Exhibit 99.1

29 July 2013

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

PERRIGO COMPANY TO ACQUIRE ELAN CORPORATION, PLC FOR US$8.6 BILLION,

ESTABLISHING PREMIER GLOBAL HEALTHCARE COMPANY

•	Establishes a differentiated platform for further international expansion

•	Strengthens business and financial profile with highly diversified revenue streams and enhanced cash flows

•	Creates a combined entity with industry-leading revenue, adjusted EBITDA and earnings growth rates

•	Immediately accretive to Perrigo’s adjusted earnings per share in 2014

•	Creates opportunity for substantial after-tax annual operating expense and tax savings of more than US$150 million[1]

•	Elan shareholders to receive US$6.25 in cash and 0.07636 shares of New Perrigo for each Elan share, valuing each Elan share at US$16.50 based on the closing price per Perrigo share on 26 July 2013

Allegan, Michigan and Dublin, Ireland — (29 July 2013) — Perrigo Company (NYSE: PRGO), a leading global provider of quality, affordable healthcare products (“Perrigo”) and Elan Corporation, plc (NYSE: ELN) (“Elan”), a leading biotechnology company headquartered in Ireland, today announced that, following a formal sale process conducted by Elan, Perrigo and Elan have entered into a definitive agreement (the “Transaction Agreement”) under which Elan will be acquired by a new holding company incorporated in Ireland (“New

[1]	The bases and assumptions for the synergy numbers in this section are set out in Appendix II to this announcement and the synergies have been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules.

Perrigo”). The cash and stock transaction, which is valued at approximately US$8.6 billion based on the closing price of Perrigo shares on 26 July 2013 (US$6.7 billion excluding Elan’s cash on hand), will create a global healthcare company with an industry-leading growth profile and the geographic scale and scope to continue building a truly differentiated business.

“Through this transaction, Perrigo establishes a diversified platform for further international expansion,” stated Perrigo Chairman and CEO, Joseph C. Papa. “We believe this transaction is compelling for Elan shareholders and fully takes into account the value of Elan’s assets, including a large cash balance and a double-digit royalty claim on Tysabri®, a blockbuster product that generated revenues of US$1.6 billion last year and has been growing at a compound annual growth rate of 19%. We believe the combination of Perrigo and Elan will create an industry-leading global healthcare company with the balance sheet liquidity and operational structure to accelerate our growth and capitalize on international market opportunities.”

Mr. Robert A. Ingram, Chairman of Elan, commented, “This is an excellent transaction for Elan shareholders and provides them with cash consideration as well as the opportunity to benefit from the potential upside value of the new company. Joe Papa and his team have demonstrated exceptional capability and delivery of results in building a premier healthcare company over the past number of years. We have the confidence in Joe and his leadership team to continue to grow and expand its presence on a global scale.”

Additionally, Elan CEO Mr. G. Kelly Martin, said, “The Elan platform has been constructed over the years to provide a unique and compelling investment thesis for our shareholders. This transaction underscores the tremendous value of Elan's platform. The new combined company should deliver value, growth and diversification to shareholders for many years to come.”

The proposed transaction, which has been unanimously approved by the respective boards of directors of Perrigo and Elan, is expected to close by the end of calendar year 2013. At the close of the transaction, Perrigo and Elan will be combined under New Perrigo, a new company incorporated in Ireland, where Elan is incorporated today. New Perrigo, which is expected to be called Perrigo Company plc or a variant thereof, will be led by Perrigo’s current leadership team.

Elan’s current business portfolio includes royalties from Multiple Sclerosis (MS) treatment Tysabri® (marketed and distributed by Biogen Idec, Inc.), along with a neuropsychiatric pipeline with near term value-creating opportunities. Tysabri® had a 19% compound annual growth rate over the 2008–2012 period. Elan currently earns a 12% royalty on global net sales of Tysabri®. From 1 May 2014 onwards, the royalty increases to 18% on annual net sales up to US$2.0 billion, and to 25% on annual net sales above this amount. The Tysabri® cash flows are highly sustainable with multiple barriers to entry, analogous to the fundamentals of Perrigo’s core business. Further upside exists if Tysabri® is approved for Secondary Progressive MS.

Under the terms of the Transaction Agreement, at the closing of the acquisition, Elan shareholders will receive US$6.25 in cash and 0.07636 shares of New Perrigo for each Elan share. The transaction values each Elan share at US$16.50 based on the closing price of Perrigo shares on 26 July 2013, which represents a premium of approximately 10.5% compared to the closing price of Elan American Depositary Shares on 26 July 2013, the last trading day prior to the date of this announcement. The transaction values the entire share capital of Elan at approximately US$8.6 billion based on Perrigo’s closing share price on 26 July 2013. Net of cash, the transaction is valued at US$6.7 billion. Perrigo shareholders will receive one share of New Perrigo for each share of Perrigo that they own upon closing and US$0.01 per share in cash. The transaction will be taxable, for U.S. federal income tax purposes, to both the Elan shareholders and the Perrigo shareholders.

Immediately after the closing of the transaction, Perrigo shareholders are expected to own approximately 71% of the combined company while Elan shareholders are expected to own approximately 29%. Shares of New Perrigo will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and are expected to trade on the New York Stock Exchange and the Tel Aviv Stock Exchange.

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Key benefits of the transaction for Perrigo and Elan:

•	Platform for International Expansion
o	Operating base in Ireland to serve as a business hub and gateway for expansion into international markets
o	Scale, resources and corporate structure to drive strategic initiatives and investments
o	Differentiated business model well-positioned to continue growth in core markets and to expand to other international markets

•	Strong Business and Financial Profile
o	Highly diversified revenue stream
o	Strong pro forma cash flows to continue to support an investment grade credit profile
o	Robust and sustainable growth outlook

•	Financially Compelling
o	Enhances revenue, adjusted EBITDA and earnings growth rates and expands margins
o	Immediately accretive to Perrigo adjusted earnings per share in 2014
o	Meaningful synergy opportunities

•	Benefits to Elan Shareholders
o	Upfront value unlocked via the cash consideration, while Elan Shareholders will also have the opportunity to participate in the benefits of New Perrigo
o	Perrigo management team with strong track record of successfully acquiring and integrating diverse businesses

The combination is expected to result in more than US$150 million of recurring after-tax annual operating expense and tax savings. Certain of these synergies result from the elimination of redundant public company costs while optimizing back-office support and the global R&D functions. Additionally, tax savings are expected to arise from the combined company being incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations.2

Mr. Papa concluded, “We are very impressed with the accomplishments of Elan’s leadership team. Over the past decades, they have built a company that delivers high quality healthcare products with a focus on innovations in science to fill significant unmet medical needs around the world. This strategic transaction aligns with Perrigo’s acquisition strategy and our previously-stated intentions to grow our international business. We expect New Perrigo to create tremendous value for our shareholders for years to come.”

Perrigo has secured an aggregate amount of US$4.35 billion in fully underwritten bridge financing commitments from Barclays and HSBC Bank USA, N.A., which, in addition to Perrigo cash on hand, are available to finance the cash portion of the transaction, pay fees and expenses related to the transaction and refinance Perrigo’s existing indebtedness including its current term loan, private placement notes and existing public bonds.  Perrigo plans to refinance and repay the bridge borrowings through new debt issuances and the use of Elan cash on hand.

Approvals

The combination is subject to the terms of the Transaction Agreement among Perrigo, Elan, New Perrigo and certain other parties. The acquisition of Elan by New Perrigo will be effected by means of a “scheme of arrangement” (the “Scheme”) under Irish law pursuant to which New Perrigo will acquire all of the outstanding shares of Elan from Elan shareholders for cash and shares (the “Acquisition”). The Acquisition will be subject to the terms and conditions to be set forth in the Scheme document to be delivered to Elan shareholders. To become effective, the Scheme will require, among other things, the approval at a meeting convened pursuant to an order of the Irish High Court (the “Court Meeting”) of a majority in number of Elan shareholders, present and

[2]	The bases and assumptions for the synergy numbers in this section are set out in Appendix II to this announcement. The synergies in this section have been reported in accordance with Rule 19.3(b) of the Takeover Rules.

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voting either in person or by proxy, representing 75% or more in value of the Elan shares held by such holders as well as the approval by Elan shareholders of resolutions relating to the implementation of the Scheme at an extraordinary general meeting to be held directly after the Court Meeting. Following the requisite Elan shareholder approval being obtained, the sanction of the Irish High Court is also required for the Scheme to become effective. In addition, the Transaction Agreement must be approved by Perrigo shareholders at a special shareholders meeting to be convened by Perrigo. The Acquisition, which is unanimously recommended by the respective boards of directors of both companies, also is subject to receipt of certain regulatory approvals and certain other conditions, as more particularly set out in Appendix I to this announcement.

Conference Call with Perrigo and Elan Management at 8:30 AM EDT, 29 July 2013

Perrigo’s and Elan’s conference call to discuss this transaction is available to all interested parties as a live teleconference today at 8:30 a.m. EDT in the U.S. at the following phone numbers: U.S.: +1-877-248-9413; international: +1-973-582-2737. The conference ID is 24325296. This news release can be accessed under its headline on Perrigo’s website at www.perrigo.com and on Elan’s website at www.elan.com. Also available on the companies’ websites prior to the call will be a presentation on this transaction that will also be covered during the call.

About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo Company has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). The company is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. The company’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. Visit Perrigo on the Internet at www.perrigo.com.

About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN.

For additional information about Elan, please visit Elan’s web site at www.elan.com.

About New Perrigo

New Perrigo is a private limited company incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the Transaction Agreement. Prior to the effective date of the Scheme (the “Effective Date”), New Perrigo will be converted, pursuant to the Irish Companies Acts 1963–2012, to a public limited company. To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

Conditioned only upon the prior consummation and implementation of the Scheme and the Acquisition, an indirect subsidiary of New Perrigo (“Merger Sub”), will merge with and into Perrigo, as a result of which the separate corporate existence of Merger Sub will cease and Perrigo will continue as the surviving corporation as a wholly owned indirect subsidiary of New Perrigo. At the Effective Date, all Perrigo shares will be cancelled and each Perrigo share will automatically be converted into the right to receive one New Perrigo share and US$0.01 in cash.

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For more information:

ELAN

Elan Investor Relations:

Chris Burns	+1-800-252-3526

David Marshall	+353-1-709-4444

Elan Media Relations:

Emer Reynolds	+353-1-709-4022

Financial Advisors to Elan:

Citi

Chris Hite	+1-212-816-1818

Davy

Eugenée Mulhern	+353-1-679-6363

Morgan Stanley

Colm Donlon	+44-20-7425-8000

Ondra

Michael Tory	+44-20-7082-8750

PR Advisors to Elan:

Sutton Belmont

Jonathan Birt	+44-78-6036-1746

FTI Consulting

Susan Stuart	+44-20-7269-7169

Sard Verbinnen & Co

Jamie Tully	+1-212-687-8080

PERRIGO

Perrigo Investor Relations

Arthur Shannon	+1-269-686-1709

Bradley Joseph	+1-269-686-3373

Financial Advisor to Perrigo:

Barclays

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Punit Mehta	+1-212-526-7000

Derek Shakespeare	+44-20-7773-2500

PR Advisors to Perrigo:

FTI Consulting

Mark McCall	+1-212-850-5641

David Roady	+1-212-850-5632

The Perrigo directors accept responsibility for all the information contained in this announcement other than information relating to Elan and its subsidiary undertakings, the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Elan directors accept responsibility for all the information contained in this announcement other than information relating to Perrigo and its subsidiary undertakings, the directors of Perrigo and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE, EXCHANGE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Important Additional Information will be filed with the SEC

New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Participants in the Solicitation

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement.

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Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which was filed with the SEC on 12 February 2013, its Report on Form 6-K, which was filed with the SEC on 28 February 2013, its Report on Form 6-K, which was filed with the SEC on 25 April 2013 and its Report on Form 6-K, which was filed with the SEC on 5 June 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended 30 June 2012, which was filed with the SEC on 16 August 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on 26 September 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo 's, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those

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discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended 30 June 2012, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time.

The forward-looking statements in this announcement are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan 's or its management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan 's most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the

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Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast/Asset Valuation

No statement in this announcement is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo, New Perrigo or Elan, as appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Takeover Rules”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan or Perrigo, all “dealings” in any “relevant securities” of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all “dealings” in “relevant securities” of Elan by Perrigo or “relevant securities” of Perrigo by Elan, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

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Terms in quotation marks are defined in the Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Takeover Rules, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353-(0)1-678-9020; fax number +353(0)1-678-9289.

Financial Advisers

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

Citigroup Global Markets Inc, which is a member of SIPC and is a registered broker-dealer regulated by the Securities and Exchange Commission and Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Citigroup Global Markets Inc and Citigroup Global Markets Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Davy and Davy Corporate Finance each of which are regulated in Ireland by the Central Bank of Ireland, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Elan and for no one else in relation to the matters referred to herein. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Ondra LLP, which is regulated by the Financial Conduct Authority in the United Kingdom, is acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Ondra LLP, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

General

This summary should be read in conjunction with the full text of this announcement. The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the

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proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

This announcement does not constitute a prospectus or prospectus equivalent document.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme document or any document by which the Acquisition and the Scheme are made. Perrigo shareholders and Elan Shareholders are advised to read carefully the formal documentation in relation to the transactions contemplated by the Transaction Agreement once the Scheme document has been dispatched.

This announcement which is issued jointly by Perrigo and Elan is made pursuant to Rule 2.5 of the Takeover Rules.

Perrigo reserves the right to elect to implement the acquisition of Elan by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Transaction Agreement and the consent of the Irish Takeover Panel. In such event, the Acquisition will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an acceptance condition set at 90% of the shares to which such offer relates or such lesser percentage as Perrigo may, with the consent of the Irish Takeover Panel (if required), decide).

Pursuant to Rule 2.6(c) of the Takeover Rules, this announcement will be available to Perrigo employees on Perrigo’s website (www.perrigo.com) and Elan employees on Elan’s website (www.elan.com).

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

29 July 2013

RECOMMENDED ACQUISITION

OF

ELAN CORPORATION, PLC

FOR CASH AND SHARES

to be implemented by means of a scheme of arrangement under the Irish Companies Acts

1.	Introduction

The Board of Elan and the Board of Perrigo are pleased to announce that they have reached agreement on the terms of a recommended acquisition for cash and shares of the entire issued and to be issued share capital of Elan by a new holding company incorporated in Ireland, New Perrigo. The transaction, which is valued at approximately US$8.6 billion (US$6.7 billion excluding Elan’s cash on hand), will be effected by means of a scheme of arrangement under section 201 of the Act, in which New Perrigo will acquire each Elan Share for US$6.25 in cash and 0.07636 New Perrigo Shares. Under the terms of the transaction, each of Elan and Perrigo will become a wholly owned indirect subsidiary of New Perrigo. It is intended that New Perrigo will be re-registered and re-named as Perrigo Company plc or a variant thereof. The proposed transaction has been unanimously approved by the Elan Board and the Perrigo Board.

Citi, Morgan Stanley and Ondra are acting as independent financial advisers to the Board of Elan in relation to the Acquisition for the purposes of Rule 3 of the Takeover Rules. Davy is also acting as a financial adviser to the Board of Elan in respect of the Acquisition. The Board of Elan, which has been so advised by Citi, Morgan Stanley and Ondra, considers the terms of the Acquisition to be fair and reasonable. In providing their advice, Citi, Davy, Morgan Stanley and Ondra have taken into account the commercial assessments of the Board of Elan. The Elan Board unanimously recommends to Elan Shareholders to vote in favour of the Acquisition and the Scheme, as the directors of Elan who are Elan Shareholders intend to do in respect of their own beneficial holdings.

The Acquisition, by means of the Scheme, is subject to the Conditions set out in Appendix I. The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III.

2.	Consideration

Under the terms of the Transaction Agreement, which has been unanimously approved by both the Elan Board and the Perrigo Board, Elan Shareholders will receive US$6.25 in cash and 0.07636 New Perrigo Shares for each Elan Share they own upon closing of the Acquisition. Perrigo Shareholders will also become shareholders of New Perrigo and receive one New Perrigo Share and US$0.01 in cash for each Perrigo Share that they own upon closing of the Acquisition.

The transaction values each Elan Share at US$16.50 based on the closing price of Perrigo Shares on 26 July 2013, which represents a premium of approximately 10.5% compared to the closing price of Elan ADS on 26 July 2013, the last trading day prior to the date of this announcement. The transaction values the entire issued and to be issued share capital of Elan at approximately US$8.6 billion based on Perrigo’s closing share price on 26 July 2013. Net of cash, the transaction is valued at US$6.7 billion.

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It is expected that, immediately after closing of the Acquisition, Elan Shareholders will own approximately 29% of New Perrigo on a fully diluted basis. The Acquisition will be taxable, for U.S. federal income tax purposes, to the Elan Shareholders.

3.	Elan Background to and Reasons for Recommending the Acquisition

On 14 June 2013, Elan announced that it was proceeding with a formal sale process following receipt of a number of expressions of interest in the context of the unsolicited offers made by Royalty Pharma. The Elan Board, in reviewing the Perrigo offer, has given careful consideration to all indications of interest and other proposals received since Elan announced that it was proceeding with a formal sale process.

The Acquisition provides Elan Shareholders with cash consideration as well as the opportunity to benefit from the potential upside value of the new company. The Elan Board believes that Perrigo has demonstrated exceptional capability and delivery of results in building a premier healthcare company over the past number of years. It is confident that Perrigo’s leadership team will continue to grow and expand the company’s presence on a global scale.

In addition, Elan’s platform has been constructed over the years to provide a unique and compelling investment thesis for the Elan Shareholders. The Acquisition underscores the tremendous value of Elan's platform. The Elan Board believes that New Perrigo will deliver value, growth and diversification to its shareholders for many years to come.

In reaching its determination to approve the Acquisition, the Elan Board consulted with and received advice from management and its financial and legal advisers, and drew on its knowledge of Elan’s business, assets, financial position, operating resuls, historical and current trading and the opportunities and challenges in its business as well as information relating to Perrigo. After giving consideration to these and a variety of other factors and risks, the Elan Board unanimously determined to recommend the Elan Shareholders vote in favour of the Acquisition and the Scheme.

Both the Elan Board and the Perrigo Board believe that the Acquisition is a compelling business combination which offers substantial benefits for shareholders and customers.

4.	Elan Recommendation

Citi, Morgan Stanley and Ondra are acting as independent financial advisers to the Board of Elan in relation to the Acquisition for the purposes of Rule 3 of the Takeover Rules. Davy is also acting as a financial adviser to the Board of Elan in respect of the Acquisition. The Board of Elan, which has been so advised by Citi, Morgan Stanley and Ondra, considers the terms of the Acquisition to be fair and reasonable. In providing their advice, Citi, Davy, Morgan Stanley and Ondra have taken into account the commercial assessments of the Board of Elan. The Elan Board unanimously recommends to Elan Shareholders to vote in favour of the Acquisition and the Scheme, as the directors of Elan who are Elan Shareholders intend to do in respect of their own beneficial holdings.

5.	Perrigo Background to and Reasons for Recommending the Acquisition

If successfully completed, the transaction will create an industry-leading global healthcare company with the balance sheet liquidity and operational structure to accelerate Perrigo’s growth and capitalize on international market opportunities.

The combined company will establish a differentiated platform for further international expansion through:

•	an operating base in Ireland and a strong financial profile to support expansion into international markets;

•	the scale, resources and corporate structure to drive strategic initiatives and investments; and

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•	a business that is well-positioned to continue growth in core markets and to expand to other international markets.

The transaction will strengthen Perrigo’s business and financial profile by diversifying Perrigo’s revenue streams and enhancing its cash flows. Tysabri® had a 19% compound annual growth rate over the 2008–2012 period. Elan currently earns a 12% royalty on global net sales of Tysabri®. From 1 May 2014 onwards, the royalty increases to 18% on annual net sales up to US$2.0 billion, and to 25% on annual net sales above this amount. The Tysabri® cash flows are highly sustainable with multiple barriers to entry, analogous to the fundamentals of Perrigo’s core business. Further upside exists if Tysabri® is approved for Secondary Progressive MS.

Perrigo believes the combination to be financially compelling. The transaction is expected to enhance revenue and be immediately accretive to Perrigo’s adjusted earnings per share in 2014.3

The combination is expected to result in more than US$150 million of recurring after-tax annual operating expense and tax savings. These synergies are expected to create strong pro forma cash flows to support an investment grade credit profile. Certain of these synergies result from the elimination of redundant public company costs while optimizing back-office support and the global R&D functions. Additionally, tax savings are expected to arise from the combined company being incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations.4

The proposed transaction has been unanimously approved by the Board of Perrigo and the Board of Elan, and is supported by the management teams of both companies. The management of Perrigo will lead the combined business.

6.	The Acquisition and the Scheme

The Acquisition will be effected by way of a scheme of arrangement pursuant to Irish law. Under the Scheme (which will be subject to the Conditions set out in Appendix I to this announcement and which will also be set out in the Scheme Document), Elan Shareholders will receive the Scheme Consideration in return for the Elan Shares in Elan that will be cancelled pursuant to the Scheme under sections 72 and 74 of the Act.

The Scheme of Arrangement is an arrangement made between Elan and Elan Shareholders under section 201 of the Act and is subject to the approval of the Court. If the Scheme becomes effective, all Elan Shares will be cancelled pursuant to sections 72 and 74 of the Act in accordance with the terms of the Scheme. Elan will then issue new Elan Shares to New Perrigo in place of the Elan Shares that were cancelled pursuant to the Scheme and New Perrigo will issue the Scheme Consideration for the Acquisition to the former Elan Shareholders. As a result of these arrangements, Elan will become a wholly owned subsidiary of New Perrigo.

To become effective, the Scheme requires, amongst other things, the approval at the Court Meeting of a majority in number of Elan Shareholders, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the Elan Shares held by such shareholders, as well as the approval by Elan Shareholders of resolutions relating to the implementation of the Scheme at the Elan Extraordinary General Meeting to be held directly after the Court Meeting.

Assuming the necessary approvals from Elan Shareholders have been obtained and all other conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the Court sanctioning the Scheme together with the minute required by section 75 of the Act confirming the capital reduction and registration of the Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all

[3]	The synergy and earnings enhancement statements in this section should not be construed as a profit forecast or interpreted to mean that New Perrigo’s earnings in the first full fiscal year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant financial period or any other period.

[4]	The bases and assumptions for the synergy numbers in this section are set out in Appendix II to this announcement. The synergies in this section have been reported in accordance with Rule 19.3(b) of the Takeover Rules.

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Elan Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Elan Extraordinary General Meeting.

The Acquisition is conditional on the Scheme becoming effective and unconditional by not later than 29 April 2014. The Conditions to the Acquisition and the Scheme are set out in full in Appendix I to this announcement. The implementation of the Scheme is conditional, amongst other things, upon:

•	the approval of the Scheme by a majority in number of the Elan Ordinary Shareholders representing three-fourths (75%) or more in value of the holders of Elan Shares, present and voting either in person or by proxy, at the Court Meeting;

•	Elan Extraordinary General Meeting Resolutions being duly passed by the requisite majority at the Elan Extraordinary General Meeting;

•	the sanction by the Court of the Scheme;

•	the adoption and approval of the Transaction Agreement by the Perrigo Shareholders as required by the MBCA;

•	the authorisation for listing (subject only to certain standard conditions) of the New Perrigo Shares comprising the Share Consideration and the Merger Consideration by the NYSE and the TASE;

•	receipt of all required regulatory clearances under applicable antitrust, competition or foreign investment laws;

•	no third party having decided to take any action which would (i) make the transactions contemplated by the Transaction Agreement void or unenforceable, (ii) require the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Perrigo Group or the Wider Elan Group of all or any part of their respective businesses, assets or properties, or (iii) impose any other material limitation on, or result in a material delay in, the ability of any member of the Wider Perrigo Group to consummate the transactions contemplated by the Transaction Agreement;

•	the absence of any law or injunction that restrains, enjoins or otherwise prohibits consummation of the Acquisition, the Scheme, the Merger or the other transactions contemplated by the Transaction Agreement;

•	the representations and warranties of each party being true and correct, with certain exceptions, as of the date of the Transaction Agreement and the Completion Date; and

•	the obligations and covenants of each party under the Transaction Agreement having been performed and complied with in all material respects prior to the Completion Date.

The Scheme Document, containing further information relating to the implementation of the Acquisition, the full terms and Conditions of the Scheme, and the notices of the Court Meeting to be convened by direction of the Court, the separate Elan Extraordinary General Meeting required to approve the Scheme and related resolutions and information relating to the convening of the Perrigo Special Meeting will be posted in due course to Perrigo Shareholders and to Elan Shareholders.

The proxy statement will contain important information about the merger of an indirect subsidiary of New Perrigo with and into Perrigo (with Perrigo as the surviving corporation), the Acquisition (including the Scheme), the Transaction Agreement, the Perrigo Special Meeting, the Court Meeting and the Elan Extraordinary General Meeting. The proxy statement will also be a part of the Form S-4 that will be filed with the SEC in order to register the New Perrigo Shares pursuant to the Securities Act. Upon a declaration of effectiveness by the SEC, the proxy statement will constitute a prospectus of New Perrigo for purposes of U.S. law.

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7.	Merger Benefit Statement

The combination is expected to result in more than US$150 million of recurring after-tax annual operating expense and tax savings.5 Certain of these savings result from the elimination of redundant public company costs while optimizing back-office support and the global research and development functions. Additionally, tax savings are expected to arise from the combined company being incorporated in Ireland with organizational, operational and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations. Over 80% of recurring annual savings are expected to be realized in the first full fiscal year post transaction closing ending June 2015, with the remainder of recurring annual savings taking effect in the second full fiscal year post transaction closing. Restructuring and integration costs are not anticipated to exceed US$70 million, before taxes, over the same time period.

Subject to the Scheme becoming effective, Elan Shareholders will be able to share in the synergies resulting from the Acquisition by means of the Scheme Consideration they will receive.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The estimate of synergies set out in this announcement has been reported on for the purposes of Rule 19.3(b)(ii) of the Takeover Rules by (i) Ernst & Young and (ii) Barclays. Copies of their respective reports are included in Appendix IV and Appendix V to this announcement. Each of Ernst & Young and Barclays has given and not withdrawn its consent to the issue of this announcement with the inclusion of its report.

Neither the statements above nor any other synergy statement in this announcement should be construed as a profit forecast or interpreted to mean that New Perrigo’s adjusted earnings in the first full fiscal year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant preceding financial period or any other period.

8.	About Elan

Elan is a biotechnology company, headquartered in Dublin, Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan’s ordinary shares are traded on the ISE under ISIN IE0003072950; American Depositary Shares representing ordinary shares of Elan are traded on the NYSE under the ticker symbol ELN.

For additional information about Elan, please visit Elan’s website at www.elan.com.

9.	About Perrigo

From its beginnings as a packager of generic home remedies in 1887, Allegan, Michigan-based Perrigo has grown to become a leading global provider of quality, affordable healthcare products. Perrigo develops, manufactures and distributes over-the-counter (OTC) and generic prescription (Rx) pharmaceuticals, infant formulas, nutritional products, animal health, dietary supplements and active pharmaceutical ingredients (API). Perrigo is the world’s largest manufacturer of OTC pharmaceutical products for the store brand market. Perrigo’s primary markets and locations of logistics operations have evolved over the years to include the United States, Israel, Mexico, the United Kingdom, India, China and Australia. For additional information about Perrigo, please visit Perrigo’s website at www.perrigo.com.

[5]	The bases and assumptions for these synergy numbers are set out in Appendix II of this announcement. The synergies have been reported on in accordance with Rule 19.3(b) of the Takeover Rules.

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10.	About New Perrigo

New Perrigo is a private limited company incorporated in Ireland solely for the purpose of effecting the transactions contemplated by the Transaction Agreement. Prior to the Effective Date, New Perrigo will be converted, pursuant to the Act, to a public limited company. To date, New Perrigo has not conducted any activities other than those incidental to its formation and the execution of the Transaction Agreement.

Conditioned only upon the prior consummation and implementation of the Scheme and the Acquisition, Merger Sub, an indirect subsidiary of New Perrigo, will merge with and into Perrigo, as a result of which the separate corporate existence of Merger Sub will cease and Perrigo will continue as the surviving corporation as a wholly owned indirect subsidiary of New Perrigo. At the Effective Date, all Perrigo Shares will be cancelled and each Perrigo Share will automatically be converted into the right to receive one New Perrigo Share and US$0.01 in cash.

At and as of the Effective Date, it is expected that the shares of New Perrigo will be listed on the NYSE and the TASE.

11.	Financing

Perrigo has secured an aggregate amount of US$4.35 billion in fully underwritten bridge financing commitments from Barclays and HSBC Bank USA, N.A., which, in addition to Perrigo cash on hand, are available to finance the cash portion of the transaction, pay fees and expenses related to the transaction and refinance Perrigo’s existing indebtedness including its current term loan, private placement notes and existing public bonds.  Perrigo plans to refinance and repay the bridge borrowings through new debt issuances and the use of Elan cash on hand.

Further information on the financing of the Acquisition will be set out in the Scheme Document.

Barclays, financial adviser to Perrigo, is satisfied that sufficient resources are available to satisfy in full the Cash Consideration payable to Elan Shareholders under the terms of the Acquisition.

12.	Management and Employees

Pursuant to the terms of the Transaction Agreement, Perrigo has given assurances to Elan that the existing employment rights of all management and employees of the Elan Group will not be impacted by the proposed Acquisition. Further details in this regard shall be included in the Scheme Document.

13.	Effect of the Scheme on the Elan Share Option Schemes

Pursuant to the terms of the Transaction Agreement and in accordance with the Employee Share Plans, the Acquisition will accelerate outstanding share options and share awards under the Employee Share Plans. Detailed proposals in respect of the Acquisition will be made to holders of share options and share awards under the Employee Share Plans at or around the time of the circulation of the Scheme Document.

14.	De-listing of Elan Shares, termination of Elan Deposit Agreement, De-listing of Perrigo Shares and Admission to Trading of New Perrigo

It is intended that, subject to and following the Scheme becoming effective, and subject to applicable requirements of the NYSE and the ISE, respectively, New Perrigo will apply for cancellation of the quotation of Perrigo Shares on the NYSE and Elan will apply for cancellation of the quotation of Elan Shares on the ISE and Elan ADS on the NYSE. The last day of dealing in Perrigo Shares on the NYSE, Elan Shares on the ISE and Elan ADS on the NYSE will be the last Business Day before the Effective Date (or, in certain circumstances, the Effective Date). The Elan Deposit Agreement relating to Elan ADS will also be terminated.

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It is expected that New Perrigo Shares will be listed on NYSE and TASE on the Effective Date.

15.	Expenses Reimbursement Agreement

Elan has entered into the Expenses Reimbursement Agreement dated 28 July 2013 with Perrigo, the terms of which have been approved by the Takeover Panel. Under the Expenses Reimbursement Agreement, Elan has agreed to pay all documented, specific and quantifiable third party costs and expenses incurred by Perrigo, or on its behalf, for the purposes of, in preparation for, or in connection with the Acquisition, including, but not limited to, exploratory work carried out in contemplation of and in connection with the Acquisition, legal, financial and commercial due diligence, arranging financing and engaging advisers to assist in the process. The liability of Elan to pay these amounts shall arise only after the date of this announcement and is limited to a maximum gross amount equal to 1% of the offer value based on the Scheme Consideration. The circumstances in which such payment will be made are if:

(a)	the Transaction Agreement is terminated:

(i)	by Perrigo for the reason that the Elan Board or any committee thereof (A) withdraws, withholds, or qualifies or modifies in a manner adverse to Perrigo, or proposes publicly to withdraw; withdrawn, qualify or modify in a manner adverse to the Bidder; the Scheme Recommendation or (B) approves, recommends or declares advisable, or proposes publicly to approve, recommend or declare advisable, any Elan Alternative Proposal (it being understood, for the avoidance of doubt, that the provision by Elan to Perrigo of notice or information in connection with an Elan Alternative Proposal or an Elan Superior Proposal, as required or expressly permitted by the Transaction Agreement, shall not, in and of itself, satisfy this paragraph (a)(i); or

(ii)	by Elan, at any time prior to obtaining Elan Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for an Elan Superior Proposal; or

(b)	all of the following occur:

(i)	prior to the Court Meeting, an Elan Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make an Elan Alternative Proposal and, in each case, not publicly withdrawn without qualification at least three Business Days before the date of the Court Meeting (it being understood that, for purposes of this paragraph (b)(i) and paragraph (b)(iii) below, references to "25%" and "75%" in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%", respectively; and

(ii)	the Transaction Agreement is terminated by either Elan or Perrigo for the reason that the Court Meeting or the Elan Extraordinary General Meeting shall have been completed and the Court Meeting Resolutions or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; and

(iii)	either (A) an Elan Alternative Proposal is consummated within twelve months or (B) a definitive agreement providing for an Elan Alternative Proposal is entered into within twelve months after such termination (regardless of whether such Elan Alternative Proposal is the same Elan Alternative Proposal referred to in paragraph (b)(i)) and such Elan Alternative Proposal is consummated; or

(c)	all of the following occur:

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(i)	prior to the Court Meeting, an Elan Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make an Elan Alternative Proposal and, in each case, not publicly withdrawn without qualification at the time the Transaction Agreement is terminated under the circumstances specified in paragraph (c)(ii) (it being understood that, for purposes of this paragraph (c)(i) and paragraph (c)(iii) below, references to 25% and 75% in the definition of Elan Alternative Proposal shall be deemed to refer to “80%” and “20%”, respectively); and

(ii)	the Transaction Agreement is terminated by Perrigo for the reason that Elan shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or any of its representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (A) would result in a failure of any of the conditions to the Scheme or of the other conditions to Perrigo’s obligations to effect the Acquisiton and (B) is not reasonably capable of being cured by the date that is one year after the date of the Transaction Agreement, provided that, Perrigo shall have given Elan written notice, delivered at least 30 days prior to such termination, stating Perrigo’s intention to terminate the Transaction Agreement for such reason and the basis for such termination; and

(iii)	either (A) an Elan Alternative Proposal is consummated within twelve months or (B) a definitive agreement providing for an Elan Alternative Proposal is entered into, within twelve months after such termination and such Elan Alternative Proposal is consummated (regardless of whether such Elan Alternative Proposal is the same Elan Alternative Proposal referred to in paragraph (c)(i)).

16.	Transaction Agreement

Perrigo, Elan, New Perrigo and certain other parties have entered into the Transaction Agreement which contains certain assurances in relation to the implementation of the Scheme and other matters relating to the Acquisition. A summary of the principal terms of the Transaction Agreement will be set out in the Scheme Document.

17.	Perrigo Shareholder Approval

Pursuant to the Transaction Agreement, Merger Sub, an indirect subsidiary of New Perrigo will merge with and into Perrigo, with Perrigo continuing as the surviving corporation in the Merger. The Perrigo Board has adopted the Plan of Merger, which, pursuant to the MBCA and the DGCL, must be submitted for approval at a meeting of the Perrigo Shareholders. Perrigo will submit the Plan of Merger to the Perrigo Shareholders at the Perrigo Special Meeting. Pursuant to the MBCA and the DGCL, Perrigo will send Perrigo Shareholders a joint proxy statement relating to the matters to be submitted to Perrigo Shareholders at the Perrigo Special Meeting, including a copy of the Plan of Merger, a summary of the background to and reasons for the transactions contemplated thereby, a notice convening the Perrigo Special Meeting and information relating to the New Perrigo Shares.

18.	Perrigo Recommendation

The Board of Perrigo considers the terms of the Acquisition and the Merger to be consistent with and in furtherance of the strategies and goals of Perrigo and has unanimously authorized and approved the transactions contemplated by the Transaction Agreement. Consequently, the Board of Perrigo unanimously recommends that Perrigo Shareholders adopt and approve the Plan of Merger.

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19.	Interests and Short Positions in Elan

As at 25 July 2013, being the last practicable date prior to this announcement, Barclays and its affiliates held 1,630,640 Elan Shares and options to subscribe for Elan Shares as set forth below:

Call Options – Purchased: 5,081,400

Call Options – Written: (2,012,200)

Put Options – Purchased: 2,161,700

Put Options – Written: (4,936,600)

Save as disclosed in this paragraph 19, as at 25 July 2013, being the last practicable date prior to this announcement, none of Perrigo or (so far as Perrigo is aware) any person acting in concert with Perrigo had any interest, or held any short position, in any relevant securities of Elan and none of Perrigo or (so far as Perrigo is aware) any associate of Perrigo has any arrangement to which Rule 8.7 applies relating to relevant securities of Elan. For these purposes, “associate” and “arrangement to which Rule 8.7 applies” have the meanings given to those terms in the Takeover Rules. An “arrangement to which Rule 8.7 applies” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is, or may be, an inducement to one or more of such persons to deal or refrain from dealing in such securities.

In the interests of confidentiality, Perrigo has made only limited enquiries in respect of certain parties who may be deemed by the Takeover Panel to be acting in concert with it for the purposes of the Acquisition. Further enquiries will be made to the extent necessary as soon as practicable following the date of this announcement and any disclosure in respect of such parties will be included in the Scheme Document.

20.	Rule 30.2 Derogation

Rule 30.2(a) of the Takeover Rules requires that, except with the consent of the Takeover Panel, and subject to Rule 2.7 of the Takeover Rules, Elan must despatch the Scheme Document to Elan Shareholders within 28 days of the announcement of a firm intention to make an offer, being this announcement.

Perrigo and Elan have applied to the Takeover Panel for a derogation from Rule 30.2(a) of the Takeover Rules, which, if granted, will mean that the Scheme Document may not be despatched to Elan Shareholders for a number of months after the date of this announcement.

There is a requirement to file a Form S-4 Registration Statement with the SEC in connection with the Acquisition. The Form S-4 will contain the Scheme Document. The preparation of the Form S-4 may take more than 28 days. Also, the SEC may elect to review the Form S-4 prior to declaring it effective. This review process may take 60 days or more to complete. Under SEC rules, the Scheme Document cannot be despatched to Elan Shareholders until the Form S-4 is declared effective by the SEC. Should the Takeover Panel grant the derogation, the Scheme Document will be despatched to Elan Shareholders as soon as practicable after the Form S-4 is declared effective.

21.	General

The Acquisition and the Scheme will be made subject to the Conditions set out in Appendix I and further terms and conditions to be set out in the Scheme Document. The Scheme Document will include full details of the Acquisition and will be accompanied by the appropriate forms of proxy.

The Scheme Document will be despatched to Elan Shareholders and, for information only, to holders of Elan Options and Elan Share Awards under the Employee Share Plans, in due course. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the Elan Extraordinary General Meeting, the expected timetable and further information relating to the New Perrigo Shares and will specify the necessary action to be taken by Elan Shareholders.

Perrigo reserves the right to elect to implement the acquisition of Elan by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Transaction Agreement and the consent of the Takeover Panel. In such event, the Acquisition will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an

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acceptance condition set at 90% of the shares to which such offer relates or such lesser percentage as Perrigo may, with the consent of the Takeover Panel (if required), decide).

The Acquisition and the Scheme will be governed by the laws of Ireland and will be subject to the applicable requirements of the Takeover Rules and applicable laws.

Appendix I to this announcement contains the Conditions of the implementation of the Scheme and the Acquisition; Appendix II contains the sources and bases of certain information set out in this announcement; Appendix III contains definitions of certain expressions used in this announcement; Appendix IV contains the report of Ernst & Young; Appendix V contains the report of Barclays incorporated for the purposes of Rule 19.3(b)(ii) of the Takeover Rules; and Appendix VI contains the Transaction Agreement.

ENQUIRIES:

ELAN

Elan Investor Relations:

Chris Burns	+1-800-252-3526

David Marshall	+ 353-1-709-4444

Elan Media Relations:

Emer Reynolds	+ 353-1-709-4022

Financial Advisors to Elan:

Citi

Chris Hite	+1-212-816-1818

Davy

Eugenée Mulhern	+353-1-679-6363

Morgan Stanley

Colm Donlon	+44-20-7425-8000

Ondra

Michael Tory	+44-20-7082-8750

PR Advisors to Elan:

Sutton Belmont

Jonathan Birt	+44-78-6036-1746

FTI Consulting

Susan Stuart	+44-20-7269-7169

Sard Verbinnen & Co

Jamie Tully	+1-212-687-8080

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PERRIGO

Perrigo Investor Relations

Arthur Shannon	+1-269-686-1709

Bradley Joseph	+1-269-686-3373

Financial Advisor to Perrigo:

Barclays

Punit Mehta	+1-212-526-5102

Derek Shakespeare	+44-20-7773-2500

PR Advisors to Perrigo:

FTI Consulting

Mark McCall	+1-212-850-5641

David Roady	+1-212-850-5632

The Perrigo directors accept responsibility for all the information contained in this announcement other than information relating to the Elan Group, the directors of Elan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Elan directors accept responsibility for all the information contained in this announcement other than information relating to the Perrigo Group, the directors of Perrigo and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Elan directors (who have taken all reasonable care to ensure that such is the case), the information in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE, EXCHANGE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS ANNOUNCEMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Important Additional Information will be filed with the SEC

New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available)

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and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Participants in the Solicitation

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement. Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which was filed with the SEC on 12 February 2013, its Report on Form 6-K, which was filed with the SEC on 28 February 2013, its Report on Form 6-K, which was filed with the SEC on 25 April 2013 and its Report on Form 6-K, which was filed with the SEC on 5 June 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended 30 June 2012, which was filed with the SEC on 16 August 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on 26 September 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo 's, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the

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transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended 30 June 2012, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time.

The forward-looking statements in this announcement are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Cautionary Statement Regarding Forward-Looking Statements

This document includes certain 'forward looking statements' with respect to the business, strategy and plans of Elan and its expectations relating to the transactions contemplated by the Transaction Agreement and its future financial condition and performance. Statements that are not historical facts, including statements about Elan 's or its management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Elan or on its behalf include, but are not limited to, general economic conditions in Ireland, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the transactions contemplated by the Transaction Agreement not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the transactions contemplated by the Transaction Agreement or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the benefits of the transactions contemplated by the Transaction Agreement set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Elan, including Elan 's most recent annual report on Form 20-F for the fiscal year ended 31 December 2012 and its Reports of Foreign Issuer on Form 6-K filed with the SEC.

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Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Elan disclaims any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Elan’s principal source of revenue may remain a royalty on sales of Tysabri®, the potential of Tysabri®, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri® (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialisation of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of our development activities, and R&D activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri®; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri® sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri®) and other types of lawsuits and legal defence costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an investment company or a passive foreign investment company; general changes in United States and international generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Profit Forecast/Asset Valuation

No statement in this announcement is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo, New Perrigo or Elan, as appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan or Perrigo, all “dealings” in any “relevant securities” of Elan or Perrigo (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan or Perrigo, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

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Under the provisions of Rule 8.1 of the Takeover Rules, all “dealings” in “relevant securities” of Elan by Perrigo or “relevant securities” of Perrigo by Elan, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can be found on the Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Takeover Rules, please consult the Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Takeover Panel on telephone number +353-(0)1-678-9020; fax number +353-(0)1-678-9289.

Financial Advisers

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.

Citigroup Global Markets Inc, which is a member of SIPC and is a registered broker-dealer regulated by the Securities and Exchange Commission and Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority and regulated by the Prudential Regulation Authority and the Financial Conduct Authority, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Citigroup Global Markets Inc and Citigroup Global Markets Limited, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Davy and Davy Corporate Finance each of which are regulated in Ireland by the Central Bank of Ireland, are acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Davy and Davy Corporate Finance, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Morgan Stanley & Co. International plc, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Elan and for no one else in relation to the matters referred to herein. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

Ondra LLP, which is regulated by the Financial Conduct Authority in the United Kingdom, is acting for Elan and no one else in relation to the matters referred to herein. In connection with such matters, Ondra LLP, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Elan for providing the protections afforded to their

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clients or for providing advice in connection with the matters described in this Document or any matter referred to herein.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

This announcement has been prepared for the purposes of complying with Irish law and the Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland.

This announcement does not constitute a prospectus or prospectus equivalent document.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Acquisition and the Scheme are made. Perrigo Shareholders and Elan Shareholders are advised to read carefully the formal documentation in relation to the transactions contemplated by the Transaction Agreement once the Scheme Document has been dispatched.

This announcement which is issued jointly by Perrigo and Elan is made pursuant to Rule 2.5 of the Takeover Rules.

Perrigo reserves the right to elect to implement the acquisition of Elan by way of a takeover offer as an alternative to the Scheme, subject to the provisions of the Transaction Agreement and the consent of the Takeover Panel. In such event, the Acquisition will be implemented on substantially the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments (including an acceptance condition set at 90% of the shares to which such offer relates or such lesser percentage as Perrigo may, with the consent of the Takeover Panel (if required), decide).

Pursuant to Rule 2.6(c) of the Takeover Rules, this announcement will be available to Perrigo employees on Perrigo’s website (www.perrigo.com) and Elan employees on Elan’s website (www.elan.com).

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APPENDIX I

CONDITIONS OF THE ACQUISITION AND THE SCHEME

Part A

The Acquisition and Scheme will comply with the Takeover Rules and, where relevant, the rules and regulations of the Exchange Act and the rules and regulations of NYSE and are subject to the terms and conditions set out in this document. The Acquisition and Scheme are governed by the Laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another country after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another country pursuant to an Irish judgment. For the purposes of this Appendix I, capitalised terms shall have the meanings set forth in Appendix III, save where otherwise defined herein.

The Acquisition and Scheme will be subject to the following conditions:

1.	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 29 April 2014, which may be extended pursuant to the Transaction Agreement (the "End Date") (or such earlier date as may be required by the Panel, or such later date as Perrigo and Elan may, with the consent of the Panel (if required), agree and the High Court may allow (if required)).

2.	The Scheme will be conditional upon:

2.1.	the approval of the Scheme by a majority in number representing three-fourths or more in value of the holders of Elan Shares at the Voting Record Time, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

2.2.	such resolutions to be proposed at the Elan Extraordinary General Meeting for the purposes of approving and implementing the Scheme, reducing the capital of Elan, making the necessary amendments to the Elan Memorandum and Articles of Association to make all shares in issue, and to be issued, subject to the terms of the Scheme, and set out in the notice convening the Elan Extraordinary General Meeting, being duly passed by the requisite majority at the Elan Extraordinary General Meeting (or at any adjournment of such meeting);

2.3.	the sanction (with or without modification) of the Scheme and the confirmation of the reduction of capital involved therein by the High Court; and

2.4.	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction, being delivered for registration to the Registrar of Companies and registration of the Court Order and the minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.	Elan and Perrigo have agreed that, subject to paragraph 6 of this Appendix I, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act (the "Sanction Date"):

3.1.	the adoption of the Transaction Agreement by holders of a majority of the outstanding Perrigo Shares as required by the Michigan Business Corporation Act, as amended;

3.2.	each of the NYSE and TASE shall have authorised, and not withdrawn such authorisation, for listing all of the Holdco Shares comprising the Share Consideration and the Merger Consideration, in each case subject to satisfaction of any conditions to which such authorisation is expressed to be subject;

3.3.	to the extent that Part 3 of the Competition Act is applicable to the Acquisition or its implementation:

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3.3.1.	the Competition Authority, in accordance with Section 21(2)(a) of the Competition Act, having informed Perrigo that the Acquisition may be put into effect; or

3.3.2.	the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Perrigo of the determination (if any) which it has made under Section 21(2) the Competition Act; or

3.3.3.	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Perrigo a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Acquisition may be put into effect; or

3.3.4.	the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Perrigo and Elan a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Acquisition may be put into effect subject to conditions specified by the Competition Authority being complied with and such conditions being acceptable to Perrigo; or

3.3.5.	the period of four months after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) the Competition Act in relation to the Acquisition;

3.4.	to the extent applicable to the Acquisition or its implementation and/or the Merger or its consummation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations thereunder having been terminated or having expired (in each case in connection with the Acquisition and/or the Merger by any applicable person);

3.5.	all required regulatory Clearances shall have been obtained and remain in full force and effect and applicable waiting periods shall have expired, lapsed or terminated (as appropriate), in each case in connection with the Acquisition and/or the Merger, under applicable antitrust, competition or foreign investment Law of any jurisdiction in which Elan or Perrigo conducts its operations that asserts jurisdiction over the Transaction Agreement, the Acquisition, the Scheme and/or the Merger, if the failure to obtain such Clearances in such jurisdictions would reasonably be expected to be material to New Perrigo (following consummation of the Acquisition and the Merger);

3.6.	no Third Party or Relevant Authority having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any such action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision or order and there not continuing to be outstanding any statute, regulation, decision or order or having withheld any consent or having taken or having decided to do or take any other steps which would or is reasonably likely to:

3.6.1.	make the Acquisition, its implementation or the acquisition of any Elan Shares or any of the assets of Elan by any member of the Wider Perrigo Group, or the Merger or its consummation, void unenforceable or illegal under the Laws of any jurisdiction or otherwise directly or indirectly materially restrain, revoke, restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require material amendment of the Acquisition, or the Merger;

3.6.2.	require, prevent or delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Perrigo Group or by any member of the Wider Elan Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, which in

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any such case is material and adverse in the context of (as the case may be) the Wider Perrigo Group or the Wider Elan Group taken as a whole;

3.6.3.	impose any limitation on, or result in a material delay in, the ability of any member of the Wider Perrigo Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in Elan or on the ability of any member of the Wider Elan Group or any member of the Wider Perrigo Group to hold or exercise effectively any rights of ownership of shares or other securities in or to exercise management control over any member of the Wider Elan Group, which in any such case is material in the context of the Wider Elan Group taken as a whole;

3.6.4.	require, prevent or delay a divestiture, by any member of the Wider Perrigo Group of any Elan Shares or other securities (or the equivalent) in Elan ;

3.6.5.	result in any member of the Wider Elan Group ceasing to be able to carry on business under any name which it presently does so the effect of which is material in the context of the Wider Elan Group taken as a whole;

3.6.6.	impose any material limitation on the ability of any member of the Wider Perrigo Group or any member of the Wider Elan Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Perrigo Group and/or the Wider Elan Group which is adverse to and material in the context of the Wider Elan Group taken as a whole; or

3.6.7.	otherwise affect the business, assets or profits of any member of the Wider Perrigo Group or any member of the Wider Elan Group in a manner which is adverse to and material in the context of the Wider Perrigo Group taken as a whole or the Wider Elan Group taken as a whole (as the case may be);

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the Laws of any jurisdiction in respect of the Acquisition, the Scheme, the Merger or the proposed acquisition of any Elan Shares having expired, lapsed, or been terminated;

3.7.	no court or other Relevant Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, restraint or prohibition (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Acquisition, the Scheme, the Merger or the other transactions contemplated by the Transaction Agreement;

3.8.	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending its effectiveness, and no proceedings seeking any such stop order shall have been initiated or be threatened by the SEC;

3.9.	all Authorisations necessary or reasonably deemed appropriate by Perrigo in any jurisdiction for or in respect of the Acquisition, the Merger, or the acquisition or the proposed acquisition of any shares or other securities in, or control of, Elan by any member of the Wider Perrigo Group having been obtained on terms and conditions and in a form reasonably satisfactory to Perrigo from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Elan Group or the Wider Perrigo Group has entered into contractual arrangements and all such Authorisations necessary or reasonably deemed appropriate by Perrigo to carry on the business of any member of the Wider Elan Group or Wider Perrigo Group in any jurisdiction having been obtained, in each case where a failure to make such notification or filing or to wait for the expiry, termination or lapsing of any such waiting period or to comply with such obligation or obtain such Authorisation would reasonably be expected to be material and adverse to the Wider Elan Group taken as a whole, or the Wider Perrigo Group, taken as a whole and all such Authorisations

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remaining in full force and effect at the Effective Date and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations; and

3.10.	The Transaction Agreement shall not have been terminated in accordance with its terms.

4.	Perrigo and Elan have agreed that, subject to paragraph 6 of this Appendix I, the Perrigo’s obligation to effect the Acquisition will also be conditional upon the following matters having been satisfied (or waived by Perrigo) on or before the Completion Date:

(a)

(i)	The representations and warranties of Elan set forth in the Transaction Agreement which are identified in Appendix I, Part B, Section 1 (Section 6.1.2 (Capital), Section 6.1.7 (Absence of Certain Changes or Events), Section 6.1.15 (Investment Company), Section 6.1.16 (TYSABRI Agreement), and Section 6.1.24 (Finders or Brokers)) shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date and the representations and warranties of Elan set forth in the Transaction Agreement which are identified in Appendix I, Part B, Section 2 (Section 6.1.3 (Corporate Authority Relative to this Agreement; No Violation)) shall be true and correct other than as would not materially impede or prevent the consummation of the Acquisition at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date (the representations and warranties referred to in this sub-clause (i), the “Specified Elan Representations”),

(ii)	the representations and warranties of Elan set forth in the Transaction Agreement (other than the Specified Elan Representations) which are qualified by an Elan Material Adverse Effect qualification and which are identified in Appendix I, Part B, Section 3 (Section 6.1.1 (Qualification, Organisation, Subsidiaries, etc.), Section 6.1.6 (No Undisclosed Liabilities), Section 6.1.8(2) and (5) (Employee Benefits Plan), Section 6.1.9 (Investigations; Litigation), Section 6.1.11 (Tax Matters), Section 6.1.12 (Intellectual Property), Section 6.1.13(2) (Material Contracts), Section 6.1.18(1)-(4) (Compliance with Law), Section 6.1.19 (Environmental Laws and Regulations), 6.1.20(1) (Labour Matters), Section 6.1.21(2) (Real Property) and Section 6.1.23 (Insurance)) shall be true and correct in all respects as so qualified at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date, and

(iii)	the representations and warranties of Elan set forth in the Transaction Agreement (other than the Specified Elan Representations) which are not qualified by an Elan Material Adverse Effect qualification and which are identified in Appendix I, Part B, Section 4 (Section 6.1.4 (Reports and Financial Statements), Section 6.1.5 (Internal Controls and Procedures), Section 6.1.8(1), (3), (4), (6) and (7) (Employee Benefits Plans), Section 6.1.10 (Information Provided), Section 6.1.13(1) (Material Contracts), Section 6.1.14 (Opinion of Financial Advisor), Section 6.1.17 (Other Financial Information), Section 6.1.18(5)-(10) (Compliance with Law), Section 6.1.20(2) (Labour Matters), Section 6.1.21(1) (Real Property), Section 6.1.22 (Required Vote of Elan Shareholders), Section 6.1.25 (FCPA and Anti-Corruption), Section 6.1.26 (Takeover Statutes) and Section 6.1.27 (No Other Representations)) shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect;

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provided that with respect to sub-clauses (i), (ii) and (iii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i), (ii) or (iii), as applicable), only with respect to such date or period;

(b)	Elan shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Completion Date; and

(c)	Elan shall have delivered to Perrigo a certificate, dated as of the Completion Date and signed by an executive officer of Elan , certifying on behalf of Elan to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.

5.	Perrigo and Elan have agreed that, subject to paragraph 6 of this Appendix I, Elan’s obligation to effect the Acquisition will also be conditional upon the following matters having been satisfied (or waived by Elan) on or before the Completion Date:

(a)

(i)	The representations and warranties of Perrigo set forth in the Transaction Agreement which are identified in Appendix I, Part C, Section 1 (Section 6.2.2 (Capital) and Section 6.2.7 (Absence of Certain Changes or Events)) shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date and the representations and warranties of Perrigo set forth in the Transaction Agreement which are identified in Appendix I, Part C, Section 2 (Section 6.2.3 (Corporate Authority Relative to this Agreement; No Violation)) shall be true and correct other than as would not materially impede or prevent the consummation of the Acquisition at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date (the representations and warranties referred to in this sub-clause (i), the “Specified Perrigo Representations”),

(ii)	the representations and warranties of Perrigo set forth in the Transaction Agreement (other than the Specified Perrigo Representations) which are qualified by a Perrigo Material Adverse Effect qualification and which are identified in Appendix I, Part C, Section 3 (Section 6.2.1 (Qualification, Organisation, Subsidiaries, etc.), Section 6.2.6 (No Undisclosed Liabilities), Section 6.2.9 (Investigations; Litigation), 6.2.11 (Tax Matters), Section 6.2.12 (Intellectual Property), Section 6.2.13(2) (Material Contracts) and Section 6.2.15 (Compliance with Law)) shall be true and correct in all respects as so qualified at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date, and

(iii)	the representations and warranties of Perrigo set forth in the Transaction Agreement (other than the Specified Perrigo Representations) which are not qualified by a Perrigo Material Adverse Effect qualification and which are identified in Appendix I, Part C, Section 4 (Section 6.2.4 (Reports and Financial Statements), Section 6.2.5 (Internal Controls and Procedures), Section 6.2.8 (Employee Benefits Plans), Section 6.2.10 (Information Provided), Section 6.2.13(1) (Material Contracts), Section 6.2.14 (Acting in Concert), Section 6.2.16 (Opinion of Financial Advisor), Section 6.2.17 (Required Vote of Bidder Shareholders) and Section 6.2.18 (No Other Representations)) shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Completion Date as though made at and as of the Completion Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Perrigo Material Adverse Effect;

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provided that with respect to sub-clauses (i), (ii) and (iii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i), (ii) or (iii), as applicable), only with respect to such date or period;

(b)	Perrigo shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Completion Date; and

(c)	Perrigo shall have delivered to Elan a certificate, dated as of the Completion Date and signed by an executive officer of Perrigo, certifying on behalf of Perrigo to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

6.	Subject to the requirements of the Panel:

6.1.	Perrigo and Elan reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in Section 3 of this Appendix I (provided that both Parties agree to any such waiver; provided further that, notwithstanding the foregoing, Perrigo may, after consulting in good faith with Elan, waive the conditions in paragraphs 3.6, 3.7 and/or 3.10, in whole or in part, at its sole discretion and such determination shall be binding upon Elan and Perrigo);

6.2.	Perrigo reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in Section 4 of this Appendix I; and

6.3.	Elan reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in Section 5 of this Appendix I.

7.	As required by Rule 12(b)(i) of the Takeover Rules, to the extent that the Acquisition would give rise to a concentration with a Community dimension within the scope of the EC Merger Regulation, the Scheme shall lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EC Merger Regulation or refers the concentration to a competent authority of a Member State under Article 9(1) of the EC Merger Regulation prior to the date of the Court Meeting.

8.	The Scheme will lapse if it is not effective on or prior to the End Date.

9.	Subject to the consent of the Panel, Perrigo reserves the right to effect the Acquisition by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the nominal value and voting rights of the Elan Shares to which such an offer relates and which are not already in the beneficial ownership of Perrigo within the meaning of the Takeover Rules (but capable of waiver on a basis consistent with Rule 10 of the Takeover Rules)), so far as applicable, as those which would apply to the Scheme.

10.	If Perrigo is required by the Panel to make an offer for Elan Shares under the provisions of Rule 9 of the Takeover Rules, then Perrigo shall make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

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APPENDIX I

Part B

Section 1

Transaction Agreement Section Reference
Section 6.1.2 (Capital)
Section 6.1.7 (Absence of Certain Changes or Events)
Section 6.1.15 (Investment Company)
Section 6.1.16 (TYSABRI Agreement)
Section 6.1.24 (Finders or Brokers)

Section 2

Transaction Agreement Section Reference
Section 6.1.3 (Corporate Authority Relative to this Agreement; No Violation

Section 3

Transaction Agreement Section Reference
Section 6.1.1 (Qualification, Organisation, Subsidiaries, etc.)
Section 6.1.6 (No Undisclosed Liabilities)
Section 6.1.8(2) and (5) (Employee Benefits Plan)
Section 6.1.9 (Investigations; Litigation)
Section 6.1.11 (Tax Matters)

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Section 6.1.12 (Intellectual Property)
Section 6.1.13(2) (Material Contracts)
Section 6.1.18(1)-(4) (Compliance with Law)
Section 6.1.19 (Environmental Laws and Regulations)
6.1.20(1) (Labour Matters)
Section 6.1.21(2) (Real Property)
Section 6.1.23 (Insurance)

Section 4

Transaction Agreement Section Reference
Section 6.1.4 (Reports and Financial Statements)
Section 6.1.5 (Internal Controls and Procedures)
Section 6.1.8(1), (3), (4), (6) and (7) (Employee Benefits Plans)
Section 6.1.10 (Information Provided)
Section 6.1.13(1) (Material Contracts)
Section 6.1.14 (Opinion of Financial Advisor)
Section 6.1.17 (Other Financial Information)
Section 6.1.18(5)-(10) (Compliance with Law)
Section 6.1.20(2) (Labour Matters)
Section 6.1.21(1) (Real Property)
Section 6.1.22 (Required Vote of Elan Shareholders)
Section 6.1.25 (FCPA and Anti-Corruption)
Section 6.1.26 (Takeover Statutes)
Section 6.1.27 (No Other Representations)

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APPENDIX I

Part C

Section 1

Transaction Agreement Section Reference
Section 6.2.2 (Capital)
Section 6.2.7 (Absence of Certain Changes or Events)

Section 2

Transaction Agreement Section Reference
Section 6.2.3 (Corporate Authority Relative to this Agreement; No Violation)

Section 3

Transaction Agreement Section Reference
Section 6.2.1 (Qualification, Organisation, Subsidiaries, etc.)
Section 6.2.6 (No Undisclosed Liabilities)
Section 6.2.9 (Investigations; Litigation)
6.2.11 (Tax Matters)
Section 6.2.12 (Intellectual Property)
Section 6.2.13(2) (Material Contracts)
Section 6.2.15 (Compliance with Law)

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Section 4

Transaction Agreement Section Reference
Section 6.2.4 (Reports and Financial Statements)
Section 6.2.5 (Internal Controls and Procedures)
Section 6.2.8 (Employee Benefits Plans)
Section 6.2.10 (Information Provided)
Section 6.2.13(1) (Material Contracts)
Section 6.2.14 (Acting in Concert)
Section 6.2.16 (Opinion of Financial Advisor)
Section 6.2.17 (Required Vote of Bidder Shareholders)
Section 6.2.18 (No Other Representations)

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APPENDIX II

Sources and Bases of Information

1.	In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(a)	all prices quoted for Elan Shares and Perrigo Shares are closing prices sourced from NYSE;

(b)	all prices quoted for Elan Shares are made by reference to Elan ADSs only;

(c)	the value placed on the entire issued ordinary share capital of Elan by the Acquisition is based on 511,768,743 Elan Ordinary Shares in issue at the date of this announcement;

(d)	the value on the entire issued ordinary share capital of Perrigo 94,105,106 Perrigo Shares in issue at the date of this announcement;

(e)	references to the arrangements in place between Elan and Perrigo regarding an expenses reimbursement agreement are sourced from the terms of the Expenses Reimbursement Agreement approved by the Takeover Panel;

(f)	the entire issued and to be issued share capital (fully diluted share capital) of Elan is calculated on the basis of:

(i)	the number of issued Elan Ordinary Shares, as set out in paragraph 1(c) above;

(ii)	15,848,715 share options and 2,575,785 share awards outstanding under the Employee Share Plans; and

(iii)	full exercise of the outstanding options and vesting of outstanding share awards under the Employee Share Plans;

(g)	the entire issued and to be issued share capital (fully diluted share capital) of Perrigo is calculated on the basis of:

(i)	the number of issued Perrigo Shares, as set out in paragraph 1(d) above;

(ii)	872,409 share options and 422,538 share awards outstanding under Perrigo’s employee share plans; and

(iii)	full exercise of the outstanding share options and vesting of outstanding share awards under Perrigo’s employee share plans;

(h)	the financial information relating to Perrigo has been extracted from its audited annual accounts for the relevant periods and the interim unaudited financial statements as published by Perrigo for the relevant periods, all of which are prepared in accordance with US GAAP.

(i)	the financial information relating to Elan has been extracted from its Form 20-F for the relevant periods and the interim unaudited financial statements as published by Elan, all of which are prepared in accordance with US GAAP; and

(j)	references to the arrangements in place between Elan and Perrigo regarding a transaction agreement are sourced from the Transaction Agreement.

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2.	The statement that the Acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future period financial period will necessarily match or be greater than those for the relevant preceding financial period.

3.	The bases of belief (including sources of information and assumptions made) that support the expected synergies are set out in the following paragraphs. Synergy statements have been reported on in accordance with Rule 19.3(b) of the Takeover Rules.

The expected sources of the anticipated recurring after-tax annual operating expense and tax savings are:

•	resulting from the elimination of redundant public company costs while optimizing global back-office support and research and development functions; and

•	tax savings resulting from the combined company being incorporated in Ireland with organizational, operations and capitalization structures that will enable the combined company to more efficiently manage its global cash and treasury operations.

When evaluating the anticipated recurring after-tax annual operating expense and tax savings, the Perrigo Board has assumed the following:

(a)	that the Scheme will become effective and New Perrigo will acquire 100% of the issued and to be issued share capital of Elan on completion of the Acquisition;

(b)	that there will be no material change to the market dynamics affecting Perrigo and/or Elan following completion of the Acquisition;

(c)	that there will be no material change to exchange rates following completion of the Acquisition; and

(d)	there will be no material change to income tax laws or regulations affecting Perrigo and/or Elan following completion of the Acquisition.

In establishing the estimate of recurring after-tax annual operating expense and tax savings, the Perrigo Board has assumed that Elan’s operations, processes and procedures are comparable to those of Perrigo’s related operations, except where publicly available information clearly indicates otherwise or the due diligence materials provided by Elan to Perrigo indicated otherwise. Perrigo’s management, aided by its previous integration experience and through an understanding of Elan’s operations and cost structure based on their own market intelligence and experience, and due diligence materials provided by Elan, has determined the source and scale of potential recurring after-tax annual operating expense and tax savings. The recurring after-tax annual operating expense and tax savings are incremental to Perrigo’s and, to the best of Perrigo’s knowledge, Elan’s existing plans. In addition to information from Perrigo’s and Elan’s respective management teams, the sources of information that Perrigo has used to arrive at the estimate of potential recurring after-tax annual operating expense and tax savings, include:

(a)	the annual report and accounts of Elan for the fiscal year ending 31 December 2012 and the accounts of Elan (unaudited) for the 6 months ending 30 June 2013 as filed or furnished with the SEC on Form 6-K;

(b)	Elan presentations;

(c)	Elan’s website;

(d)	Analysts’ research;

(e)	Other public information;

(f)	Capitalization of combined company and its subsidiaries;

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(g)	Perrigo’s knowledge of the industry and of Elan; and

(h)	Perrigo’s experience of synergies from previous transactions.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement in this announcement should be construed as a profit forecast or interpreted to mean that New Perrigo’s earnings in the first full fiscal year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Perrigo and/or Elan for the relevant preceding financial period or any other period.

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APPENDIX III

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

'Acquisition'	the proposed acquisition by New Perrigo of Elan by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by New Perrigo of the aggregate Share Consideration and payment of the aggregate Cash Consideration pursuant to the Scheme or Takeover Offer), as described in this announcement and provided for in the Transaction Agreement;

'Act'	the Irish Companies Act 1963, as amended;

‘Acting in Concert’	has the meaning given to that term in the Takeover Panel Act;

‘Associate’	has the meaning given to that term in the Takeover Rules;

'Authorisations'	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals;

‘Barclays’	Barclays Bank PLC, acting through its investment bank;

‘Bidder Merger Parties’	collectively, New Perrigo, Habsont Limited and Merger Sub;

‘Board of Elan’ or ‘Elan Board’	the board of directors of Elan;

‘Board of Perrigo’ or ‘Perrigo Board’	the board of directors of Perrigo;

'Business Day'	any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the County of New York are authorised or required by law or executive order to be closed;

'Cash Consideration'	US$6.25 per Elan Share;

'Citi'	Citigroup Global Markets Inc and, or Citigroup Global Markets Limited, as relevant in context

‘Clearances’	all consents, clearances, approvals, permissions, permits, non-actions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party, in connection with the implementation of the Merger, the Scheme and/or the Acquisition;

'Competition Act'	the Competition Acts 2002-2012;

'Competition Authority'	the body corporate known as the Irish Competition Authority as established under the Competition Act 2002;

‘Completion Date’	the date of completion of the Acquisition and the Merger, as more particularly defined in Section 8.1.1 of the Transaction Agreement;

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'Conditions'	the conditions to the Scheme and the Acquisition set forth in Appendix I to this announcement, and 'Condition' means any one of the Conditions;

'Court Meeting'	the meeting or meetings of the Elan Ordinary Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

‘Court Meeting Resolutions’	the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

'Court Order'	the order or orders of the High Court sanctioning the Scheme under section 201 of the Act and confirming the reduction of capital that forms part of it under sections 72 and 74 of the Act;

'Davy'	Davy or Davy Corporate Finance;

‘DGCL’	the Delaware General Corporation Law, as it may be amended from time to time;

'EC Merger Regulation'	Council Regulation (EC) No. 139/2004;

'Effective Date'	the date on which the Scheme becomes effective in accordance with its terms;

'Elan'	Elan Corporation, plc;

'Elan ADS'	American Depositary Shares, each representing one Elan Ordinary Share and which are admitted to trading on the NYSE;

‘Elan Alternative Proposal’	any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Perrigo or any of its Associates or any person Acting in Concert with Perrigo pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Elan by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition, lease or license by any person of any assets (including equity securities of Subsidiaries of Elan) or businesses that constitute or contribute 25% or more of Elan’s and its Subsidiaries’ consolidated revenue, net income or assets and measured, in the case of assets, by either book value or fair market value; (iii) the acquisition by any person including any person Acting in Concert with such person (or the stockholders of any such person) of 25% or more of the outstanding Elan Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Elan as a result of which the holders of Elan Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

‘Elan Change of Recommendation’	any of the following actions by the Elan Board or any committee thereof: (i) withholding or withdrawing (or qualifying or modifying in any manner adverse to Perrigo), or proposing publicly to withhold or withdraw (or qualify or modify in any manner adverse to Perrigo), the Scheme Recommendation or the recommendation contemplated by Clause 3.6.3(3) of the Transaction Agreement, as applicable, or (ii) approving, recommending, adopting, or otherwise declaring advisable, or proposing publicly to approve, recommend, adopt or otherwise declare advisable, any Elan Alternative Proposal;

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'Elan Deposit Agreement'	the amended and restated deposit agreement by and among Elan Corporation, plc and Citibank, N.A. (as depositary), and the holders and beneficial owners of American depositary shares issued thereunder, dated as of 3 February 2012;

‘Elan Equity Award Holders’	the holders of Elan Options and/or Elan Share Awards;

'Elan Extraordinary General Meeting'	the extraordinary general meeting of Elan Ordinary Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded and adjourned (it being understood that if the Court Meeting is adjourned, the Elan Extraordinary General Meeting shall be correspondingly adjourned);

‘Elan Extraordinary General Meeting Resolutions’	the resolutions to be proposed at the Elan Extraordinary General Meeting for the purposes of approving and implementing the Scheme, the reduction of capital of Elan, changes to the Elan Memorandum and Articles of Association and such other matters as Elan reasonably determines to be necessary for the purposes of implementing the Acquisition as have been approved by Perrigo (such approval not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Acquisition;

'Elan Group'	Elan and all of its Subsidiaries;

‘Elan Material Adverse Effect’	has the meaning given to that term in the Transaction Agreement;

'Elan Memorandum and Articles of Association'	Elan’s memorandum and articles of association as filed with the Companies Registration office in Dublin;

‘Elan Option’	an option to purchase Elan Shares;

‘Elan Ordinary Shareholders’	the holders of Elan Ordinary Shares;

'Elan Ordinary Shares'	ordinary shares of €0.05 each in the capital of Elan;

‘Elan Share Award’	each right of any kind, contingent or accrued, to receive Elan Shares or benefits measured in whole or in part by the value of a number of Elan Shares (including restricted stock units, performance stock units, phantom stock units and deferred stock units), other than Elan Options;

‘Elan Shareholder Approval’	(i) the approval of the Scheme by a majority in number of the Elan Ordinary hareholders representing three-fourths (75%) or more in value of the Elan Ordinary Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Elan Ordinary Shareholders at the Elan Extraordinary General Meeting (or at any adjournment of such meeting);

'Elan Shareholders'	the holders of Elan Ordinary Shares and Elan ADSs;

'Elan Shares'	Elan Ordinary Shares and Elan ADSs;

‘Elan Superior Proposal’	an unsolicited written bona fide Elan Alternative Proposal made by any person that the Elan Board determines in good faith (after consultation with Elan’s financial advisors and outside legal counsel) is (i) likely to be consummated in accordance with its terms, (ii) more favourable from a financial point of view to

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the Elan Shareholders than the transactions contemplated by the Transaction Agreement (taking into account any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Perrigo in respect of such Elan Alternative Proposal in accordance with Clauses 5.3.5 and/or 5.3.8 of the Transaction Agreement), and (iii) fully financed, in each case, taking into account the person making the Elan Alternative Proposal and all of the financial, regulatory, legal, and other aspects of such proposal (it being understood that, for purposes of the definition of “Elan Superior Proposal”, references to “25%” and “75%” in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%" respectively);

‘Employee Share Plans’	(a)	Elan Corporation, plc 1996 Long Term Incentive Plan;

	(b)	Elan Corporation, plc 1996 Consultant Option Plan;

	(c)	Elan Corporation, plc 1999 Stock Option Plan;

	(d)	Elan Corporation, plc 2006 Long Term Incentive Plan;

	(e)	Elan Corporation, plc 2012 Long Term Incentive Plan; and

	(f)	Elan Corporation, plc Employee Equity Purchase Plan;

'Exchange Act'	the United States Securities Exchange Act of 1934 (as amended);

‘Exchange Ratio’	.07636;

‘Expenses Reimbursement Agreement’	the expenses reimbursement agreement dated 28 July 2013 between Perrigo and Elan, the terms of which have been approved by the Takeover Panel;

‘Form S-4’	has the meaning given to it in Clause 3.7 of the Transaction Agreement;

'High Court'	the High Court of Ireland;

'HSR Act'	the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

'Ireland'	the island of Ireland, excluding Northern Ireland and the word "Irish" shall be construed accordingly;

'ISE'	the Irish Stock Exchange;

‘Law’	any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

‘MBCA’	the Michigan Business Corporation Act, as amended;

‘Merger’	the merger of Merger Sub with and into Perrigo in accordance with Clause 8.5 of the Transaction Agreement;

‘Merger Consideration’	the right to receive (x) one Holdco Share plus (y) US$0.01 in cash for each Bidder Share;

‘Merger Sub’	Leopard Company, a Delaware corporation;

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'Morgan Stanley'	Morgan Stanley & Co. International plc;

‘New Perrigo’ or ‘Holdco’	Blisfont Limited, a company incorporated in Ireland (registered number 529529), with registered address 33 Sir John Rogerson’s Quay, Dublin 2, Ireland;

‘New Perrigo Shares’ or ‘Holdco Shares’	the ordinary shares of €0.05 each in the capital of New Perrigo;

'Northern Ireland'	the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

'NYSE'	the New York Stock Exchange;

'Ondra'	Ondra LLP;

'Perrigo' or ‘Bidder’	Perrigo Company, a Michigan corporation;

‘Perrigo Group’	Perrigo and all of its Subsidiaries;

'Perrigo Material Adverse Effect’	has the meaning given to the term “Bidder Material Adverse Effect” in the Transaction Agreement;

'Perrigo Shareholders' or ‘Bidder Shareholders’	the holders of Perrigo Shares;

'Perrigo Shares’ or ‘Bidder Shares’	the shares of common stock, without par value, in the capital stock of Perrigo;

'Perrigo Special Meeting’	the special meeting of Perrigo Shareholders to be convened in connection with the transactions contemplated by the Transaction Agreement, including any adjournment thereof;

'Person’ or 'person’	an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

‘Plan of Merger’	the plan of merger by and between Perrigo and Merger Sub constituted by the Transaction Agreement, upon the terms and subject to the conditions of which Merger Sub will be merged with and into Perrigo in accordance with the MBCA and the DGCL;

'PML'	progressive multifocal leukoencephalopathy;

'Registrar of Companies'	the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

'Regulatory Information Service'	a regulatory information service as defined in the Takeover Rules;

'Relevant Authority'	any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any

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instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Takeover Panel and the SEC;

'Resolutions’	the Court Meeting Resolutions, the Elan Extraordinary General Meeting Resolutions and such other resolutions to be proposed at the Elan Extraordinary General Meeting and Court Meeting required to effect the Scheme, which will be set out in the Scheme Document;

'Scheme' or 'Scheme of Arrangement'	the proposed scheme of arrangement under section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to the Transaction Agreement, in such terms and form consistent with the terms of the Transaction Agreement as Elan and Perrigo, acting reasonably, mutually agree, including any revision thereof as may be agreed between Elan and Perrigo in writing;

‘Scheme Consideration’	in respect of each Elan Share subject to the Scheme, the Cash Consideration and the Share Consideration, together with any cash in lieu of fractional entitlements (if applicable);

‘Scheme Document'	a document (or the relevant sections of the joint proxy statement comprising the scheme document) (including any amendment or supplements thereto) to be distributed to Elan Shareholders and for informational purposes only, Elan Equity Award Holders, containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and Elan Extraordinary General Meeting, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act or the Takeover Rules and (v) such other information as Elan and Perrigo shall agree;

‘Scheme Recommendation’	the recommendation of the Elan Board that Elan Shareholders vote in favour of the Resolutions;

'SEC'	the United States Securities and Exchange Commission;

‘Securities Act’	the United States Securities Act of 1933, as amended;

‘Share Consideration’	a number of New Perrigo Shares per Elan Share equal to the Exchange Ratio;

'SIPC'	Securities Investor Protection Corporation;

‘Subsidiary’	in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Bidder Merger Parties shall be deemed to be Subsidiaries of Perrigo for purposes of the Transaction Agreement);

'Takeover Offer'	an offer in accordance with Clause 3.6 of the Transaction Agreement for the entire issued share capital of Elan (other than any Elan Ordinary Shares beneficially owned by Perrigo or any member of the Perrigo Group (if any)) including any amendment or revision thereto pursuant to the Transaction Agreement, the full terms of which would be set out in the Takeover Offer Document;

‘Takeover Offer Document’	if following the date of this announcement, Perrigo elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6 of the

45

Transaction Agreement, the document to be despatched to Elan Shareholders and others by Perrigo or New Perrigo containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer) and certain information about Perrigo and Elan and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

‘Takeover Panel’	the Irish Takeover Panel;

‘Takeover Panel Act’	the Irish Takeover Panel Act 1997 (as amended);

'Takeover Regulations'	the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 (as amended);

'Takeover Rules'	the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended;

‘TASE’	the Tel Aviv Stock Exchange;

'Third Party'	a government, central bank, governmental, quasi-governmental, supranational, statutory, regulatory or investigative body (including any national or supranational antitrust or merger control authorities), trade agency, court, tribunal, association, institution, environmental body or any other body or person in any jurisdiction;

'Transaction Agreement'	the transaction agreement dated 28 July 2013 by and between Elan, Perrigo, New Perrigo and certain other parties and which is contained in Appendix VI to this announcement;

'United States' or 'US'	the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

‘Voting Record Time’	the time and date to be specified as the voting record time for the Court Meeting (or any adjournment thereof) in the Scheme Document;

'Wider Elan Group'	the Elan Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Elan Group and such undertakings (aggregating their interests) have an interest of more than 20% of the voting or equity capital or the equivalent;

'Wider Perrigo Group'	the Perrigo Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Perrigo Group and such undertakings (aggregating their interests) have an interest of more than 20% of the voting or equity capital or the equivalent.

All amounts contained within this document referred to by "€" and "c" refer to the euro and cent.

All amounts contained with this document referred to by "US$" and "Dollar" refer to US Dollars and cent.

Any reference to "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992.

Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

Words importing the singular shall include the plural and vice versa and words supporting the masculine shall include the feminine or neuter gender.

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APPENDIX IV

Rule 19.3 Takeover Rules/Report by Ernst & Young

The Directors

Perrigo

515 Eastern Avenue

Allegan

Michigan 49010

Attention: Judy L Brown

Executive Vice President and Chief Financial Officer

Barclays Bank Plc

5 The North Colonnade

Canary Wharf

London E14 4BB

Attention: Punit Mehta

29 July 2013

Dear Sirs

We refer to the statement regarding the estimate of recurring after tax annual operating expense and tax savings (“the Statement”) made by the directors of Perrigo set out in the Rule 2.5 Announcement dated 29 July 2013. The Statement, including the relevant bases of belief (including sources of information), is set out in Sections 5 (Perrigo Background to and Reasons for Recommending the Acquisition) and 7 (Merger Benefits Statement) of, and Appendix II to, the Rule 2.5 Announcement (the “Document”) issued by the Company dated 29 July 2013. This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibility

It is the responsibility of the directors of the Company (“the Directors”) to prepare the Statement in accordance with the requirements of the Rules.

It is our responsibility and that of Barclays to form respective opinions, as required by Rule 19.3(b)(ii) of the Rules, as to whether the Statement has been made by the Directors with due care and consideration.

Save for any responsibility that we may have to those persons to whom this report is expressly addressed, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with, this report.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standard 1000 (Investment Reporting Standards applicable to all engagements in connection with an investment circular) issued by the Auditing Practices Board in the United Kingdom. We have discussed the Statement together with the relevant bases of belief (including sources of information) with the Directors. We have also considered the letter

47

dated 29 July 2013 from Barclays to the Directors on the same matter. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We do not express any opinion as to the achievability of the recurring after tax annual operating expense and tax savings identified by the Directors.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion the Directors have made the Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

Ernst & Young

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APPENDIX V

Rule 19.3 Takeover Rules/Report by Barclays

Barclays

5 The North Colonnade

Canary Wharf

London El4 4BB

United Kingdom

barclays.com

The Directors

Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

USA

29 July 2013

Attention: Joseph C. Papa (President, Chief Executive Officer and Chairman)

Dear Sirs,

Proposed Acquisition of Elan Corporation plc (“Elan”) by Perrigo Company (“Perrigo”)

We refer to the statements of recurring after-tax annual operating expense and tax savings, the bases of preparation thereof and the notes thereto (the “Statements”) made by Perrigo set out in Sections 5 (Perrigo Background to and Reasons for Recommending the Acquisition) and 7 (Merger Benefits Statement) of, and Appendix II to, the Rule 2.5 Announcement (the “Document”) dated 29 July 2013, for which the Directors of Perrigo are solely responsible.

We have discussed the Statements (including the assumptions and sources of information referred to therein) with the Directors of Perrigo who have developed the underlying plans.

The Statements are subject to uncertainty as described in Appendix II of the Document and our work did not involve any independent examination of any of the financial or other information underlying the Statements.

We have relied upon the accuracy and completeness of all the financial and other information discussed or reviewed by us and have assumed such accuracy and completeness for the purposes of rendering this letter. In giving the confirmation set out in this letter, we have reviewed the work carried out by Ernst & Young and have discussed with them the conclusions stated in their report dated 29 July 2013 addressed to yourselves and ourselves in this matter.

We do not express any opinion as to the achievability of the merger benefits identified by the Directors of Perrigo in the Statements.

This letter is provided solely to the directors of Perrigo in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended and for no other purpose. We accept no responsibility to Perrigo or its or Elan’s shareholders or any other person, other than the Directors of Perrigo, in respect of the contents of, or any matter arising out of or in connection with, this letter or the work undertaken in connection with this letter.

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On the basis of the foregoing, we consider that the Statements, for which the Directors of Perrigo are solely responsible, have been made with due care and consideration in the form and context in which they are made.

Yours faithfully,

/s/ Derek Shakespeare

Managing Director

For and on behalf of

Barclays Bank PLC, acting through its Investment Bank

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APPENDIX VI

Transaction Agreement

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DATED JULY 28, 2013

ELAN CORPORATION, PLC

AND

PERRIGO COMPANY

AND

LEOPARD COMPANY

AND

HABSONT LIMITED

AND

BLISFONT LIMITED

TRANSACTION AGREEMENT

A&L Goodbody

THIS AGREEMENT is made on July 28, 2013 BETWEEN:

(1)	ELAN CORPORATION, PLC, a public limited company incorporated in Ireland (registered number 30356), with registered address Treasury Building, Lower Grand Canal Street, Dublin 2 (hereinafter called “Elan”);

(2)	PERRIGO Company, a Michigan corporation (hereinafter called "the Bidder");

(3)	LEOPARD COMPANY, a Delaware corporation (hereinafter called “MergerSub”);

(4)	HABSONT LIMITED, a company incorporated in Ireland (registered number 529994), with registered address 33 Sir John Rogerson’s Quay, Dublin 2, Ireland (hereinafter called “Foreign Holdco”); and

(5)	BLISFONT LIMITED, a company incorporated in Ireland (registered number 529592), with registered address 33 Sir John Rogerson’s Quay, Dublin 2, Ireland (hereinafter called “Holdco”).

RECITALS:

1.	The Bidder has agreed to cause Holdco to acquire Elan on the terms set out in the Rule 2.5 Announcement (as defined below).

2.	This Agreement (this “Agreement”) sets out certain matters relating to the conduct of the Acquisition (as defined below) and the Merger (as defined below) that have been agreed by the Parties and MergerSub.

3.	The Parties intend that the Acquisition will be implemented by way of the Scheme (as defined below), although this may, subject to the consent of the Panel (where required), be switched to the Takeover Offer in accordance with the terms set out in this Agreement.

4.	The parties intend that for U.S. federal income tax purposes, (i) the receipt of the Scheme Consideration in exchange for the Elan Ordinary Shares pursuant to the Scheme will be taxable transactions to the holders of the Elan Ordinary Shares under Section 1001 of the United States Internal Revenue Code of 1986, as amended (the "Code") and (ii) the receipt of cash and Holdco shares in exchange for the Bidder Shares pursuant to the Merger will be taxable transactions to the holders of the Bidder Shares under Section 1001 of the Code.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1.	Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

“Acquisition”, the proposed acquisition by Holdco of Elan by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by Holdco of the aggregate Share Consideration and payment of the aggregate Cash Consideration pursuant to the Scheme or Takeover Offer) as described in the Rule 2.5 Announcement and provided for in this Agreement;

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“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Takeover Panel Act;

“Action”, any civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions by, from or before any Relevant Authority;

“Affiliate”, in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Agreed Form”, in relation to any document, the form of that document which has been initialled for the purpose of identification by or on behalf of each of the Parties;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, shall have the meaning given to that term in Clause 7.2.4;

“Antitrust Order”, shall have the meaning given to that term in Clause 7.2.4;

“Applicable Withholding Amount”, such amounts as are required to be withheld or deducted under the Code or any provision of state, local or non−U.S. Tax Law with respect to any payment made in connection with the cancellation or conversion of a Bidder Option or Bidder Share Award or the payment of any dividend equivalents with respect thereto, as applicable;

“Associate”, shall have the meaning given to that term in the Takeover Rules;

“Bidder”, shall have the meaning given to that term in the Preamble to the Agreement;

“Bidder Alternative Proposal”, any bona fide proposal or bona fide offer made by any person for (i) the acquisition of the Bidder by tender offer, scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition, lease or license by any person of any assets (including equity securities of Subsidiaries of Bidder) or businesses that constitute or contribute 25% or more of Bidder’s and its Subsidiaries’ consolidated revenue, net income or assets and measured, in the case of assets, by either book value or fair market value; (iii) the acquisition by any person including any person Acting in Concert with such person (or the stockholders of any person) of 25% or more of the outstanding Bidder Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving the Bidder as a result of which the holders of Bidder Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

"Bidder Benefit Plan" each compensation, benefit, and other employee or director benefit plan, arrangement, agreement or understanding, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA and any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not any such plan is subject to ERISA), any pension plan, and any bonus, incentive, profit sharing, deferred compensation, vacation, stock purchase, stock option, equity, severance, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Bidder Group or to which the Bidder Group is a party;

“Bidder Board”, the board of directors of the Bidder;

"Bidder Book Entry Shares", shall have the meaning given to that term in Clause 8.5.6;

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"Bidder Bylaws", shall have the meaning given to that term in Clause 6.2.1;

"Bidder Certificate of Incorporation", shall have the meaning given to that term in Clause 6.2.1;

"Bidder Certificates", shall have the meaning given to that term in Clause 8.5.6;

“Bidder Change of Recommendation”, shall have the meaning given to that term in Clause 5.4;

“Bidder Common Stock”, shall have the meaning given to that term in Clause 6.2.2;

“Bidder Directors”, the members of the board of directors of the Bidder;

"Bidder Disclosure Schedule", shall have the meaning given to that term in Clause 6.2;

"Bidder Distributable Reserves Resolution", shall have the meaning given to that term in Clause 7.9.1;

“Bidder Employees”, the employees of Bidder or any Subsidiary of Bidder;

"Bidder Exchange Fund" shall have the meaning given to that term in Clause 8.5.7;

"Bidder Financing Information" shall have the meaning given to that term in Clause 3.4.3;

“Bidder Group”, Bidder and all of its Subsidiaries;

“Bidder Material Adverse Effect”, such event, development, occurrence, state of facts or change that has a material adverse effect on the business, operations, properties, assets, liabilities, results of operations or financial condition of the Bidder and its Subsidiaries, taken as a whole, but shall not include (a) events, developments, occurrences, states of facts or changes to the extent (i) generally affecting the industries or the segments thereof in which the Bidder and its Subsidiaries operate (including changes to commodity prices) in the United States or elsewhere, (ii) generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) resulting from any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of the Bidder or any of its Subsidiaries), (iv) reflecting or resulting from changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or US GAAP or other accounting standards (or interpretations thereof), or (v) resulting from actions of the Bidder or any of its Subsidiaries which Elan has expressly requested in writing or to which Elan has expressly consented in writing (provided, that with respect to each of the foregoing clauses (i)-(iv), such events, developments, occurrences, states of facts or changes may be taken into account in determining whether there is a Bidder Material Adverse Effect to the extent the Bidder and its Subsidiaries, taken as a whole, are disproportionately impacted relative to other companies operating in the industries in which Bidder and its Subsidiaries primarily operate); or (b) any decline in the stock price of the Bidder Shares on the NYSE or the TASE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded by clauses (a) or (c) of this definition, be considered in determining whether there is a Bidder Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement including any litigation resulting from this Agreement or with respect to the transactions contemplated hereby (provided, however, that the exception in this sub-clause (c) shall not apply to any requirement of the Agreement to operate in the ordinary course consistent with past practice or with respect to the Bidder’s representations and warranties set forth in clauses 6.2.3(2) or 6.2.3(3) or any other representation or warranty of the Bidder the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the performance or obligations or satisfaction of conditions under this Agreement);

"Bidder Material Contracts", shall have the meaning given to that term in Clause 6.2.13;

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"Bidder Merger Parties", collectively Holdco, Foreign Holdco and MergerSub;

"Bidder Option", shall have the meaning given to that term in Clause 8.6(1)(a);

"Bidder Permitted Liens", Liens (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of Bidder or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Bidder or (E) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used;

“Bidder Preferred Stock”, shall have the meaning given to the term in Clause 6.2.2;

“Bidder Recommendation”, the recommendation of the Bidder Board that the Bidder Shareholders vote in favour of the adoption and approval of this Agreement;

"Bidder Reimbursement Payment", shall have the meaning given to that term in the Expenses Reimbursement Agreement;

"Bidder Restricted Share", shall have the meaning given to that term in Clause 8.6(1)(b);

"Bidder SEC Documents", all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished by the Bidder with the SEC;

"Bidder Share-Based Award", shall have the meaning given to that term in Clause 8.6(1)(c);

“Bidder Shareholder Approval”, shall have the meaning given to that term in Clause 3.8.1;

“Bidder Shareholders”, the holders of Bidder Shares;

“Bidder Shareholders Meeting”, shall have the meaning given to that term in Clause 3.8.1;

“Bidder Share Plans”, (a) Panther Company 2008 Long-Term Incentive Plan, (b) Panther Company 2003 Long-Term Incentive Plan, (c) Panther Company Employee Stock Option Plan and (d) Panther Company Non-Qualified Stock Option Plan for Directors;

"Bidder Shares", shall have the meaning given to the term in Clause 6.2.2;

“Bidder Superior Proposal”, an unsolicited written bona fide Bidder Alternative Proposal made by any person that the Bidder Board determines in good faith (after consultation with Bidder’s financial advisors and outside legal counsel) is (i) likely to be consummated in accordance with its terms, (ii) more favourable from a financial point of view to the Bidder Shareholders than the transactions contemplated by this Agreement, taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Elan in respect of such Bidder Alternative Proposal in accordance with Clause 5.4.5 to this Agreement), and (iii) fully financed, in each case, taking into account the person making the Bidder Alternative Proposal and all of the all financial, regulatory, legal and other aspects of such proposal (it being understood that, for purposes of the definition of Bidder Superior Proposal, references to "25%" and "75%" in the definition of Bidder Alternative Proposal shall be deemed to refer to "80%” and “20%”, respectively;

“Biogen Idec”, Biogen Idec International Holding Ltd;

“Bribery Act” means the United Kingdom Bribery Act 2010;

5

“Bribery Legislation”, all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co−operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti−Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti−bribery or anti−corruption related provisions in criminal and anti−competition laws and/or anti−bribery, anti−corruption and/or anti−money laundering laws of any jurisdiction in which Elan operates;

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the County of New York are authorised or required by law or executive order to be closed;

“Cash Consideration”, $6.25 per Elan Share;

"Certificates of Merger", shall have the meaning given to that term in Clause 8.5.2;

“Clearances”, all consents, clearances, approvals, permissions, permits, non-actions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party, in connection with the implementation of the Merger, the Scheme and/or the Acquisition;

"Closing Price", the average, rounded to the nearest cent of the closing sale prices of a Bidder Share on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the day on which the Effective Time occurs;

“Code”, shall have the meaning given to that term in the Recitals;

"Committee", the Leadership Development and Compensation Committee of Elan (formerly known as the Compensation Committee), or such other committee of the Elan Board as the Elan Board shall direct;

"Companies Acts", the Irish Companies Acts 1963-2012 and every statutory extension, modification or re-enactment thereof from time to time in force;

"Competition Act", the Competition Acts 2002-2012;

“Completion”, completion of the Acquisition and the Merger;

“Completion Date”, shall have the meaning given to that term in Clause 8.1.1;

“Conditions”, the conditions to the Scheme and the Acquisition set forth in Appendix I to the Rule 2.5 Announcement, and “Condition” means any one of the Conditions;

“Confidentiality Agreement”, the confidentiality agreement between Elan and Bidder dated 21 June 2013 as it may be amended from time to time;

“Contract”, shall have the meaning given to that term in Clause 6.1.3(3);

“Conversion Ratio” shall have the meaning given to that term in Clause 8.6(1);

“Corporate Integrity Agreement”, that certain Corporate Integrity Agreement between the OIG and Elan;

“Court Hearing”, the hearing by the High Court of the Petition to sanction the Scheme under Section 201 of the Act;

“Court Meeting”, the meeting or meetings of the Elan Ordinary Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

6

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

"Depositary", Citibank N.A.;

"DGCL", the Delaware General Corporation Law, as it may be amended from time to time;

"Disclosure Schedules", the Elan Disclosure Schedule and the Bidder Disclosure Schedule;

"Divestiture Action", shall have the meaning given to that term in Clause 7.2.8;

“EC Merger Regulation”, Council Regulation (EC) No. 139/2004;

“Effective Date”, the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies provided, that the Scheme shall become effective substantially concurrently with the effectiveness of the Merger, to the extent possible;

“EGM Resolutions”, such resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Elan, changes to the Elan Memorandum and Articles of Association and such other matters as Elan reasonably determines to be necessary for the purposes of implementing the Acquisition as have been approved by the Bidder (such approval not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Acquisition;

“Elan”, shall have the meaning given to that term in the Preamble;

"Elan ADS", American Depositary Shares each representing one Elan Ordinary Share and which are admitted to trading on the NYSE;

“Elan Alternative Proposal”, any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by the Bidder or any of its Associates or any person Acting in Concert with the Bidder pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Elan by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition, lease or license by any person of any assets (including equity securities of Subsidiaries of Elan) or businesses that constitute or contribute 25% or more of Elan’s and its Subsidiaries’ consolidated revenue, net income or assets and measured, in the case of assets, by either book value or fair market value; (iii) the acquisition by any person including any person Acting in Concert with such person (or the stockholders of any such person) of 25% or more of the outstanding Elan Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Elan as a result of which the holders of Elan Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

"Elan Benefit Plan", each compensation, benefit and other employee or director benefit plan, arrangement, agreement or understanding, whether or not written, including any "employee welfare benefit plan" within the meaning of Section 3(1) of ERISA and any "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (whether or not any such plan is subject to ERISA), any occupational pension scheme or bonus, incentive, profit sharing, deferred compensation, vacation, stock purchase, stock option, equity, severance (including the Elan Severance Plan), employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Elan Group or to which the Elan Group is a party;

"Elan Board", the board of directors of Elan;

7

“Elan Change of Recommendation”, shall have the meaning given to that term in Clause 5.3.4;

“Elan Directors”, the members of the board of directors of Elan;

"Elan Disclosure Schedule", shall have the meaning given to that term in Clause 6.1;

"Elan Distributable Reserves Resolution" shall have the meaning given to that term in Clause 7.9.1;

“Elan Employees”, the employees of Elan or any Subsidiary of Elan who remain employed after the Effective Time;

“Elan Equity Award Holders”, the holders of Elan Options and/or Elan Share Awards;

“Elan Equity Award Holder Proposal”, the proposal of the Bidder to the Elan Equity Award Holders to be made in accordance with Rule 15(d) of the Takeover Rules and the terms of the Employee Share Plans;

"Elan Exchange Fund" shall have the meaning given to that term in Clause 8.4.1;

“Elan Group”, Elan and all of its Subsidiaries;

“Elan Leased Real Property”, shall have the meaning given to that term in Clause 6.1.21;

“Elan LLC”, Elan Pharmaceuticals, LLC (f/k/a Elan Pharmaceuticals, Inc.);

“Elan Material Adverse Effect”, such event, development, occurrence, state of facts or change that has a material adverse effect on (x) the business, operations, properties, assets, liabilities, results of operations or financial condition of Elan and its Subsidiaries, taken as a whole, or (y) the rights and obligations of Elan and its Affiliates under the TYSABRI Agreement, including the amount of Contingent Payments (as defined in the TYSABRI Agreement) payable thereunder, but shall not include: (a) events, developments, occurrences, states of facts or changes to the extent (i) generally affecting the industries or the segments thereof in which Elan and its Subsidiaries operate (including changes to commodity prices) in the United States or elsewhere, (ii) generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) resulting from any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Elan or any of its Subsidiaries), (iv) reflecting or resulting from changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or US GAAP or other accounting standards (or interpretations thereof), or (v) resulting from actions of Elan or any of its Subsidiaries which the Bidder has expressly requested in writing or to which the Bidder has expressly consented in writing (provided, that with respect to each of the foregoing clauses (i)-(iv), such events, developments, occurrences, states of facts or changes may be taken into account in determining whether there is an Elan Material Adverse Effect to the extent that Elan and its Subsidiaries, taken as a whole, are disproportionately impacted relative to other similarly-sized companies operating in the pharmaceutical industry); or (b) any decline in the stock price of the Elan Shares on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded by clauses (a) or (c) of this definition, be considered in determining whether there is an Elan Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement including any litigation resulting from this Agreement or with respect to the transactions contemplated hereby (provided, however, that the exception in this clause (c) shall not apply to any requirement of this Agreement to operate in the ordinary course consistent with past practice or with respect to Elan’s representations and warranties set forth in Clause 6.1.3(2) or Clause 6.1.3(3) or any other representation or warranty of Elan the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the performance or obligations or satisfaction of conditions under this Agreement);

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"Elan Material Contract" shall have the meaning given to that term in Clause 6.1.13;

“Elan Memorandum and Articles of Association”, means Elan's memorandum and articles of association as filed with the Companies Registration office in Dublin;

"Elan Option”, an option to purchase Elan Shares;

“Elan Ordinary Shareholders”, the holders of Elan Ordinary Shares;

“Elan Ordinary Shares”, the ordinary shares of €0.05 each in the capital of Elan;

"Elan Permitted Liens", Liens (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice, (C) which is disclosed on the most recent consolidated balance sheet of Elan or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Elan or (E) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used;

"Elan Pharma”, Elan Pharma International Limited;

"Elan SEC Documents", all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished by Elan with the SEC;

"Elan Share Award", each right of any kind, contingent or accrued, to receive Elan Shares or benefits measured in whole or in part by the value of a number of Elan Shares (including restricted stock units, performance stock units, phantom stock units and deferred stock units), other than Elan Options;

“Elan Shareholder Approval”, (i) the approval of the Scheme by a majority in number of the Elan Ordinary Shareholders representing three-fourths (75 per cent.) or more in value of the Elan Ordinary Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Elan Ordinary Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

“Elan Shareholders”, the holders of Elan Ordinary Shares and Elan ADSs;

“Elan Shares”, Elan Ordinary Shares and Elan ADSs;

“Elan Superior Proposal”, an unsolicited written bona fide Elan Alternative Proposal made by any person that the Elan Board determines in good faith (after consultation with Elan’s financial advisors and outside legal counsel) is (i) likely to be consummated in accordance with its terms, (ii) more favourable from a financial point of view to the Elan Shareholders than the transactions contemplated by this Agreement (taking into account any revisions to the terms of the transactions contemplated by this Agreement proposed by the Bidder in respect of such Elan Alternative Proposal in accordance with Clauses 5.3.5 and/or 5.3.8), and (iii) fully financed, in each case, taking into account the person making the Elan Alternative Proposal and all of the financial, regulatory, legal, and other aspects of such proposal (it being understood that, for purposes of the definition of “Elan Superior Proposal”, references to “25%” and “75%” in the definition of Elan Alternative Proposal shall be deemed to refer to "80%" and "20%" respectively);

"Elan's Severance Plan", the Elan Irish Severance Programme and the Elan US Severance Plan;

"Employee Share Plans",

1.	Elan Corporation, plc 1996 Long Term Incentive Plan,

2.	Elan Corporation, plc 1996 Consultant Option Plan,

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3.	Elan Corporation, plc 1999 Stock Option Plan,

4.	Elan Corporation, plc 2006 Long Term Incentive Plan,

5.	Elan Corporation, plc 2012 Long Term Incentive Plan, and

6.	Elan Corporation, plc Employee Equity Purchase Plan;

“End Date”, the date that is nine months after the date of this Agreement; provided, that if as of such date all Conditions (other than Condition 3.3, 3.4 and 3.5) have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Acquisition were completed on such date, the “End Date” shall be the date that is one year after the date of this Agreement;

“ERISA”, the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate”, means any entity which is considered one employer with either Elan or Bidder, as appropriate, under Section 4001 of ERISA or Section 414 of the Code;

“EUR”, “€”or “euro”, the single currency unit provided for in Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

"EU Merger Regulation", Council Regulation (EC) No. 139/2004;

“Exchange Act”, the United States Securities Exchange Act of 1934, as amended;

“Exchange Agent”, a bank or trust company appointed by Bidder (and reasonably acceptable to Elan) to act as exchange agent for the payment of the Scheme Consideration and Merger Consideration;

“Exchange Ratio”, ..07636;

“Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated July 28, 2013 between the Bidder and Elan, the terms of which have been approved by the Panel;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Elan Ordinary Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Financing”, third-party debt financing provided to the Bidder, Holdco or any of their respective Subsidiaries for the purposes of financing the transactions contemplated by this Agreement;

"Financing Extension Notice", shall have the meaning given to that term in Clause 5.3.8;

“Financing Sources”, the entities that have committed to provide or otherwise arrange the Financing (including any entities that will serve as underwriters or initial purchasers with respect to any capital markets Financing) or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, but excluding in each case for the avoidance of doubt the Parties and their Subsidiaries, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns;

“Foreign Holdco”, shall have the meaning given to that term in the Preamble;

“Form S-4”, shall have the meaning given to that term in Clause 3.7;

“Fractional Entitlements”, shall have the meaning given to that term in Clause 8.3.1;

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“GMP Regulations”, shall have the meaning given to that term in Clause 6.1.18(8);

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Relevant Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition;

“Group”, in relation to any Party, such Party and its Subsidiaries;

“High Court”, the High Court of Ireland;

“Holdco”, shall have the meaning given to that term in the Preamble;

"Holdco Board", the board of directors of Holdco;

“Holdco Distributable Reserves Creation”, shall have the meaning given to that term in Clause 7.9.1;

“Holdco Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.2.1(2)(c);

“Holdco Shares”, the ordinary shares of €0.05 each in the capital of Holdco;

“Holdco Subscriber Shares”, the 2000 Holdco Shares in issue at the date of this Agreement;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

"Indemnified Parties", shall have the meaning given to that term in Clause 7.3.2;

“Intellectual Property”, shall have the meaning given to that term in Clause 6.1.12;

“Intervening Event”, with respect to Elan or the Bidder, as applicable, a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Elan Board or the Bidder Board, as applicable, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Elan Board or the Bidder Board, as applicable, before the Elan Shareholder Approval or the Bidder Shareholder Approval, as applicable, is obtained; provided, that (i) in no event shall any action taken by either Party pursuant to and in compliance with the affirmative covenants set forth in Clause 7.2 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, operations, properties, assets, liabilities, results of operations or financial condition of, or the market price of the securities of, a Party or any of its Subsidiaries constitute an Intervening Event with respect to the other Party unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have an Elan Material Adverse Effect (if such other Party is the Bidder) or a Bidder Material Adverse Effect (if such other Party is Elan), (iii) in no event shall the receipt, existence of or terms of any Elan Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Elan and (iv) in no event shall the receipt, existence of or terms of any Bidder Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to the Bidder;

“Ireland”, the island of Ireland, excluding Northern Ireland and the word “Irish” shall be construed accordingly;

"IRFS", international financial reporting standards;

"Irish Competition Authority", the body corporate known as the Irish Competition Authority as established under the Competition Act;

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"Janssen AI", Janssen Alzheimer Immunotherapy;

“Joint Proxy Statement”, shall have the meaning given to that term in Clause 3.7;

“knowledge”, with respect to Elan, the knowledge, after reasonable due inquiry, of the persons listed in Section 1.1(a) of the Elan Disclosure Schedule, and, with respect to the Bidder, the knowledge, after reasonable due inquiry, of the persons listed in Section 1.1(a) of the Bidder Disclosure Schedule;

“LARA”, shall have the meaning given to that term in Clause 8.5.2.

“Law”, any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

“Lien”, shall have the meaning given to that term in Clause 6.1.3(3) to the Agreement;

“Marketing Material”, shall have the meaning given to that term in Clause 7.8.1 to the Agreement;

“MBCA”, Michigan Business Corporation Act, as amended;

“Merger”, the merger of MergerSub with and into Bidder in accordance with Clause 8.5;

“Merger Consideration”, shall have the meaning given to that term in Clause 8.5.6;

“Merger Effective Time”, shall have the meaning given to that term in Clause 8.5.2; provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible;

“MergerSub”, shall have the meaning given to that term in the Preamble;

"New Plans", shall have the meaning given to that term in Clause 7.4.3;

“Northern Ireland”, the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“Notice Period”, shall have the meaning given to that term in Clause 5.3.8;

“NYSE”, the New York Stock Exchange;

“OIG”, the Office of Inspector General of the United States Department of Health and Human Services;

"Old Plans", shall have the meaning given to that term in Clause 7.4.3;

“Organisational Documents”, articles of association, articles of incorporation, certificate of incorporation or by-laws or other equivalent organisational document, as appropriate;

“Other Bidder Merger Party Organisational Documents”, shall have the meaning given to that term in Clause 6.2.1(2)(c);

“Panel”, the Irish Takeover Panel;

“Parties”, Elan and the Bidder and each a “Party”;

“Pensions Act” means the Pensions Act 1990 as amended;

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

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"Per Share Option Consideration", the sum of the (i) Cash Consideration and (ii) the product of (x) the Exchange Ratio and (y) the Closing Price;

“Petition”, the petition to the High Court seeking the Court Order;

“Prothena”, shall have the meaning given to that term in Clause 6.1.1(3);

“Recoverable VAT”, in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which that person or any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax Authority pursuant to and determined in accordance with section 59 of the Value Added Tax Consolidation Act 2010 and any regulations made under that Act;

“Registrar of Companies”, the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

“Regulatory Authorities”, shall have the meaning given to that term in Clause 6.1.18(2);

“Regulatory Information Service”, a regulatory information service as defined in the Takeover Rules;

“Regulatory Permits”, shall have the meaning given to that term in Clause 6.1.18(2);

“Release”, shall have the meaning given to that term in Clause 6.1.19;

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Panel and the SEC;

“Removal, Remedial or Response”, shall have the meaning given to that term in Clause 6.1.19;

“Representatives”, in relation to any person, the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of such person;

“Resolutions”, the Court Meeting Resolutions, the EGM Resolutions, and such other resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Document;

“Reverse Termination Payment”, shall have the meaning given to that term in Clause 9.2;

“Revised Acquisition”, shall have the meaning given to that term in Clause 5.3.8;

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules, a copy of which is annexed to this Agreement;

"Sarbanes-Oxley Act", shall have the meaning given to that term in Clause 6.1.4;

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to this Agreement, in such terms and form consistent with the terms of this Agreement or as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Consideration”, in respect of each Elan Share subject to the Scheme, the Cash Consideration and the Share Consideration, together with any cash in lieu of Fractional Entitlements (if applicable);

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“Scheme Document”, a document (or the relevant sections of the Joint Proxy Statement comprising the scheme document) (including any amendment or supplements thereto) to be distributed to Elan Shareholders and to the holders of the Elan Options or Elan Share Awards for information only containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act or the Takeover Rules and (v) such other information as Elan and the Bidder shall agree;

“Scheme Recommendation”, the recommendation of the Elan Board that Elan Shareholders vote in favour of the Resolutions;

“SEC”, the United States Securities and Exchange Commission;

“Securities Act”, the United States Securities Act of 1933, as amended;

"Share Consideration”, a number of Holdco Shares per Elan Share equal to the Exchange Ratio;

“Significant Subsidiary”, a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act;

"Stock Option Agreement", means the agreement between Elan and the holder of an Elan Option that contains the terms, conditions and restrictions pertaining to his or her Elan Option;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Bidder Merger Parties shall be deemed to be Subsidiaries of the Bidder for purposes of this Agreement);

“Superior Proposal Notice”, shall have the meaning given to that term in Clause 5.3.8;

“Surviving Corporation”, shall have the meaning given to that term in Clause 8.5.1;

“Takeover Offer”, means an offer in accordance with Clause 3.6 for the entire issued share capital of Elan (other than any Elan Ordinary Shares beneficially owned by the Bidder or any member of the Bidder Group (if any)) including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Document;

“Takeover Offer Document”, means, if following the date of this Agreement, the Bidder elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6, the document to be despatched to Elan Shareholders and others by the Bidder or Holdco containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer) and certain information about the Bidder and Elan and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

“Takeover Panel Act”, the Irish Takeover Panel Act 1997 (as amended);

"Takeover Regulations", the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006;

“Takeover Rules”, the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2007, as amended;

"TASE", the Tel Aviv Stock Exchange;

“Tax” (or “Taxes” and, with correlative meaning, the term “Taxable”) means all national, federal, state, local or other Taxes imposed by the United States, Ireland, and any other Relevant Authority or Tax Authority, including, without limitation, income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, universal social charge, pay related social

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insurance and other similar contributions, sales, employment, unemployment, disability, use, property, gift tax, inheritance tax, unclaimed property, escheat, withholding, excise, production, value added, goods and services, trading, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, surcharges and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not;

“Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes or for making any decision or ruling on any matter relating to Tax (including, without limitation, the U.S. Internal Revenue Service and the Irish Revenue Commissioners);

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, including any attachment thereto and any amendment thereof;

"Transaction Challenge”, shall have the meaning given to that term in Clause 7.12.1;

"TYSABRI Agreement” that certain Asset Purchase Agreement, dated as of February 5, 2013, by and among Elan Pharma, Elan LLC and Biogen Idec.;

“US dollar”, “US$”, “$” or “USD”, United States dollars, the lawful currency of the United States of America;

“US” or “United States”, the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US GAAP”, U.S. generally accepted accounting principles;

“VAT”, any Tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and

“VAT Group”, a group as defined in Section 15 of the Value Added Tax Consolidation Act 2010.

1.2.	Construction

1.2.1.	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

1.2.2.	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, subsection, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

1.2.3.	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

1.2.4.	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

1.2.5.	In this Agreement, unless the context indicates to the contrary, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

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1.2.6.	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.2.7.	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3.	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4.	Time

References to times are to Irish times unless otherwise specified.

2.	RULE 2.5 ANNOUNCEMENT AND SCHEME DOCUMENT

2.1.	Rule 2.5 Announcement

2.1.1.	Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

2.1.2.	Forthwith upon the execution of this Agreement, the Parties shall jointly, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no later than 7.00 a.m., Irish time on 29 July, 2013, or such later time as may be agreed between the Parties in writing.

2.1.3.	The obligations of Elan and the Bidder under this Agreement, other than the obligations under Clause 2.1.2, shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service on 29 July, 2013.

2.1.4.	Elan confirms that, as of the date hereof, the Elan Board considers that the terms of the Scheme as contemplated by this Agreement are fair and reasonable and that the Elan Board has resolved to recommend to the Elan Shareholders that they vote in favour of the Resolutions. The recommendation of the Elan Board that the Elan Shareholders vote in favour of the Resolutions, and the related opinion of the financial advisers to the Elan Board, are set out in the Rule 2.5 Announcement and, subject to Clause 5.3, shall be incorporated in the Scheme Document and any other document sent to Elan Shareholders in connection with the Acquisition to the extent required by the Takeover Rules or the rules of the SEC.

2.1.5.	The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

2.2.	Scheme

2.2.1.	Elan agrees that it will put the Scheme to the Elan Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions 2.3 and 2.4), will, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition.

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2.2.2.	Each of the Bidder and Holdco agrees that it will participate in the Scheme and agree to be bound by its terms, as proposed by Elan to the Elan Shareholders, and that it shall, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions 2.3 and 2.4), effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme.

2.2.3.	Each of the Parties agrees that it will fully and promptly perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme, and each will, subject to the terms and conditions of this Agreement, use all of its reasonable endeavours to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to this Agreement in connection with Completion.

2.3.	Change in Shares

If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Elan Shares or Bidder Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganisation, recapitalisation, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Share Consideration and the Merger Consideration and any payments to be made under Clause 4 and any other number or amount contained in this Agreement which is based upon the price or number of the Elan Shares or the Bidder Shares, as the case may be, shall be correspondingly adjusted to provide the holders of Elan Shares and Bidder Shares the same economic effect as contemplated by this Agreement prior to such event. For the avoidance of doubt, pursuant to Section 701(2)(b) of the MBCA, the Parties acknowledge that, without limiting Schedules 1 or 2 hereof, the number of Bidder Shares and Elan Shares is subject to change prior to the Merger Effective Time by reason of any such subdivision, reclassification, reorganization, recapitalisation, split, combination, contribution or dividend of the type referred to in the preceding sentence.

2.4.	Elan Equity Award Holder Proposal

2.4.1.	Subject to the posting of the Scheme Document in accordance with Clause 3.1, the Parties agree that the Elan Equity Award Holder Proposal will be made to Elan Equity Award Holders in respect of their respective holdings of Elan Options and/or Elan Share Awards in accordance with Rule 15(d) of the Takeover Rules and the terms of the Employee Share Plans.

2.4.2.	The Elan Equity Award Holder Proposal shall be issued as a joint letter from Elan and the Bidder, and the Parties shall agree the final form of the letter to be issued in respect of the Elan Equity Award Holder Proposal and all other documentation necessary to effect the Elan Equity Award Holder Proposal.

2.4.3.	Save as required by Law, the High Court and/or the Panel, neither Party shall amend the Elan Equity Award Holder Proposal after its despatch without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

3.	IMPLEMENTATION OF THE SCHEME; BIDDER SHAREHOLDERS MEETING

3.1.	Responsibilities of Elan in Respect of the Scheme

Elan shall:

3.1.1.	be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

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3.1.2.	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and provide the Bidder and its advisers with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Elan, any Elan Alternative Proposal or their responsibilities under the Takeover Rules);

3.1.3.	as promptly as reasonably practicable after the definitive Joint Proxy Statement is filed with the SEC, or, if the preliminary Joint Proxy Statement is reviewed and commented upon by the SEC, after the filing of the first amendment to the preliminary Joint Proxy Statement with the SEC, cause to be filed with the Panel the Joint Proxy Statement (in definitive or preliminary form, as the case may be);

3.1.4.	keep the Bidder reasonably informed and consult with the Bidder as to the performance of the obligations and responsibilities required of Elan pursuant to the Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

3.1.5.	as promptly as reasonably practicable, notify the Bidder of any matter of which Elan becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme, the Acquisition or the Merger, as the case may be;

3.1.6.	as promptly as reasonably practicable, notify the Bidder upon the receipt of any comments from the Panel on, or any request from the Panel for amendments or supplements to, the Scheme Document and the related forms of proxy, insofar as lies within its powers of procurement, to be so filed or furnished;

3.1.7.	prior to filing or despatch of any amendment or supplement to the Scheme Document requested by the Panel, or responding in writing to any comments of the Panel with respect thereto, Elan shall:

(1)	as promptly as reasonably practicable provide the Bidder with a reasonable opportunity to review and comment on such document or response; and

(2)	as promptly as reasonably practicable discuss with the Bidder and include in such document or response all comments reasonably proposed by the Bidder;

3.1.8.	provide the Bidder with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Elan for submission to the High Court in connection with the Scheme prior to their filing, and afford the Bidder reasonable opportunities to review and make comments on all such documents and accommodate such comments reasonably proposed by the Bidder;

3.1.9.	as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as promptly as practicable following the declaration of effectiveness of the Form S-4), and use all reasonable endeavours so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

3.1.10.	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Elan Shareholders on the register of members of Elan on the record date as agreed with the High Court, as promptly

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as reasonably practicable after the approval of the High Court to despatch the documents being obtained and (b) to the holders of the Elan Options or Elan Share Awards on such date, for information only, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as reasonably practicable after the approval or direction of the High Court and/or the Panel to publish or post such documents being obtained;

3.1.11.	except to the extent that the Elan Board has effected an Elan Change of Recommendation pursuant to Clause 5.3, and subject to the obligations of the Elan Board under the Takeover Rules, procure that the Scheme Document shall include the Scheme Recommendation;

3.1.12.	include in the Scheme Document, a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

3.1.13.	keep the Bidder reasonably informed in the two (2) weeks prior to the Court Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM, and in any event shall provide such number promptly upon the written request of the Bidder or its Representatives;

3.1.14.	except to the extent the Elan Board has effected an Elan Change of Recommendation pursuant to Clause 5.3 or this Agreement has been terminated pursuant to Clause 9, hold the Court Meeting and the EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing between the Parties, and in such a manner as shall be approved, if necessary, by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing with the Bidder, such agreement not to be unreasonably withheld, conditioned or delayed;

3.1.15.	afford all such cooperation and assistance as may reasonably be requested of it by the Bidder in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to the Bidder of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as the Bidder may reasonably request (including for purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Elan Shareholders or filed with the High Court or in any announcement;

3.1.16.	review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it;

3.1.17.	following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived (where applicable) (with the exception of Conditions 2.3 and 2.4), take all necessary steps on the part of Elan to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter; and

3.1.18.	give such undertakings as are required by the High Court in connection with the Scheme as Elan determines to be reasonable and otherwise take all such steps, insofar as lies within its power, as are reasonably necessary or desirable in order to implement the Scheme.

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3.2.	Responsibilities of the Bidder and Holdco in Respect of the Scheme

Unless a Bidder Change of Recommendation has occurred, the Bidder and Holdco shall:

3.2.1.	instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme insofar as it relates to the Bidder;

3.2.2.	if, and to the extent that, it or any of its Associates owns or is interested in Elan Shares, exercise all of its rights, and, insofar as lies within its powers, procure that each of its Associates shall exercise all of its rights, in respect of such Elan Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in Elan held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying Elan Shares to vote) in favour of the Resolutions or, if required by Law, the High Court, the Takeover Rules or other rules, refraining from voting, at any Court Meeting and/or EGM as the case may be;

3.2.3.	procure that the other members of the Bidder Group and, insofar as lies within its power or procurement, their Representatives, take all such steps as are necessary or desirable in order to implement the Scheme;

3.2.4.	keep Elan reasonably informed and consult with Elan as to the performance of the obligations and responsibilities required of the Bidder pursuant to this Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

3.2.5.	afford (and shall procure that its Associates shall afford) all such cooperation and assistance as may reasonably be requested of it by Elan in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to Elan of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as Elan may reasonably request and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Elan Shareholders or filed with the High Court or in any announcement;

3.2.6.	review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it; and

3.2.7.	as promptly as reasonably practicable, notify Elan of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Acquisition as the case may be.

3.3.	Mutual Responsibilities of the Parties

3.3.1.	If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, the Joint Proxy Statement or the Form S-4, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the Elan Shareholders and, for information only, if required, to the holders of the Elan Options or Elan Share Awards;

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3.3.2.	Elan, the Bidder and Holdco each shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to Clause 8 in connection with Completion; and

3.3.3.	Each Party shall, as promptly as reasonably practicable, notify the other of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme, the Acquisition or the Merger as the case may be.

3.4.	Dealings with the Panel

3.4.1.	Each of the Parties will promptly provide such assistance and information as may reasonably be requested by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Acquisition and/or the Scheme.

3.4.2.	Each of the Parties will give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or amendment to be proposed to the Scheme in connection therewith and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate and keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend and provide copies of all written submissions it makes to the Panel and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this Clause 3.4.2 may be redacted:

(1)	to remove references concerning the valuation of the business of Elan or Bidder;

(2)	as necessary to comply with contractual obligations; and

(3)	as necessary to address reasonable privilege or confidentiality concerns.

3.4.3.	Elan undertakes, if so reasonably requested by Bidder, to issue as promptly as reasonably practicable its written consent to Bidder and to the Panel in respect of any application made by Bidder to the Panel:

(1)	to redact any commercially sensitive or confidential information specific to Bidder’s financing arrangements for the Acquisition (“Bidder Financing Information”) from any documents that Bidder is required to display pursuant to Rule 26(b)(xi) of the Takeover Rules; and

(2)	for a derogation from the requirement under the Takeover Rules to disclose Bidder Financing Information in the Scheme Document, any supplemental document or other document sent to Elan Shareholders, the holders of Elan Options or Elan Share Awards pursuant to the Takeover Rules.

3.4.4.	Notwithstanding the foregoing provisions of this Clause 3.4, neither Elan nor the Bidder shall be required to take any action pursuant to such provisions if (i) such action is prohibited by the Panel, (iii) with respect to Elan, if Elan has made an Elan Change of Recommendation pursuant to and in accordance with Clause 5.3, for so long as such Elan Change of Recommendation

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continues in effect or (iv) with respect to Bidder, if Bidder has made a Bidder Change of Recommendation pursuant to and in accordance with Clause 5.4, for so long as such Bidder change of Recommendation continues in effect.

3.4.5.	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5.	No Scheme Amendment by Elan

Save as required by Law, the High Court and/or the Panel, Elan shall not:

3.5.1.	amend the Scheme;

3.5.2.	adjourn or postpone the Court Meeting or the EGM (provided, however, that Elan may, without the consent of the Bidder, adjourn or postpone the Court Meeting or EGM

(1)	in the case of adjournment

(a)	where there has been an Elan Change of Recommendation pursuant to and in accordance with Clause 5.3, for so long as such Elan Change of Recommendation continues in effect,

(b)	to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form S−4 is provided to the Elan Shareholders,

(c)	to permit dissemination of information which is material to shareholders voting at the Court Meeting or the EGM, but only for so long as the Elan Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give Elan Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated; or

(d)	if as of the time the Court Meeting or EGM is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Elan Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Court Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of Elan Shares represented to constitute a quorum or (B) voting for the approval of the Court Resolutions or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Elan Shares to approve the Court Meeting Resolutions or the EGM Resolutions, as applicable); or

3.5.3.	amend the Resolutions (in each case, in the form set out in the Scheme Document) after despatch of the Scheme Document without the consent of the Bidder (such consent not to be unreasonably withheld, conditioned or delayed).

3.6.	Switching to a Takeover Offer

3.6.1.	In the event (and only in the event) that the Bidder reasonably considers (in its good faith discretion) that a competitive situation exists or, based on facts known at the time, may reasonably be expected to arise in connection with the Acquisition, the Bidder may elect (and with the Panel’s consent, if required) to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted, subject to the terms of this Clause 3.6.

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3.6.2.	Save to the extent there has been an Elan Change of Recommendation, which Elan Change of Recommendation continues in effect, if the Bidder elects to implement the Acquisition by way of the Takeover Offer, Elan undertakes to provide the Bidder as promptly as reasonably practicable with all such information about the Elan Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including reasonable access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

3.6.3.	If the Bidder elects to implement the Acquisition by way of a Takeover Offer, Elan agrees:

(1)	that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between the Bidder and Elan; provided, however, that the terms and conditions of the Takeover Offer shall be at least as favourable to the Elan Shareholders (except for the 90 per cent acceptance condition);

(2)	save to the extent there has been an Elan Change of Recommendation, which Elan Change of Recommendation continues in effect, to reasonably co-operate and consult with the Bidder in the preparation of the Takeover Offer Document or any other document or filing which is required for the purposes of implementing the Acquisition;

(3)	that, subject to the obligations of the Elan Board under the Takeover Rules, and unless the Elan Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to be inconsistent with the fiduciary duties of the directors of Elan or the Takeover Rules, with respect to the Takeover Offer shall incorporate in the Rule 2.5 Announcement and the Takeover Offer Document a recommendation to the holders of Elan Shares from the Elan Board to accept the Takeover Offer, and such recommendation will not be withdrawn, adversely modified or qualified except as contemplated by Clause 5.3.

3.6.4.	Save to the extent there has been an Elan Change of Recommendation, for so long as such Elan Change of Recommendation continues in effect, if the Bidder elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6.1, the Parties mutually agree:

(1)	to prepare and file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Securities Act or the Exchange Act, and each party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(2)	to provide the other party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof; and

(3)	to provide the other party with reasonable prior notice of any proposed oral communication with the SEC and afford the other party reasonable opportunity to participate therein.

3.6.5.	If the Takeover Offer is consummated, the Bidder shall or shall cause Holdco to, effect as promptly as reasonably practicable a compulsory acquisition of any Elan Shares under

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Regulation 23 of the Takeover Regulations not acquired in the Takeover Offer for the same consideration per share.

3.6.6.	For the avoidance of doubt, except as may be required by the Takeover Rules and without limiting any other provision of this Agreement, nothing in this Clause 3.6 shall require Elan to provide the Bidder with any information with respect to, or to otherwise take or fail to take any action in connection with Elan’s consideration of or response to, any actual or potential Elan Alternative Proposal.

3.7.	Preparation of Joint Proxy Statement and Form S-4

As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the SEC (i) mutually acceptable proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the Elan Shareholders at the Court Meeting and the EGM and (B) the proxy statement relating to the matters to be submitted to the Bidder Shareholders at the Bidder Shareholders Meeting (such joint proxy statement, and any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 (of which the Joint Proxy Statement will form a part) with respect to the issuance of Holdco Shares in respect of the Scheme and Merger (the “Form S-4”). Each of the Parties shall use all reasonable endeavours to have the Joint Proxy Statement cleared by the SEC and the Form S-4 to be declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Acquisition and the Merger, and to mail the Joint Proxy Statement to their respective shareholders as promptly as practicable after the Form S-4 is declared effective, to the extent required by applicable Law. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement or the Form S-4 prior to filing such with the SEC, and each Party will promptly provide the other Party with a copy of all such filings made with the SEC. Each Party shall use all reasonable endeavours to take any action required to be taken by it under any applicable U.S. state securities Laws in connection with the Acquisition or the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Holdco Shares issuable in connection with the Acquisition and the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4. If, at any time prior to the Effective Time, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by Law an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Elan Shareholders and the Bidder Shareholders.

3.8.	Bidder Shareholder Meeting

3.8.1.	Unless there has been a Bidder Change of Recommendation, the Bidder shall duly take all lawful action to call, give notice of, convene and hold a meeting of the Bidders Shareholders (the “Bidder Shareholders Meeting”) as promptly as practicable following the date upon which the Form S−4 becomes effective for the purpose of obtaining the adoption and approval of this Agreement by the holders of Bidder Shares as required by the MBCA and DGCL (the “Bidder

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Shareholder Approval”) and to approve the Bidder Distributable Reserves Resolution. Save as required by Law, the Bidder shall not adjourn or postpone the Bidder Shareholders Meeting after filing of the Form S−4 without the consent of Elan (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that the Bidder may, without the consent of Elan, adjourn or postpone the Bidder Shareholders Meeting (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form−S−4 is provided to the Bidder Shareholders or to permit dissemination of information which is material to shareholders voting at the Bidder Shareholder Meeting, but only for so long as the Bidder Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Bidder Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, (ii) if as of the time the Bidder Shareholders Meeting is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Bidder Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Bidder Shareholders Meeting, but only until a meeting can be held at which there are a sufficient number of Bidder Shares represented to constitute a quorum or (B) voting for the Bidder Shareholder Approval, but only until a meeting can be held at which there are a sufficient number of votes of holders of Bidder Shares to obtain the Bidder Shareholder Approval or (iii) if there has been a Bidder Change of Recommendation. Subject to Clause 5.4, the Bidder shall (i) use all reasonable endeavours to obtain from the Bidder Shareholders the Bidder Shareholder Approval and (ii) through the Bidder Board make the Bidder Recommendation to the Bidder Shareholders (and include the Bidder Recommendation in the Joint Proxy Statement). Unless this Agreement has been terminated in accordance with Clause 9 or there has been a Bidder Change of Recommendation, this Agreement shall be submitted to the Bidder Shareholders at the Bidder Shareholders Meeting for the purpose of obtaining the Bidder Shareholder Approval.

3.8.2.	The Bidder shall, prior to the Bidder Shareholders Meeting, keep Elan reasonably informed in the two (2) weeks prior to the Bidder Shareholders Meeting of the number of proxy votes received in respect of matters to be acted upon at the Bidder Shareholders Meeting, and in any event shall provide such number promptly upon the request of Elan or its Representatives.

3.8.3.	Each of the Parties shall use all reasonable endeavours to cause the Bidder Shareholders Meeting, the Court Meeting and the EGM to be held on the same date.

4.	EQUITY AWARDS

4.1.	Treatment of Elan Options

In accordance with the terms of the applicable Employee Share Plan, each Elan Option granted under such plan that is outstanding immediately prior to the Effective Time shall, whether or not then exercisable and vested, become fully exercisable and vested immediately prior to the Effective Time and shall, by virtue of the occurrence of the Effective Time and without any action on the part of the holder of such Elan Option, be cancelled and converted into the right to receive a cash settlement equal to the product of (x) the total number of Elan Shares subject to the Elan Option immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Option Consideration over the applicable exercise price under the relevant Stock Option Agreement. Holdco shall pay to the holders of Elan Options covered by this Clause 4.1 with respect to each Elan Option covered by this Clause 4.1 the cash amount described in the immediately preceding sentence within 14 calendar days following the Effective Date.

4.2.	Treatment of Elan Share Awards

In accordance with the terms of the applicable Employee Share Plan, any vesting conditions or restrictions applicable to each outstanding Elan Share Award granted under such plan shall lapse and shall, by virtue

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of the occurrence of the Effective Time and without any action on the part of the holder of such Elan Share Award, be cancelled and converted into the right to receive an amount in cash equal to (x) the total number of Elan Shares subject to such Elan Share Award immediately prior to the Effective Time multiplied by (y) the Per Share Option Consideration. Holdco shall pay to the holders of the Elan Share Awards covered by this Clause 4.2 with respect to each Elan Share Award the cash amount described in the immediately preceding sentence within 14 calendar days following the Effective Date.

4.3.	Dividend Equivalents in Respect of Elan Share Awards

Where holders of Elan Share Awards are entitled to dividend equivalents under the Employee Share Plans or any applicable award agreement, Holdco shall pay to such holders of Elan Share Awards all dividend equivalents corresponding to such Elan Share Awards within 14 calendar days following the Effective Date. Such payments will be made in cash.

4.4.	Corporate Actions

As soon as practicable following the date of this Agreement and, in any event, prior to the Effective Date, the Committee shall adopt any resolutions and use commercially reasonable efforts to take any actions (including obtaining any required consents and making any required amendments to the Employee Share Plans) as may be required to effectuate the provisions of Clauses 4.1, 4.2 and 4.3. Elan shall take all actions necessary to ensure that from and after the Effective Time neither Bidder nor Holdco will be required to deliver Elan Shares or other capital stock of Elan to any Elan Equity Award Holders pursuant to or in settlement of Elan Options or Elan Share Awards.

4.5.	Withholding Taxes

All amounts payable pursuant to this Clause 4 shall be subject to any required withholding in respect of Taxes (including any income tax, universal social charge, PRSI or other statutory withholding tax applicable under Irish law or the law of any other relevant jurisdiction) which shall be paid without interest as soon as practicable following the Effective Time or such other date or dates as expressly provided for in this Agreement, first from the Cash Consideration and second, if necessary, from the Holdco Shares using a broker assisted cashless exercise procedure.

4.6.	Amendment of Articles

Elan shall procure that a special resolution be put before the Elan Shareholders at the EGM proposing that the Articles of Association of Elan be amended so that any Elan Shares allotted following the EGM will either be subject to the terms of the Scheme or acquired by Holdco for the same consideration per Elan Share as shall be payable to Elan Shareholders under the Scheme (depending upon the timing of such allotment); provided, however that nothing in such amendment to the Articles of Association shall prohibit the sale (whether on a stock exchange or otherwise) of any Elan Shares issued on the exercise of Elan Options or vesting or settlement of Elan Share Awards, as applicable, following the EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every Elan Share will be bound by the terms of the Scheme.

4.7.	Fractional Entitlements

Notwithstanding anything to the contrary contained in this Clause 4, no Fractional Entitlements shall be issued by Holdco under Clause 4.1 or Clause 4.2 and all Fractional Entitlements in respect of Elan Options or Elan Share Awards shall be aggregated and sold in the market with the net proceeds of any such sale distributed pro−rata to the holders of such Elan Options or Elan Share Awards in accordance with the Fractional Entitlements to which they would otherwise have been entitled.

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5.	ELAN AND BIDDER CONDUCT

5.1.	Conduct of Business by Elan

5.1.1.	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or with the prior written consent of the Bidder, Elan shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects; provided, however, that no action by Elan or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.1.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.1.2.

5.1.2.	Without limiting the generality of an in furtherance of the foregoing, Elan covenants with the Bidder in the manner set forth in Schedule 1.

5.2.	Conduct of Business by the Bidder

5.2.1.	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or with the prior written consent of Elan, the Bidder shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects; provided, however, that no action by the Bidder or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.2.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.2.2.

5.2.2.	Without limiting the generality of and in furtherance of the foregoing, the Bidder covenants with Elan in the manner set forth in Schedule 2.

5.3.	Non-Solicitation

5.3.1.	Subject to any actions which Elan is required to take so as to comply with the requirements of the Takeover Rules, Elan agrees that neither it nor any Subsidiary of Elan nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives (other than officers, directors or employees) and any person Acting in Concert with Elan not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Elan Alternative Proposal, or (ii) participate in any discussions or negotiations regarding an Elan Alternative Proposal with, or furnish any non-public information of Elan to, any person that has made or, to Elan’s knowledge, is considering making an Elan Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.3 or (iii) waive, terminate, modify or fail to use reasonable endeavours to enforce any provision of any “standstill” or similar obligation of any person with respect to Elan or any of its Subsidiaries. Elan shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Elan Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to an Elan Alternative Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith, and immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives.

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5.3.2.	Notwithstanding the limitations set forth in Clause 5.3.1, if Elan receives a bona fide unsolicited written Elan Alternative Proposal or enquiry or proposal from a person who is intending on making an Elan Alternative Proposal and the Elan Board determines in good faith (after consultation with Elan’s financial advisors and outside legal counsel) that the failure to take the actions described in clauses 5.3.2(1) and 5.3.2(2) below would be inconsistent with the directors’ fiduciary duties under applicable Law (including, for the avoidance of doubt, Rule 20.2 of the Takeover Rules), and which Elan Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.3, Elan may take any or all of the following actions:

(1)	furnish non-public information to the third party (and any persons acting in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Elan Alternative Proposal (provided that all such information has previously been provided to the Bidder or is provided to the Bidder prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Elan receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement; or

(2)	engage in discussions or negotiations with the third party making or intending to make such Elan Alternative Proposal with respect to such Elan Alternative Proposal,

provided, that prior to taking any action described in sub-clauses (1) or (2) above, the Elan Board shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Elan Alternative Proposal either constitutes an Elan Superior Proposal or could reasonably be expected to result in an Elan Superior Proposal.

5.3.3.	Elan will promptly (and in any event within 24 hours of receipt) notify the Bidder orally and in writing of the receipt of any Elan Alternative Proposal or any communication or proposal that may reasonably be expected to lead to any Elan Alternative Proposal and shall, in the case of any such notice to the Bidder as to receipt of an Elan Alternative Proposal, indicate the material terms and conditions of such Elan Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Elan Alternative Proposal and thereafter shall promptly keep the Bidder reasonably informed on a reasonably current basis of any material change to the terms and status of any such Elan Alternative Proposal. Elan shall provide to the Bidder as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Elan or any of its Subsidiaries and the person making an Elan Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Elan Alternative Proposal, including draft agreements or term sheets submitted by either party in connection therewith. Elan shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of the Agreement that prohibits Elan or any of its Subsidiaries from providing such information to the Bidder or complying with its obligations to the Bidder under the Agreement.

5.3.4.	Except as set forth in Clauses 5.3.5, 5.3.6 or 5.3.8 below, neither the Elan Board nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to the Bidder), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to the Bidder), the Scheme Recommendation or the recommendation contemplated by Clause 3.6.3(3), as applicable, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable,

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any Elan Alternative Proposal (any of the foregoing actions in this sub-clause (i) being an “Elan Change of Recommendation”) (it being agreed that (x) no "stop, look and listen" communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute an Elan Change of Recommendation and (y) for the avoidance of doubt, the provision by Elan to the Bidder of notice or information in connection with an Elan Alternative Proposal or Elan Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute an Elan Change of Recommendation) or (ii) cause or allow Elan or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Elan Alternative Proposal, or requiring, or reasonably expected to cause, Elan to abandon, terminate, delay or fail to consummate the Acquisition other than as contemplated by and in accordance with Clause 5.3.8 and other than a confidentiality agreement referred to in Clause 5.3.2.

5.3.5.	Nothing in this Agreement shall prohibit or restrict the Elan Board at any time prior to obtaining the Elan Shareholder Approval, from making an Elan Change of Recommendation in connection with an Elan Alternative Proposal if the Elan Board has concluded in good faith (after consultation with Elan’s outside legal counsel and financial advisors) (i) that an Elan Alternative Proposal constitutes an Elan Superior Proposal and (ii) that the failure to make an Elan Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and in such circumstances Elan shall not be required to hold the Court Meeting and the EGM in accordance with Clause 3.1, or, at its sole discretion, in such circumstances the Elan Board shall be entitled to seek an adjournment of the Court Meeting and the EGM; provided, however, that Elan shall have provided prior written notice to the Bidder, at least three Business Days in advance, of the Elan Board’s intention to make such Elan Change of Recommendation, and specifying the material terms of the Elan Alternative Proposal, the identity of the person making such Elan Alternative Proposal and such other information with respect to such Elan Alternative Proposal required by Clause 5.3.3, and provided, further, that the Elan Board shall take into account any changes to the terms of this Agreement, the Acquisition, the Scheme and/or the Merger proposed by the Bidder during such three Business Day period in response to such prior written notice or otherwise, and during such three Business Day period Elan shall engage in good faith negotiations with the Bidder regarding any changes to the terms of this Agreement proposed by the Bidder.

5.3.6.	Nothing in the Agreement shall prohibit or restrict the Elan Board, in response to an Intervening Event, from making a Elan Change of Recommendation at any time prior to obtaining the Elan Shareholder Approval if the Elan Board has concluded in good faith (after consultation with Elan's outside legal counsel and financial advisors) that the failure to make a Elan Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and in such circumstances Elan shall not be required to hold the Court Meeting and the EGM in accordance with Clause 3.1, or, at its sole discretion, in such circumstances the Elan Board shall be entitled to seek an adjournment of the Court Meeting and the EGM; provided, however, that Elan shall have provided prior written notice to Bidder, at least three Business Days in advance, of the Elan's Board’s intention to make such Elan Change of Recommendation and specifying the reasons therefor, and provided, further, that the Elan Board shall take into account any changes to the terms of the Agreement, the Acquisition, the Scheme and/or the Merger proposed by the Bidder in response to such prior written notice or otherwise, and during such three Business Day period Elan shall engage in good faith negotiations with the Bidder regarding any changes to the terms of the Agreement proposed by the Bidder.

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5.3.7.	Nothing contained in this Agreement shall prohibit or restrict Elan or the Elan Board from making any disclosure to the Elan Shareholders if, in the good faith judgment of the Elan Board (after consultation with Elan’s outside legal counsel), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law provided, however, that any such disclosure that relates to the approval, recommendation or declaration of advisability by the Elan Board with respect to this Agreement, the Scheme Recommendation, the recommendation contemplated by Clause 3.6.3(3), as applicable, or that refers to an Elan Alternative Proposal shall be deemed to be an Elan Change of Recommendation unless Elan in connection with such disclosure publicly and expressly states that the Elan Board rejects the applicable Elan Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement and the Scheme Recommendation or, the recommendation contemplated by Clause 3.6.3(3), as applicable, has not changed without, disclosing or effecting any Elan Change of Recommendation.

5.3.8.	The Parties agree that:

(1)	Elan may terminate this Agreement at any time prior to obtaining the Elan Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for an Elan Superior Proposal, provided that (w) the Elan Board has concluded in good faith (after consultation with Elan’s outside legal counsel and financial advisors) (i) that an Elan Alternative Proposal constitutes an Elan Superior Proposal and (ii) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (x) promptly upon the Elan Board’s determination (after consultation with Elan’s outside legal counsel and financial advisors) that an Elan Superior Proposal exists (and in any event, within twenty-four (24) hours of such determination) Elan has provided a written notice to the Bidder (a “Superior Proposal Notice”) advising the Bidder that Elan has received an Elan Alternative Proposal and specifying the material terms of such Elan Alternative Proposal, the identity of the person making such Elan Alternative Proposal and such other information with respect thereto required by Clause 5.3.3 and including written notice of the determination of the Elan Board that the Elan Alternative Proposal constitutes an Elan Superior Proposal, (y) Elan has provided the Bidder with an opportunity, for a period of three (3) Business Days from the time of delivery to Bidder of the Superior Proposal Notice (as may be extended pursuant to the proviso below, the “Notice Period”), to propose to amend the terms and conditions of this Agreement and the Acquisition, including an increase in, or modification of, the Scheme Consideration (any such proposed transaction, a “Revised Acquisition”), such that the Elan Superior Proposal no longer constitutes an Elan Superior Proposal (provided, that if the Bidder delivers to Elan, within 48 hours of the time of delivery to the Bidder of the Superior Proposal Notice, a written notice (a “Financing Extension Notice”) stating that the Bidder intends to propose such a Revised Acquisition and that the Bidder intends to seek an increase of the amount of the Financing due to an increase in the Cash Consideration, the end of the Notice Period shall be extended until 11:59 p.m. Eastern time on the fourth Business Day after the date such Financing Extension Notice is timely delivered), and (z) at the end of such Notice Period, the Elan Board has determined (after consultation with Elan’s financial advisors and outside legal counsel) that (i) the Elan Superior Proposal continues to be an Elan Superior Proposal notwithstanding the Revised Acquisition and taking into account all amendments and proposed changes made thereto during the Notice Period and (ii) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. In the event that during the Notice Period any revision is made to the financial terms or other material revision to the terms and conditions of the Elan Superior Proposal, Elan shall be required, upon each such revision, to deliver a new Superior Proposal Notice to the Bidder and to comply with the requirements of this Clause 5.3.8 with respect to such new Superior Proposal Notice, except that the Notice Period (A) shall be the greater of 48

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hours and the amount of time remaining in the initial Notice Period and (B) shall not be subject to extension pursuant to a Financing Extension Notice if the Bidder has previously delivered a Financing Extension Notice; and

(2)	in the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to the Bidder and a third party or parties, Elan shall use all reasonable endeavours to obtain permission from the Panel to provide that the auction procedure determined by the Panel shall give effect to and be consistent with the Bidder’s rights and the obligations of Elan and the Elan Board pursuant to this Clause 5.3, and Elan shall, keep the Bidder reasonably informed of any discussions with the Panel in respect of the determination of such auction procedure.

5.4.	Bidder Change of Recommendation

5.4.1.	Subject to any actions which Bidder is required to take so as to comply with the requirements of the Takeover Rules, Bidder agrees that neither it nor any Subsidiary of Bidder nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives (other than directors, officers and employees) and any person Acting in Concert with Bidder not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Bidder Alternative Proposal, or (ii) participate in any discussions or negotiations regarding a Bidder Alternative Proposal with, or furnish any nonpublic information of Bidder to, any person that has made or, to Bidder’s knowledge, is considering making a Bidder Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.4, or (iii) waive, terminate, modify or fail to use reasonable endeavours to enforce any provision of any “standstill” or similar obligation of any person with respect to Bidder or any of its Subsidiaries. Bidder shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Bidder Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Bidder Alternative Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith, and immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives.

5.4.2.	Notwithstanding the limitations set forth in Clause 5.4.1, if Bidder receives a bona fide unsolicited written Bidder Alternative Proposal or enquiry or proposal from a person who is intending on making a Bidder Alternative Proposal and the Bidder Board determines in good faith (after consultation with Bidder’s financial advisors and outside legal counsel) that the failure to take the actions described in clauses 5.4.2(1) and 5.4.2(2) below would be inconsistent with the directors’ fiduciary duties under applicable Law, and which Bidder Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.4, Bidder may take any or all of the following actions:

(1)	furnish non-public information to the third party (and any persons acting in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Bidder Alternative Proposal (provided that all such information has previously been provided to Elan or is provided to Elan prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Bidder receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement; or

(2)	engage in discussions or negotiations with the third party making or intending to make such Bidder Alternative Proposal with respect to such Bidder Alternative Proposal,

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provided, that prior to taking any action described in sub-clauses (1) or (2) above, the Bidder Board shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Bidder Alternative Proposal either constitutes a Bidder Superior Proposal or could reasonably be expected to result in a Bidder Superior Proposal.

5.4.3.	Bidder will promptly (and in any event within 24 hours of receipt) notify Elan orally and in writing of the receipt of any Bidder Alternative Proposal or any communication or proposal that may reasonably be expected to lead to any Bidder Alternative Proposal and shall, in the case of any such notice to Elan as to receipt of a Bidder Alternative Proposal, indicate the material terms and conditions of such Bidder Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Bidder Alternative Proposal and thereafter shall promptly keep Elan reasonably informed on a reasonably current basis of any material change to the terms and status of any such Bidder Alternative Proposal. Bidder shall provide to Elan as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Bidder or any of its Subsidiaries and the person making a Bidder Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Bidder Alternative Proposal, including draft agreements or term sheets submitted by either party in connection therewith. Bidder shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Bidder from providing such information to to Elan or complying with its obligations to Elan under the Agreement.

5.4.4.	Except as set forth in Clause 5.4.5 or 5.4.6 below, neither the Bidder Board nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to Elan), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Elan), the Bidder Recommendation or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Bidder Alternative Proposal (any of the foregoing actions in this sub-clause (i) being a “Bidder Change of Recommendation”) (it being agreed that (x) no "stop, look and listen" communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Bidder Change of Recommendation and (y) for the avoidance of doubt, the provision by Bidder to Elan of notice or information in connection with a Bidder Alternative Proposal or Bidder Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Bidder Change of Recommendation) or (ii) cause or allow Bidder or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Bidder Alternative Proposal, or requiring, or reasonably expected to cause, Bidder to abandon, terminate, delay or fail to consummate the Acquisition other than a confidentiality agreement referred to in Clause 5.4.2.

5.4.5.	Nothing in this Agreement shall prohibit or restrict the Bidder Board at any time prior to obtaining the Bidder Shareholder Approval, from making a Bidder Change of Recommendation in connection with a Bidder Alternative Proposal if the Bidder Board has concluded in good faith (after consultation with Bidder’s outside legal counsel and financial advisors) (i) that a Bidder Alternative Proposal constitutes a Bidder Superior Proposal and (ii) that the failure to make a Bidder Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Bidder shall have provided prior written notice to Elan, at least three Business Days in advance, of the Bidder Board’s intention to make such

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Bidder Change of Recommendation, and specifying the material terms of the Bidder Alternative Proposal, the identity of the person making such Bidder Alternative Proposal and such other information with respect to such Bidder Alternative Proposal required by Clause 5.4.3, and provided, further, that the Bidder Board shall take into account any changes to the terms of this Agreement, the Acquisition, the Scheme and/or the Merger proposed by Elan during such three Business Day period in response to such prior written notice or otherwise, and during such three Business Day period Bidder shall engage in good faith negotiations with Elan regarding any changes to the terms of this Agreement proposed by Elan.

5.4.6.	Nothing in the Agreement shall prohibit or restrict the Bidder Board, in response to an Intervening Event, from making a Bidder Change of Recommendation at any time prior to obtaining the Bidder Shareholder Approval if the Bidder Board has concluded in good faith (after consultation with Bidder's outside legal counsel and financial advisors) that the failure to make a Bidder Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Bidder shall have provided prior written notice to Elan, at least three Business Days in advance, of the Bidder Board’s intention to make such Bidder Change of Recommendation and specifying the reasons therefor, and provided, further, that the Bidder Board shall take into account any changes to the terms of the Agreement, the Acquisition, the Scheme and/or the Merger proposed by Elan in response to such prior written notice or otherwise, and during such three Business Day period Bidder shall engage in good faith negotiations with Elan regarding any changes to the terms of the Agreement proposed by Elan.

5.4.7.	Nothing contained in this Agreement shall prohibit or restrict Bidder or the Bidder Board from making any disclosure to the Bidder Shareholders if, in the good faith judgment of the Bidder Board (after consultation with the Bidder’s outside legal counsel), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law provided, however, that any such disclosure that relates to the approval, recommendation or declaration of advisability by the Bidder Board with respect to this Agreement, the Bidder Recommendation or that refers to a Bidder Alternative Proposal shall be deemed to be a Bidder Change of Recommendation unless the Bidder in connection with such disclosure publicly and expressly states that the Bidder Board rejects the applicable Bidder Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement and the Bidder Recommendation has not changed, without disclosing or effecting any Bidder Change of Recommendation.

6.	WARRANTIES

6.1.	Elan Warranties

Except as disclosed in the Elan SEC Documents filed or furnished with the SEC since January 1, 2011 and prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by Elan to the Bidder immediately prior to the execution of this Agreement (the “Elan Disclosure Schedule”) (it being agreed (i) disclosure of any item in any section of the Elan Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement (excluding Clause 6.1.2, Clauses 6.1.3(1) and (2), Clause 6.1.7, Clause 6.1.15 and Clause 6.1.16) to which the relevance of such item is reasonably apparent on its face and (ii) no disclosure in the SEC Documents shall be deemed to modify, qualify or apply to Clause 6.1.2, Clauses 6.1.3(1) and (2), Clause 6.1.7, Clause 6.1.15 and Clause 6.1.16), Elan hereby represents and warrants to the Bidder as follows:

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6.1.1.	Qualification, Organisation, Subsidiaries, etc.

Each of Elan and its Subsidiaries is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect. Elan has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Elan Memorandum and Articles of Association and made available, prior to the date of the Agreement, each of Elan's Subsidiaries' certificates of incorporation and by laws or comparable Organisational Documents, each as amended to the date of the Agreement, and each as so delivered. The Elan Memorandum and Articles of Association are in full force and effect. None of Elan or its Subsidiaries is in violation of its Organisational Documents.

(1)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Elan have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Elan free and clear of all Liens, other than Elan Permitted Liens. Section 6.1(1)(a) of the Elan Disclosure Schedule contains a correct and complete list of all of Elan's Subsidiaries, the ownership interest of the Elan in each such Subsidiary and the ownership interest of any either Person or Persons in each such Subsidiary.

(2)	NewBridge Investment. Elan owns a 48% membership interest in NewBridge Pharmaceuticals ("NewBridge"), with an unexercised option to purchase all of the remaining membership interests in NewBridge Pharmaceuticals by 2015 for a sum of $244 million. The membership interests of NewBridge Pharmaceuticals owned by Elan are owned free and clear of all Liens, other than Elan Permitted Liens and have not been issued in violation of any preemptive or similar rights. All of the issued and outstanding membership interests of NewBridge Pharmaceuticals owned by Elan have been duly authorized and are validly issued, fully paid and nonassessable.

(3)	Prothena Investment. Elan Science One Limited, a wholly owned subsidiary of Elan, owns an 18% membership interest in Prothena Corporation, plc ("Prothena"). The membership interests of Prothena Corporation, plc owned by Elan Science One Limited are owned free and clear of all Liens, other than Elan Permitted Liens and have not been issued in violation of any preemptive or similar rights. All of the issued and outstanding equity interests of Prothena Corporation, plc owned by Elan Science One Limited have been duly authorised and are validly issued, fully paid and nonassessable.

(4)	Janssen AI Investment. Crimagua Limited, a wholly owned subsidiary of Elan, owns a 49.9% equity interest in Janssen AI ("Janssen"). The equity interests of Janssen AI owned by Crimagua Limited are owned free and clear of all Liens, other than Elan Permitted Liens and have not been issued in violation of any preemptive or similar rights. All of the issued and outstanding equity interests of Janssen AI owned by Crimagua Limited have been duly authorised and are validly issued, fully paid and nonassessable.

(5)	Keavy Finance Limited is a wholly owned subsidiary of Elan.

(6)	Elan Pharma International Limited is a wholly owned subsidiary of Elan Holdings Limited.

(7)	Elan Finance plc is a wholly owned subsidiary of Elan.

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(8)	Other than the ownership interests of Elan’s Subsidiaries set forth on Section 6.1(1)(a) of the Elan Disclosure Schedule and the ownership interests described in sub-clauses (2), (3), (4), (5), (6) and (7) of this Clause 6.1.1, Elan does not own, directly or indirectly, any capital stock, partnership, limited liability company, membership or similar interest in any Person (or any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing).

6.1.2.	Capital

(1)	The authorised share capital of Elan consists of 810,000,000 Elan Ordinary Shares. At the date of this Agreement:

(a)	511,768,743 Elan Ordinary Shares are issued and outstanding of which 408,230,122 Elan Ordinary Shares are represented by Elan ADSs; and

(b)	18,638,241 Elan Ordinary Shares are available for issuance pursuant to the Employee Share Plans.

(2)	Section 6.1.2(2) of the Elan Disclosure Schedule sets forth with respect to each Employee Share Plan: the number of Elan Shares that are subject to each Elan Option outstanding under such plan and the exercise price per share of each such Elan Option.

(3)	All of the outstanding Elan Shares are, and all Elan Shares available for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(4)	Section 6.1(2)(b) of the Elan Disclosure Schedule contains a correct and complete list of each outstanding Elan Option and Elan Share Award under the Employee Share Plans, including the holder, date of grant, term, number of Elan Ordinary Shares subject thereto, Employee Share Plan under which such Elan Option or Elan Share award was granted and where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of the Agreement or consummation of the transactions contemplated by the Agreement or by termination of employment or change of position following consummation of the transactions contemplated by the Agreement.

(5)	Except as set forth in Section 6.1(2)(c) of the Elan Disclosure Schedule there are no outstanding pre-emptive or other outstanding rights. Except as set forth in Clauses 6.1.2(1) and (2), at the date of this Agreement: (A) no shares in the share capital of or other voting securities of Elan are issued, reserved for issuance or outstanding, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments of any kind obligating Elan or any of Elan’s Subsidiaries to (I) issue, transfer or sell any shares in the capital or other securities of Elan or any Subsidiary of Elan or securities convertible into or exchangeable for , or exercisable for, or giving any Person a right to subscribe for or acquire such shares or securities (in each case other than to Elan or a wholly owned Subsidiary of Elan) and no securities or obligations evidencing such rights are authorised, issued or outstanding; (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares in its capital or other equity interests; or (IV) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, Prothena, NewBridge, Janssen or any person other than a Subsidiary that is wholly owned.

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(6)	Neither Elan nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Elan Shareholders on any matter.

(7)	There are no voting trusts or other agreements or understandings to which Elan or any of its Subsidiaries is a party with respect to the voting of the shares in the capital or other equity interest of Elan or any of its Subsidiaries.

(8)	Elan has delivered or otherwise made available to the Bidder prior to the date of the Agreement true and complete copies of all Employee Share Plans covering the Elan Options and Elan Share Awards outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Elan Options and Elan Share Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (A) Elan Option and Elan Share Award was granted in compliance with all applicable Law and all of the terms and conditions of the Employee Share Plan pursuant to which it was issued, (B) Elan Option and, if applicable, Elan Share Award has an exercise price per Elan Ordinary Share equal to or greater than the fair market value of an Elan Ordinary Share as determined pursuant to the terms of the applicable Employee Share Plan on the date of such grant, (C) Elan Option and, if applicable, Elan Share Award has a grant date identical to the date on which the Elan Board or compensation committee actually awarded such Elan Option or, if applicable, Elan Share Award (D) Elan Option and Elan Share Award qualifies for the Tax and accounting treatment afforded to such award in Elan's Tax Returns and all Elan SEC Documents, respectively, and (E) Elan Option and Elan Share Award does not trigger any liability for the holder thereof under Section 409A of the Code.

6.1.3.	Corporate Authority Relative to this Agreement; No Violation

(1)	Elan has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Elan Shareholder Approval (and, in the case of the Holdco Distributable Reserves Creation, to approval of the Elan Distributable Reserves Resolution by the Elan Shareholders and the Bidder Distributable Reserves Resolution by the Bidder Shareholders, to the adoption by the shareholders of Holdco of the resolution contemplated by Clause 7.9.3(1) and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Acquisition. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Elan Board and, except for (A) the Elan Shareholder Approval, (B) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, and (C) the filing of the Court Order with the Registrar of Companies, no other corporate proceedings on the part of Elan are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Elan Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Elan and the Elan Shareholders and has adopted a resolution to make, subject to Clause 5.3 and to the obligations of the Elan Board under the Takeover Rules, the Scheme Recommendation. This Agreement has been duly and validly executed and delivered by Elan and, assuming this Agreement constitutes the valid and binding agreement of the Bidder Parties, constitutes the valid and binding agreement of Elan, enforceable against Elan in accordance with its terms.

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(2)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EU Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) any applicable requirements of the NYSE, and (I) the Clearances set forth on Clause 6.1.3(2) of the Elan Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Elan of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (i) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect or (ii) as may arise as a result of facts or circumstances relating to the Bidder or its Affiliates or Laws or contracts binding on the Bidder or its Affiliates.

(3)	The execution and delivery by Elan of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.1.3(2), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license (each a “Contract”) binding upon Elan or any of Elan’s Subsidiaries or any of their respective properties, rights or assets or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, rights or assets of Elan or any of Elan’s Subsidiaries, (B) conflict with or result in any violation of any provision of the Organisational Documents of Elan or any of Elan’s Subsidiaries or (C) conflict with or violate any Laws applicable to Elan or any of Elan’s Subsidiaries or any of their respective properties, rights or assets, other than, (i) in the case of sub-clauses (A), (B) (only with respect to Subsidiaries that are not Significant Subsidiaries) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, and (ii) as may arise as a result of facts or circumstances relating to Bidder or its Affiliates or Laws or contracts binding on Bidder or its Affiliates.

(4)	Other than the TYSABRI Agreement, none of Elan or any of its Subsidiaries is a party to or bound by any non competition Contract or other Contract that purports to limit in any material respect either the type of business in which Elan or its Affiliates (or, after giving effect to the transactions contemplated by the Agreement, the Bidder or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business.

6.1.4.	Reports and Financial Statements

(1)	Since December 31, 2010, Elan has filed or furnished all Elan SEC Documents on a timely basis and has filed all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Elan with the Register of Companies in Ireland. As of their respective dates, or, if amended, as of the date of the last such amendment, the Elan SEC Documents complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Elan SEC Documents contained, or if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary

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to make the statements therein, in light of the circumstances under which they were made not misleading.

(2)	The consolidated financial statements (including all related notes and schedules) of Elan included in the Elan SEC Documents compiled (or, in the case of Elan SEC Documents filed after the date of the Agreement, will comply) as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present (or, in the case of Elan SEC Documents filed after the date of the Agreement, will fairly present) in all material respects the consolidated financial position of Elan and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with US GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

6.1.5.	Internal Controls and Procedures

Elan has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Elan’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Elan in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Elan’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Elan’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Elan, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Elan are being made only in accordance with authorisations of management and directors of Elan, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Elan’s assets that could have a material effect on its financial statements.

6.1.6.	No Undisclosed Liabilities

Except (i) as disclosed, reflected or reserved against in Elan’s consolidated balance sheet (or the notes thereto) as of December  31, 2012 included in the Elan SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2012, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Elan nor any Subsidiary of Elan has any obligations or liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by US GAAP to be reflected on a consolidated balance sheet of Elan and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to

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have an Elan Material Adverse Effect. Elan is not, nor has ever been, a party to any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

6.1.7.	Absence of Certain Changes or Events

Since December 31, 2012, there has not been any event, development, occurrence, state of facts or change that has had, or would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transaction contemplated by this Agreement. Since December 31, 2012, other than with respect to the Acquisition and the Scheme, and other than the transfer to Biogen Idec of all intellectual property and other assets related to the development, manufacturing and commercialization of TYSABRI and certain other products pursuant to the TYSABRI Agreement, the businesses of Elan and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practices. Since December 31, 2012, none of Elan or any of its Subsidiaries has taken any action that would constitute a breach of Clause 11 of Schedule 1 to the Agreement had such action been taken after the execution of the Agreement.

6.1.8.	Employee Benefits Plans

(1)	Section 6.1(8)(1) of the Elan Disclosure Schedule sets forth a true and complete list of the Elan Benefit Plans, separately identifying each Elan Benefit Plan that is maintained primarily for the benefit of Elan Employees outside of the United States (each an International Elan Benefit Plan"). True and complete copies of all Elan Benefit Plans listed in Section 6.1(8)(1) of the Elan Disclosure Schedule, and all material related documents, have been provided to the Bidder prior to the date of the Agreement.

(2)	Except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect: (A) no Elan Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former Elan Employees or Elan Directors beyond their retirement or other termination of service, other than as pursuant COBRA or comparable applicable Law; (B) no liability under Title IV of ERISA has been incurred by Elan, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Elan, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (C) no Elan Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (D) all contributions or other amounts payable by Elan or its Subsidiaries as of the Effective Time pursuant to each Elan Benefit Plan in respect of current or prior plan years have been timely paid or accrued as a liability on the most recent financial statements contained in the Elan SEC Documents; (E) neither Elan nor any of its Subsidiaries has engaged in a transaction in connection with which Elan or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; (F) there are no pending, or to the knowledge of Elan, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Elan Benefit Plans or any trusts related thereto that would result in a material liability; (G) no International Elan Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the knowledge of Elan, give rise to a material liability for Elan; (H) the terms by which any participating employer has, at any time, adhered to any International Elan Benefit Scheme which is a defined benefit or defined contribution pension

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scheme would not to the knowledge of Elan, give rise to a material liability for Elan otherwise than in accordance with the standard terms of such International Elan Benefit Plan as provided for in the governing documentation of such International Elan Benefit Plan which are set out in the Elan Disclosure Schedule and (I) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any International Elan Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the knowledge of Elan, give rise to a material liability for Elan.

(3)	Each Elan Benefit Plan has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws.

(4)	In the six (6) years prior to the date of this Agreement, Elan and its ERISA Affiliates have not nor have been obligated to sponsor, maintain or contribute to any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code.

(5)	Except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect, each of the Elan Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code, (A) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (B) has received a favourable determination letter or opinion letter as to its qualification. A copy of each such favourable determination letter has been provided to the Bidder prior to the date of the Agreement.

(6)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby alone will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Elan Group under any Elan Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Elan Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(7)	Since December 31, 2012, no Elan Benefit Plan has been materially amended or otherwise materially modified to increase benefits (or the levels thereof) or which might otherwise be reasonably expected to expose Elan to a liability risk in a manner that would be material to Elan.

6.1.9.	Investigations; Litigation

As of the date hereof, (i) there is no investigation or review pending (or, to the knowledge of Elan, threatened) by any Relevant Authority with respect to Elan or any of Elan’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Elan, threatened) against Elan or any of Elan’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect.

6.1.10.	Information Provided

The information relating to Elan and its Subsidiaries and their respective directors, officers and employees provided or to be provided by Elan to be contained in the Joint Proxy Statement and the Form S-4 (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in

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connection with the Acquisition, will not, on the date the Joint Proxy Statement is first mailed to Elan Shareholders or at the time the Form S-4 is declared effective or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Joint Proxy Statement (including any amendments or supplements thereto) and any related filings for which the Elan Directors are responsible under the Takeover Rules and any related filings that Elan is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act, and the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.1.11.	Tax Matters

(1)	Except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect:

(a)	all Tax Returns that are required to be filed by or with respect to Elan or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), all such Tax Returns are true, correct and complete and all Taxes required to be paid by Elan or any of its Subsidiaries have been timely paid, except with respect to (i) Taxes being contested in good faith and appropriate proceedings, and (ii) matters for which adequate reserves have been established in accordance with US GAAP in the most recent Elan annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(b)	there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Elan or any of its Subsidiaries;

(c)	except with respect to the distribution for U.S. federal income Tax purposes of ordinary shares of Prothena on or about December 20, 2012, neither Elan nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(d)	none of Elan or any of its Subsidiaries has any liability for Taxes of any Person other than Elan or any of its Subsidiaries (a "Third Party") under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law) by virtue of an association or connection for Tax purposes that existed prior to the Completion Date between Elan or its relevant Subsidiary and that Third Party;

(e)	there are no liens for Taxes upon any property or assets of Elan or any of its Subsidiaries, except for Elan Permitted Liens; and

(f)	no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Elan or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

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6.1.12.	Intellectual Property

Except as would not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, either Elan or a Subsidiary of Elan owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Elan, threatened claims by any person alleging infringement by Elan or its Subsidiaries for their use of any trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, registered and unregistered copyrights, patents or applications and registrations therefor (collectively, the “Intellectual Property”) in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, the conduct of the businesses of Elan and its Subsidiaries does not infringe upon any intellectual property rights or any other proprietary right of any person. As of the date hereof, neither Elan nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect.

6.1.13.	Material Contracts

(1)	Except for this Agreement or any contracts filed as exhibits to the Elan SEC Documents, as of the date hereof, neither Elan nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Clause 6.1(13)(1), other than Elan Benefit Plans, being referred to herein as “Elan Material Contracts”).

(2)	Neither Elan nor any Subsidiary of Elan is in breach of or default under the terms of any Elan Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect. To the knowledge of Elan, as of the date hereof, no other party to any Elan Material Contract is in breach of or default under the terms of any Elan Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Elan Material Adverse Effect, each Elan Material Contract is a valid and binding obligation of Elan or the Subsidiary of Elan which is party thereto and, to the knowledge of Elan, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

6.1.14.	Opinion of Financial Advisor

The Elan Board has received the opinion of each of Citi, Morgan Stanley and Ondra, dated the date of the Agreement, to the effect that, as of such date, the terms of the Scheme are fair and reasonable to the Elan Shareholders.

6.1.15.	Investment Company

Neither Elan nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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6.1.16.	TYSABRI Agreement

(1)	The TYSABRI Agreement is valid and binding on Elan Pharma, Elan LLC, and, to the knowledge of Elan, Biogen Idec and is in full force and effect. Each of Elan Pharma, Elan LLC, and, to the knowledge of Elan, Biogen Idec has complied in all material respects with its obligations arising under the TYSABRI Agreement, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach thereunder by Elan Pharma, Elan LLC, or, to the knowledge of Elan, Biogen Idec.

(2)	At or prior to the Closing contemplated by the TYSABRI Agreement, each of the conditions set forth in Sections 6.1 and 6.2 of the TYSABRI Agreement was satisfied, and none of such conditions was waived in whole or in part.

(3)	None of Biogen Idec or any of its Affiliates has asserted, initiated or threatened, as applicable, any claim, dispute or demand, or any civil, criminal or administrative action, litigation, suit, claim, hearing, arbitration, or other proceeding against Elan or any of its Affiliates.

(4)	Elan has provided the Bidder with true and complete copies of all notices furnished (whether by Biogen Idec, Elan or otherwise) pursuant to Section 7.4 of the TYSABRI Agreement.

6.1.17.	Other Financial Information

(1)	As of the date of the Agreement, the aggregate outstanding Indebtedness of Elan and its Subsidiaries is not greater than $10 million, and the aggregate cash and cash equivalents of Elan and its Subsidiaries is not less than $1.89 billion. For the purposes of this subsection, “Indebtedness” shall mean the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations arising under, any obligations of any Elan or its Subsidiaries, consisting of, without duplication: (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money (excluding any trade payables, accounts payable, and any other current liabilities), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date, and any letters of credit or similar obligations, only to the extent drawn or otherwise not contingent, (iii) all earn-out payments, instalment payments or other similar payments of deferred or contingent purchase price, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by Elan or its Subsidiaries, (v) all obligations as lessee or lessees under capital leases, (vi) all indebtedness secured by any encumbrance on any property or asset owned or held by Elan or its Subsidiaries, (vii) commitments or obligations by which Elan or its Subsidiaries assures a creditor against loss including reimbursement obligations with respect to letters of credit or bank guarantees, in each case only to the extent drawn or otherwise not contingent and (viii) all obligations of others in respect of or referred to in the foregoing clauses (i) through (vi) guaranteed directly or indirectly in any manner by Elan or its Subsidiaries.

(2)	Elan and each of its Subsidiaries is solvent and able to pay its debts as they fall due.

6.1.18.	Compliance with Law

(1)	Each of Elan and its Subsidiaries is in compliance with and is not in default under or in violation of any Laws applicable to it or any of its respective properties, rights or assets,

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except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect.

(2)	Elan and its Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Elan and Elan’s Subsidiaries to own, lease and operate their properties, rights and assets or to carry on their businesses as they are now being conducted (the “Elan Permits”), including all such Licenses of the United States Food and Drug Administration (“FDA”) or any other applicable U.S. or foreign drug regulatory authority (collectively with the FDA, “Regulatory Authorities”) necessary for Elan and Elan’s Subsidiaries to own, lease and operate their properties, rights and assets or to carry on their businesses as they are now being conducted (collectively, the “Regulatory Permits”), except where the failure to be in possession of any such Elan Permits (including the Regulatory Permits) would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect.

(3)	All Elan Permits are valid and in full effect, and there has not occurred any revocation or termination of any Elan Permit, or any material impairment of the rights of Elan or any of its Subsidiaries under any Elan Permit, except for any such revocation, termination or impairment that, individually or in the aggregate with other such revocations, terminations and impairments, has not had, and would not reasonably be expected to have, an Elan Material Adverse Effect. Each of Elan and its Subsidiaries has operated in compliance in all material respects with applicable Laws administered or enforced by the FDA and other Regulatory Authorities, except where the failure so to comply, individually or in the aggregate with other such failures, has not had, and would not reasonably be expected to have, an Elan Material Adverse Effect. As of the date of the Agreement, there are no, and have not been any, inspection observations, notices pursuant to 21 U.S.C. Section 305, warning letters, untitled letters or similar documents that assert a lack of compliance by Elan or any of its Subsidiaries with any applicable Laws and orders issued or otherwise imposed by any Relevant Authority or regulatory standards or requirements that have not been fully resolved to the satisfaction of the FDA or any other Regulatory Authority.

(4)	All preclinical studies and clinical trials, and other studies and tests conducted by or, to the knowledge of Elan, on behalf of Elan or its Subsidiaries have been, and if still pending are being, conducted in compliance with all applicable Laws (including those pertaining to Good Laboratory Practice and Good Clinical Practice contained in 21 C.F.R. Part 58 and Part 312 and all applicable requirements relating to protection of human subjects contained in 21 C.F.R. Parts 50, 54, and 56), except for noncompliances that, individually or in the aggregate with other such noncompliances, have not had, and would not reasonably be expected to have, an Elan Material Adverse Effect. Except for such exceptions that, individually or in the aggregate with other such exceptions, have not had, and would not reasonably be expected to have, an Elan Material Adverse Effect, no clinical trial conducted by or, to the knowledge of Elan, on behalf of Elan or any of its Subsidiaries has been terminated or suspended prior to completion for safety or other non-business reasons, and neither the FDA nor any other applicable Regulatory Authority, clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or, to the knowledge of Elan, on behalf of Elan or any of its Subsidiaries has commenced, or, to the knowledge of Elan, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or

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suspend, any on-going clinical investigation conducted by or, to the knowledge of Elan, on behalf of Elan or any of its Subsidiaries.

(5)	None of Elan, any of its Subsidiaries or, to the knowledge of Elan, any of their executive officers or employees has been convicted of any crime or engaged in any conduct that in any such case has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. Section 335a or exclusion from participation in any Federal health care program pursuant to 42 U.S.C. Section 1320a-7.

(6)	Elan has made available to the Bidder complete and correct copies of each Investigational New Drug Application and each similar state or foreign regulatory filing made on behalf of Elan or any of its Subsidiaries, including all related supplements, amendments and annual reports.

(7)	All material applications, reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Regulatory Authority by Elan or any of its Subsidiaries, including with respect to ELND005 (Scyllo-inositol), have been so filed, maintained or furnished. All such applications, reports, documents, claims, permits and notices: (i) have been made available to the Bidder; and (ii) were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). None of Elan, any of its Subsidiaries or, to the knowledge of Elan, any officer, employee or agent or distributor of Elan or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Regulatory Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(8)	To the knowledge of the executive officers of Company, all manufacturing operations conducted for the benefit of Elan or any of its Subsidiaries with respect to ELND005 (Scyllo-inositol) have been and are being conducted in accordance, in all material respects, with GMP Regulations. As used herein, the term “GMP Regulations” means the applicable laws and regulations, as may be amended from time to time, for current Good Manufacturing Practice, which have been promulgated by (i) the FDA under the United States Federal Food, Drug and Cosmetic Act, 21 C.F.R. §210 et seq., (ii) the European Medicines Agency or under the European Union guide to Good Manufacturing Practice for medical products and (iii) any other applicable Relevant Authority in each jurisdiction where Elan, its Subsidiaries, or a third party acting on their behalf, is undertaking or has undertaken a clinical trial or any manufacturing activities as of or prior to the Effective Time.

(9)	None of Elan’s Subsidiaries carry out any activity or provide any services which require the approval of the Central Bank of Ireland or other similar regulatory authority in the countries in which they operate.

(10)	Notwithstanding anything contained in this Clause 6.1.18, no representation or warranty shall be deemed to be made in this Clause 6.1.18 in respect of the matters referenced in Clause 6.1.4 or Clause 6.1.5, or in respect of environmental, Tax, employee benefits or labour Law matters.

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6.1.19.	Environmental Laws and Regulations

Except for such matters as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect: (i) Elan and its Subsidiaries are now and have at all times been in compliance with all, and have not violated any, applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by Elan or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by Elan or any of its Subsidiaries, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to require any Removal, Remedial or Response actions (as such terms are defined below), that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (iii) none of Elan or any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging that Elan or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (iv) none of Elan or any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Relevant Authority binding on Elan or any of its Subsidiaries or any of their respective properties, rights or assets, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; and (v) Elan has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing. As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, presence, disposal, Release or threatened Release of, or exposure to, any Hazardous Substance or (C) noise, odour, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance. As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (A) related to the environment (including on-site or off-site contamination by Hazardous Substances of structures, surface or subsurface soil or water); and (B) based on (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defence and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and any pollutant, chemical or substance that is subject to regulation, control or remediation under any environmental Law, including any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, greenhouse gas emissions, mould, mould spores, and mycotoxins or where “Hazardous Substance” has no legal meaning under the Laws of any jurisdiction in which Elan or any of its Subsidiaries operate, Hazardous Substance shall be deemed to include what most nearly approximates that term in that jurisdiction. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the

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placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material). As used herein, the term “Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those that might be taken by a Relevant Authority or those that a Relevant Authority or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions. As used herein, the term “Environmental Permits” means any material permit, license, authorisation or approval required under applicable Environmental Laws.

6.1.20.	Labour Matters

(1)	No member of the Elan Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Elan Group is subject to a labour dispute, strike or work stoppage except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect. To the knowledge of Elan, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Elan Group, except for those the formation of which would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect.

(2)	The transactions contemplated by the Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Elan Group.

6.1.21.	Real Property

(1)	None of Elan or any of its Subsidiaries owns any real property.

(2)	Except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect, (A) each lease, sublease and other agreement under which Elan or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Elan and its Subsidiaries are conducted as of the date of the Agreement (the “Elan Leased Real Property”), is valid, binding and in full force and effect and (B) no uncured default of a material nature on the part of Elan or, if applicable, any of its Subsidiaries or, to the knowledge of Elan, the landlord thereunder exists with respect to any Elan Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect, each of Elan and its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Elan Leased Real Property, free and clear of all Liens, except for any Permitted Liens. None of Elan or any of its Subsidiaries has received notice of any pending, and, to the knowledge of Elan, there is no threatened, condemnation proceeding with respect to any Elan Leased Real Property, except any such proceedings that would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect.

6.1.22.	Required Vote of Elan Shareholders

The Elan Shareholder Approval is the only vote of holders of securities of Elan that is required to consummate the transactions contemplated by the Agreement (other than, in the case of the

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Holdco Distributable Reserves Creation, the approval of the Elan Distributable Reserves Resolution by the Elan Shareholders).

6.1.23.	Insurance

All current, material insurance policies and contracts of Elan and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business, and all premiums due thereunder have been paid. None of Elan or any of its Subsidiaries has received notice of cancellation or termination with respect to any material third-party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts), except for any such cancellations or terminations that would not, individually or in the aggregate, reasonably be expected to have an Elan Material Adverse Effect.

6.1.24.	Finders or Brokers

Except for Citigroup Global Markets Inc., Morgan Stanley, Ondra Partners, and Davy, none of Elan or any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by the Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition.

6.1.25.	FCPA and Anti-Corruption

(1)	None of Elan, any of its Subsidiaries, or any of their respective directors, managers or employees has in the last five (5) years, in connection with the business of Elan or any of its Subsidiaries, itself or, to Elan’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Elan or any of its Subsidiaries, taken any action in violation of the FCPA (including making use of the mail or any means or instrument of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA), the Bribery Act or other Bribery Legislation (in each case to the extent applicable).

(2)	None of Elan, any of its Subsidiaries, or any of their respective directors, managers or employees, is, or in the past five (5) years has been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving Elan or any of its Subsidiaries in any way relating to applicable Bribery Legislation, including the FCPA and the Bribery Act.

(3)	Each of Elan and its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets as required by the FCPA in all material respects.

(4)	Each of Elan and its Subsidiaries has instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(5)	No officer, director, or employee of Elan or any of its Subsidiaries is a Government Official.

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6.1.26.	Takeover Statutes

No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Elan Memorandum and Articles of Association is, or at the Completion will be, applicable to Elan, Holdco, any of their Subsidiaries, the Acquisition or the Scheme.

6.1.27.	No Other Representations

Except for the representations and warranties contained in Clause 6.2 of the Agreement, or in any certificates delivered by the Bidder in connection with the Completion pursuant to Condition 5, Elan acknowledges that none of the Bidder or any of its Representatives makes any other express or implied representation or warranty with respect to the Bidder or any of its Subsidiaries or with respect to any other information provided or made available to Elan or to Elan’s Representatives in connection with the transactions contemplated by the Agreement, including any information, documents, projections, forecasts or other material made available to Elan or to Elan’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by the Agreement.

6.2.	Bidder Warranties

Except as disclosed in the Bidder SEC Documents filed or furnished with the SEC since January 1, 2011 and prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature) or in the applicable section of the disclosure letter delivered by Bidder to Elan immediately prior to the execution of this Agreement (the “Bidder Disclosure Schedule”) (it being agreed that (i) disclosure of any item in any section of the Bidder Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement (excluding Clause 6.2.2, Clauses 6.2.3(1) and (2) and Clause 6.2.7) to which the relevance of such item is reasonably apparent on its face and (ii) no disclosure in the SEC Documents shall be deemed to modify, qualify or apply to Clause 6.2.2, Clause 6.2.3(1) and (2) and Clause 6.2.7), Bidder hereby represents and warrants to Elan as follows:

6.2.1.	Qualification, Organisation, Subsidiaries, etc.

Each of Bidder and its Subsidiaries and each of the Bidder Merger Parties is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Bidder Material Adverse Effect. Bidder has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Amended and Restated Certificate of Incorporation of Bidder (the “Bidder Certificate of Incorporation”) and the Amended and Restated Bylaws of Bidder (the “Bidder Bylaws”) as amended to the date hereof. The Bidder Certificate of Incorporation and the Bidder Bylaws are in full force and effect and the Bidder is not in violation of the Bidder Certificate of Incorporation or the Bidder Bylaws.

(1)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Bidder have been validly issued and are fully

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paid and nonassessable and are owned, directly or indirectly, by Bidder free and clear of all Liens, other than Bidder Permitted Liens.

(2)	Bidder Merger Parties.

(a)	Since their respective dates of formation, none of the Bidder Merger Parties have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

(b)	As of the date of this Agreement, the authorised share capital of Holdco consists of 2,000,000,000 ordinary shares, par value €0.05 per share and 40,000 deferred ordinary shares of par value €1.00, of which 2,000 ordinary shares are currently issued. All of the issued shares in Holdco have been validly issued, are fully paid and nonassessable. The authorised share capital of Foreign Holdco consists of 20,000,000 ordinary shares, par value €0.05 per share, of which 2000 ordinary shares are issued as of the date hereof. All of the issued shares in Foreign Holdco have been validly issued, are fully paid and nonassessable and, as of the date hereof, are owned directly by Holdco free and clear of any Lien. The authorised capital stock of MergerSub consists of 1,000 shares of common stock, without par value, of which 100 shares are issued as of the date hereof. All of the issued shares in MergerSub have been validly issued, are fully paid and nonassessable and, as of the date hereof, are owned directly by Foreign Holdco free and clear of any Lien. All of the Share Consideration, when issued pursuant to the Acquisition and the Merger and this Agreement and delivered pursuant hereto will, at such time, be duly authorised, validly issued, fully paid and non-assessable and free of all Liens and pre-emptive rights.

(c)	Bidder has made available to Elan, prior to the date of this Agreement, complete and accurate copies of the Memorandum and Articles of Association of Holdco (the “Holdco Memorandum and Articles of Association”) and the Organisational Documents of each of the other Bidder Merger Parties (the “Other Bidder Merger Party Organisational Documents”) as amended to the date hereof. The Holdco Memorandum and Articles of Association and the Other Bidder Merger Party Organisational Documents are in full force and effect, Holdco is not in violation of the Holdco Memorandum and Articles of Association and the other Bidder Merger Parties are not in violation of the Other Bidder Merger Party Organisational Documents.

6.2.2.	Capital

(1)	The authorised capital stock of the Bidder consists of 200,000,000 shares of common stock, without par value (the “Bidder Common Stock”, with shares thereof being the “Bidder Shares”), and 10,000,000 shares of preferred stock, without par value (the “Bidder Preferred Stock”). As of the date of the Agreement, there are 94,105,106 Bidder Shares issued and outstanding, no shares of Bidder Preferred Stock issued and outstanding and 1,294,947 Bidder Shares reserved for issuance pursuant to the Bidder Share Plans. All the outstanding Bidder Shares are, and all Bidder Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights. The Bidder Common Stock is the only class of authorised stock of the Bidder entitled to vote in matters submitted to Bidder Shareholders.

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(2)	All the outstanding Bidder Shares are, and all Bidder Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(3)	Except as set forth in Clause 6.2(2)(1) and (2), at the date of this Agreement: (A) no shares in the capital stock or other voting securities of the Bidder are issued, reserved for issuance or outstanding and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments of any kind obligating the Bidder or any of its Subsidiaries to: (i) issue, transfer or sell any shares of capital stock or other securities of the Bidder or any of its Subsidiaries or any securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire, such shares or securities (in each case other than to the Bidder or a wholly-owned Subsidiary of the Bidder), and no securities or obligations evidencing such rights are authorised, issued or outstanding; (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Bidder that is not wholly-owned.

(4)	Neither Bidder nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Bidder Shareholders on any matter.

(5)	There are no voting trusts or other agreements or understandings to which Bidder or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Bidder or any of its Subsidiaries.

6.2.3.	Corporate Authority Relative to this Agreement; No Violation

(1)	Bidder and each Bidder Merger Party has all requisite corporate power and authority to enter into this Agreement and, with respect to Bidder, the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Bidder Shareholder Approval (and, in the case of the Holdco Distributable Reserves Creation, to approval of the Elan Distributable Reserves Resolution by the Elan Shareholders and the Bidder Distributable Reserves Resolution by the Bidder Shareholders, to the adoption by the shareholders of Holdco of the resolution contemplated by Clause 7.9.3(1) and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Acquisition and the Merger, as applicable. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Bidder Board and (in the case of this Agreement) the board of directors of each Bidder Merger Party and, except for (A) the Bidder Shareholder Approval, (B) the filing of the Certificate of Merger with the LARA and Secretary of State of the State of Delaware, (C) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, and (D) the filing of the Court Order with the Registrar of Companies, no other corporate proceedings on the part of Bidder or any Bidder Merger Party are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Bidder Board has adopted a resolution to make the Bidder Recommendation. This Agreement has been duly and validly executed and delivered by Bidder and each Bidder Merger Party and, assuming this Agreement

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constitutes the valid and binding agreement of Elan, constitutes the valid and binding agreement of Bidder and each Bidder Merger Party, enforceable against Bidder and each Bidder Merger Party in accordance with its terms

(2)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EU Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) the requirement to file a certificate of merger with the Secretary of State of the State of Delaware and with the LARA, (I) any applicable requirements of the NYSE and TASE; and (J) the Clearances set forth on Clause 6.2.3(2) of the Bidder Disclosure Schedule; no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Bidder and each Bidder Merger Party of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (i) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect or (ii) as may arise as a result of facts or circumstances relating to Elan or its Affiliates or Laws or contracts binding on Elan or its Affiliates.

(3)	The execution and delivery by Bidder and each Bidder Merger Party of this Agreement, and the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.2.3(2), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Bidder or any of Bidder’s Subsidiaries or any of their respective properties, rights or assets or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, rights or assets of Bidder or any of Bidder’s Subsidiaries, (B) conflict with or result in any violation of any provision of the Organisational Documents of Bidder or any of Bidder’s Subsidiaries or the Bidder Merger Parties or (C) conflict with or violate any Laws applicable to Bidder or any of Bidder’s Subsidiaries or any of their respective properties, rights or assets, other than, (i) in the case of sub-clauses (A), (B) (only with respect to Subsidiaries that are not Significant Subsidiaries or Bidder Merger Parties) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect, and (ii) as may arise as a result of facts or circumstances relating to Elan or its Affiliates or Laws or contracts binding on Elan or its Affiliates.

6.2.4.	Reports and Financial Statements

(1)	From December 31, 2010 through the date of this Agreement, Bidder has filed or furnished all Bidder SEC Documents prior to the date hereof with the SEC. As of their respective dates, or, if amended, as of the date of the last such amendment, the Bidder SEC Documents complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Bidder SEC Documents contained, or if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary

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to make the statements therein, in light of the circumstances under which they were made not misleading.

(2)	The consolidated financial statements (including all related notes and schedules) of Bidder included in the Bidder SEC Documents compiled (or, in the case of Bidder SEC Documents filed after the date of the Agreement, will comply) as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present (or, in the case of Bidder SEC Documents filed after the date of the Agreement, will fairly present) in all material respects the consolidated financial position of Bidder and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with US GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

6.2.5.	Internal Controls and Procedures

Bidder has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Bidder’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Bidder in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Bidder’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

6.2.6.	No Undisclosed Liabilities

Except (i) as disclosed, reflected or reserved against in Bidder’s consolidated balance sheet (or the notes thereto) as of December 31, 2012 included in the Bidder SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2012, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Bidder nor any Subsidiary of Bidder has any obligations or liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by US GAAP to be reflected on a consolidated balance sheet of Bidder and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have an Elan Material Adverse Effect. Bidder is not, nor has ever been, a party to any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated.

6.2.7.	Absence of Certain Changes or Events

Since December 31, 2012, there has not been any event, development, occurrence, state of facts or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect.

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6.2.8.	Employee Benefits Plans

(1)	Each Bidder Benefit Plan has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws.

(2)	In the six (6) years prior to the date of this Agreement, Bidder and its ERISA Affiliates have not nor have been obligated to sponsor, maintain or contribute to any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code.

(3)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (a) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Bidder Group under any Bidder Benefit Plan or otherwise, (b) increase any benefits otherwise payable under any Bidder Benefit Plan, or (c) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(4)	Since December 31, 2012, no Bidder Benefit Plan has been materially amended or otherwise materially modified to increase benefits (or the levels thereof) or which might otherwise be reasonably expected to expose Bidder to a liability risk in a manner that would be material to Bidder.

6.2.9.	Investigations; Litigation.

As of the date hereof, (i) there is no investigation or review pending (or, to the knowledge of Bidder, threatened) by any Relevant Authority with respect to Bidder or any of Bidder’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Bidder, threatened) against Bidder or any of Bidder’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect.

6.2.10.	Information Provided

The information relating to Bidder and its Subsidiaries and their respective directors, officers and employees provided by Bidder to be contained in the Joint Proxy Statement and the Form S-4 (including any amendments or supplements thereto) and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in connection with the Acquisition, will not, on the date the Joint Proxy Statement is first mailed to Bidder Shareholders or at the time the Form S-4 is declared effective or at the time of the Court Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The parts of the Joint Proxy Statement (including any amendments or supplements thereto) and any related filings for which the Bidder Directors are responsible under the Takeover Rules and any related filings that Bidder is required to make with the SEC will comply in all material respects as to form with the requirements of the Takeover Rules and the Act, and the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.2.11.	Tax Matters

(1)	Except as would not, individually or in the aggregate, reasonably be expected to have a Bidder Material Adverse Effect:

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(a)	all Tax Returns that are required to be filed by or with respect to Bidder or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), all such Tax Returns are true and complete and all Taxes required to be paid by Bidder or any of its Subsidiaries have been timely paid, except with respect to (i) Taxes being contested in good faith in appropriate proceedings, and (ii) matters for which adequate reserves have been established in accordance with US GAAP in the most recent Bidder annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(b)	there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Bidder or any of its Subsidiaries;

(c)	neither Bidder nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(e)	none of Bidder or any of its Subsidiaries has any liability for Taxes of any Person other than Bidder or any of its Subsidiaries (a "Third Party") under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law) by virtue of an association or connection for Tax purposes that existed prior to the Completion Date between Bidder or its relevant Subsidiary and that Third Party;

(f)	there are no liens for Taxes upon any property or assets of Bidder or any of its Subsidiaries, except for Bidder Permitted Liens; and

(g)	no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Bidder or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

6.2.12.	Intellectual Property.

Except as would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect, either Bidder or a Subsidiary of Bidder owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Bidder, threatened claims by any person alleging infringement by Bidder or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect, to the knowledge of Bidder, the conduct of the businesses of Bidder and its Subsidiaries does not infringe upon any intellectual property rights or any other proprietary right of any person. As of the date hereof, neither Bidder nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect.

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6.2.13.	Material Contracts.

(1)	Except for this Agreement or any contracts filed as exhibits to the Bidder SEC Documents, as of the date hereof, neither Bidder nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Clause 6.2.13(1), other than Bidder Benefit Plans, being referred to herein as “Bidder Material Contracts”).

(2)	Neither Bidder nor any Subsidiary of Bidder is in breach of or default under the terms of any Bidder Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect. To the knowledge of Bidder, as of the date hereof, no other party to any Bidder Material Contract is in breach of or default under the terms of any Bidder Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Bidder Material Adverse Effect, each Bidder Material Contract is a valid and binding obligation of Bidder or the Subsidiary of Bidder which is party thereto and, to the knowledge of Bidder, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

6.2.14.	Acting in Concert

As of the date hereof, neither the Bidder nor any person Acting in Concert with it has any interest in any Elan Shares. In entering into this Agreement, the Bidder is acting as principal only and not Acting in Concert with any other person for the purposes of acquiring control of Elan or any of its material assets.

6.2.15.	Compliance with Law

Each of the Bidder and its Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to it or any of its respective properties, rights or assets, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Bidder Material Adverse Effect.

6.2.16.	Opinion of Financial Advisor

The Bidder Board has received the opinion of Barclays Capital Inc., dated the date of the Agreement, to the effect that, as of such date, from a financial point of view, the Merger Consideration to be received by the stockholders of the Bidder in the Merger (taking into account the Acquisition) is fair to such stockholders.

6.2.17.	Required Vote of Bidder Shareholders

The Bidder Shareholder Approval is the only vote of holders of securities of the Bidder that is required to consummate the transactions contemplated by the Agreement (other than, in the case of the Holdco Distributable Reserves Creation, the approval of the Bidder Distributable Reserves Resolution by the Bidder Shareholders).

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6.2.18.	No Other Representations

Except for the representations and warranties contained in Clause 6.1 of the Agreement, or in any certificates delivered by Elan in connection with the Completion pursuant to Condition 4, the Bidder acknowledges that none of Elan or any of its Representatives makes any other express or implied representation or warranty with respect to Elan or any of its Subsidiaries or with respect to any other information provided or made available to the Bidder or its Representatives in connection with the transactions contemplated by the Agreement, including any information, documents, projections, forecasts or other material made available to the Bidder or to the Bidder’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by the Agreement.

7.	ADDITIONAL AGREEMENTS

7.1.	Investigation; Certain Notices by Elan

7.1.1.	Each of Elan and the Bidder shall afford the other Party and such other Party’s Representatives reasonable access during normal business hours, throughout the period from the release of the Rule 2.5 Announcement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, to its and its Subsidiaries’ properties, employees, contracts, commitments, books and records, financial and operating data, any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws for the purposes of integration planning and/or effecting the Acquisition or the Merger. Notwithstanding the foregoing, neither Elan nor the Bidder shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a violation of any agreement to which such Party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law (provided that the withholding Party shall use its reasonable endeavours to cause such information to be provided in a manner that would not result in such violation or loss of privilege). If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld. No investigation pursuant to this Clause 7.1.1 shall affect or be deemed to modify any representation or warranty made by either Party herein or any of the Conditions hereunder.

7.1.2.	The Parties agree that, prior to Completion:

(1)	Elan shall, and shall cause its Subsidiaries and shall direct its Representatives to, promptly, and in any event within one (1) Business Day, remit to the Bidder all significant mail, correspondence, notices, filings, records, documentation or other written (or descriptions of material oral) communications sent or received by them relating to the TYSABRI Agreement;

(2)	Elan shall keep the Bidder reasonably informed of all material changes or developments with respect to the TYSABRI Agreement;

(3)	Without limiting the generality of sub-clause (2) above, as promptly as practicable after becoming aware thereof, Elan shall notify the Bidder of any violation of, or any default or breach of any representation, warranty, covenant or obligation under (or any condition that, with the passage of time or the giving of notice, would cause such a violation of, or default or breach under, or give rise to any right to termination or indemnification under), the TYSABRI Agreement; and

(4)	The Bidder shall be entitled to participate in and consult in good faith with respect to all significant actions and decisions of Elan and its Subsidiaries relating to the TYSABRI

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Agreement, and Elan shall, and shall cause its Subsidiaries and shall direct its Representatives to, reasonably cooperate and consult in good faith with the Bidder in connection with the foregoing, provided that to the extent (and solely to such extent) it is not practicable to comply with the foregoing due to exigent circumstances Elan shall instead promptly inform the Bidder of any such actions or decisions; provided further, however, that Elan shall not, and it shall cause its Affiliates not to, make any communication with respect to any alleged violation, default, breach or condition referred to in sub-clause (3) above unless it has provided the Bidder with a copy (in the case of a written communication) or a reasonably detailed summary (in the case of an oral communication) thereof, and the Bidder has had a reasonable period of time to review and comment on such proposed communication;

(5)	provided, that if so reasonably requested by either Party, the Parties or their Affiliates, as appropriate, shall enter into a customary joint defence agreement in a form and substance reasonably acceptable to the Parties with respect to any information to be provided to the Bidder pursuant to this Clause 7.1.2; provided, further, that nothing in this Clause 7.1.2 shall require Elan or any of its Subsidiaries or Representatives to share any information or take any action to the extent (but solely to such extent) in the opinion of outside counsel to Elan (following consultation with outside counsel for the Bidder) (x) the joint defence privilege is not reasonably likely to apply, and (y) such action is reasonably likely to cause a risk of a loss of the protections of the attorney client privilege, work−product doctrine or other similar privilege or could constitute a violation of any applicable Law.

7.1.3.	The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be treated in accordance with the terms of the Confidentiality Agreement.

7.2.	Consents and Regulatory Approvals

7.2.1.	The terms of the Acquisition at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

7.2.2.	Subject to the terms and conditions hereof, the Parties each agree to use all reasonable endeavours to achieve satisfaction of the Conditions as promptly and as reasonably practicable following the publication of the Scheme Document and in any event no later than the End Date.

7.2.3.	Subject to the terms and conditions hereof, Elan, the Bidder and each Bidder Merger Party shall use all reasonable endeavours to:

(1)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including the Acquisition and the Merger) as promptly as practicable;

(2)	as promptly as reasonably practicable, obtain from, make with or provide to any Relevant Authority any Clearances required to be obtained, made or provided by Elan or the Bidder or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Acquisition and the Merger);

(3)	as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required to consummate the transactions

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contemplated by this Agreement (including the Acquisition and the Merger), including (A) under the HSR Act (it being agreed that the Parties shall make their respective filings under the HSR Act no later than 15 Business Days after the date hereof), (B) under the EC Merger Regulation, (C) under any other Antitrust Laws or foreign investment Laws, (D) under the Takeover Rules and the Act or (E) as required by the High Court;

(4)	as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party any Clearances required to be obtained, made or provided by Elan or the Bidder or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Acquisition and the Merger); provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Elan or the Bidder or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party for any Clearance required in connection with the consummation of the transactions contemplated by this Agreement (including the Acquisition and the Merger) under any contract or agreement; and

(5)	as promptly as reasonably practicable and no later than 15 Business Days after date hereof, cooperate with the other Party to ensure that all filings under the HSR Act required by any Elan Shareholder or Bidder Shareholder in connection with the transactions contemplated by this agreement are submitted.

7.2.4.	Subject to the terms and conditions hereof, including Clause 7.2.8, each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use all reasonable endeavours to (i) obtain any Clearances required in connection with the consummation of the transactions contemplated hereby (including the Acquisition and the Merger) under the HSR Act, the EC Merger Regulation, the Irish Competition Act and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade (collectively, “Antitrust Laws”), and (ii) respond to any requests of any Relevant Authority for information or documentary material under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Acquisition or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law (an “Antitrust Order”), provided that, notwithstanding anything to the contrary contained in this Agreement, the Bidder shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Elan is not constrained from complying with applicable Law), provided, further, that the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

7.2.5.	Subject to the provisos in Clause 7.2.4 the Bidder and Elan shall (i) promptly advise each other of (and the Bidder or Elan shall so advise with respect to communications received by any Subsidiary of the Bidder or Elan, as the case may be) any written or oral communication from any Relevant Authority or third party whose Clearance is required or reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Acquisition and the Merger); (ii) not participate in any meeting or discussion with any Relevant Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other

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Party in advance, and, unless prohibited by such Relevant Authority, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Elan or the Bidder or their respective Affiliates, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. The Bidder shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without considering in good faith the views of Elan and Elan shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of the Bidder, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.2.5, such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law.

7.2.6.	Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Relevant Authority following any such filing or notification and shall negotiate with any Relevant Authority in relation to any undertakings, orders, agreements or commitments which any such Relevant Authority requires to facilitate the Acquisition and the Merger.

7.2.7.	In the event that the latest date on which the High Court and/or the Panel would permit Completion to occur is prior to the date that is one year after the date of this Agreement, the Parties shall use all reasonable endeavours to obtain consent of the High Court and/or the Panel, as applicable, to an extension of such latest date (but not beyond the date that is one year after the date of this Agreement).

7.2.8.	In furtherance and not in limitation of the other covenants contained in this Clause 7.2, the Bidder and Elan agree to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Relevant Authority may assert under any Antitrust Law with respect to the Acquisition or the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Relevant Authority with respect to the Acquisition or the Merger, in each case, so as to enable the Completion to occur as promptly as practicable and in any event no later than the End Date, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of the Bidder or Elan (or any of their respective Subsidiaries) or any equity interest in any joint venture held by the Bidder or Elan (or any of their respective Subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Bidder or Elan or their respective Subsidiaries and (z) otherwise taking or committing to take any action that would limit the Bidder’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Bidder or Elan (including any of their respective Subsidiaries) or any equity interest in any joint venture held by the Bidder or Elan (or any of their respective Subsidiaries), in each case as may be required in order to obtain all Clearances required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Acquisition or the Merger under

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any Antitrust Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Acquisition or the Merger or delay Completion beyond the End Date. To assist the Bidder in complying with its obligations set forth in this Clause 7.2, Elan shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by the Bidder to be entered into by any of them prior to the Completion with respect to any transaction to divest, hold separate or otherwise take any action that limits Elan’s or its Subsidiaries’ freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of Elan or any of its Subsidiaries or any equity interest in any joint venture held by Elan or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Completion. Notwithstanding anything in this Agreement to the contrary, nothing in this Clause 7.2 shall require, or be deemed to require, the Bidder or Elan (or any of their respective Subsidiaries) to (and Elan shall not, and shall cause its Subsidiaries not to, without the Bidder’s prior written consent) take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries) or, following consummation of the Acquisition and the Merger, Holdco’s, business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, operations, properties, assets, liabilities, results of operations or financial condition of Holdco (following consummation of the Acquisition and the Merger), the Bidder or Elan.

7.3.	Directors’ and Officers’ Indemnification and Insurance

7.3.1.	Holdco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Elan, or Bidder or any of their respective Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Elan or Bidder or any of their respective Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and the Merger; as applicable, and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Holdco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Elan, Bidder and their respective Subsidiaries or in any agreement to which Elan, Bidder or any of their respective Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of Elan, Bidder or any of their respective Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3.1 in respect thereof shall continue until disposition thereof. From and after the Effective Time, Holdco shall assume, be jointly and severally liable for, and honour and guaranty, and shall cause Elan, Bidder and their respective Subsidiaries to honour, in accordance with their respective terms, each of the covenants contained in this Clause 7.3 without limit as to time.

7.3.2.	At and after the Effective Time, Holdco shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Elan,

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Bidder or any of their respective Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Elan, Bidder or any of their respective Subsidiaries (each, together with his or her respective heirs and Representatives, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Elan, Bidder or any of their respective Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Elan, Bidder or any of their respective Subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

7.3.3.	For a period of six years from the Effective Time, Holdco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by Elan, Bidder and their respective Subsidiaries with respect to matters arising on or before the Effective Time (provided that Holdco may substitute therefor policies with a carrier with the same or better credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Elan or Bidder may purchase at its option prior to the Effective Time, and, in such case, Holdco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Elan or Bidder) under Elan’s or Bidder’s, as applicable, existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Elan’s or Bidder’s, as applicable, directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, which "tail" policy shall be obtained from a carrier with the same or better comparable credit ratings to Elan’s or Bidder’s, as applicable, existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Elan’s or Bidder’s, as applicable, directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Effective Time, Holdco shall not be required to pay annual premiums in excess of 300% of the last aggregate annual premium paid by Elan, or Bidder, as applicable, prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

7.3.4.	The rights of each Indemnified Party under this Clause 7.3 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organisational Documents of Elan or any of its Subsidiaries or the Organisational Documents of the Bidder or any of its Subsidiaries, as applicable, any agreement, any insurance policy, the Act, the MBCA (or any other applicable Law) or otherwise. The provisions of this Clause 7.3 shall survive the consummation of the Acquisition and the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Clause 7.3 and shall be entitled to enforce the covenants contained in this Clause 7.3). Holdco shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.3.

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7.3.5.	In the event Holdco or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than 50% of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Holdco assume the obligations set forth in this Clause 7.3.

7.4.	Employment and Benefit Matters

7.4.1.	For a period of one year following the Effective Time, Holdco shall provide, or shall cause to be provided, to Elan Employees (i) annual base salary (or annual base pay) that is no less favourable to such Elan Employee than the annual base salary (or annual base pay) provided to such Elan Employee prior to the Effective Time; (ii) an annual cash target bonus opportunity that is substantially comparable in the aggregate to the annual cash bonus opportunity provided to Elan Employees prior to the Effective Time and (iii) employee pension and welfare benefits (excluding severance benefits) that are substantially comparable, in the aggregate, either (A) to those generally made available to similarly situated Bidder employees under Bidder’s compensation and benefit plans and programs, or (B) to those provided to such Elan Employee immediately prior to the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, the Holdco shall provide, or shall cause to be provided, during the 12 month period following the Effective Time, severance benefits in accordance with, or no less favourable than, Elan's Severance Plan giving full credit for each Elan Employee’s length of all service with the Elan Group and its predecessors prior to the Effective Time and all service with the Bidder and its Affiliates following the Effective Time.

7.4.2.	Elan shall have the right to pay, on or before the Effective Time, to each Elan Employee so entitled, all earned and unpaid bonuses to which such Elan Employees are entitled relating to (i) the year prior to the Effective Time (based on actual performance) and (ii) the year in which the Effective Time occurs (based on actual performance as of the Effective Time, subject to a maximum of 110% target performance, or, if higher, the amount accrued for such bonuses as reflected on Elan’s financial statements), provided that the bonus under sub-clause (ii) shall be pro-rated to reflect the number of completed months of such year prior to the Effective Time. To the extent such bonuses become due after the Effective Time, HoldCo undertakes to procure that Elan (or an Affiliate of Elan) pays such bonuses in full within two months of the Effective Time.

7.4.3.	For the purposes of vesting, eligibility to participate and level of benefits under the Bidder Benefit Plans of Holdco and/or the Bidder providing benefits to any Elan Employee after the Effective Time (the “New Plans”), each Elan Employee shall be credited with his or her years of service with the Elan Group and its predecessors before the Effective Time, to the same extent as such Elan Employee was entitled, before the Effective Time, to credit for such service under any similar Elan Benefit Plan in which such Elan Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Elan Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under an Elan Benefit Plan in which such Elan Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for the purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits (but not including any disability benefits) to any Elan Employee, Bidder shall use all reasonable endeavours to cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such

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employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (2) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for the purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

7.4.4.	Nothing in the Agreement shall confer upon any Elan Employee any right to continue in the employ or service of Holdco or any Affiliate of Holdco, or shall interfere with or restrict in any way the rights of Holdco or any Affiliate of Holdco, which rights are hereby expressly reserved, to discharge or terminate the services of any Elan Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in the Agreement to the contrary, and without limiting the generality of Clause 10.13.6 to the Agreement, nothing in Clause 7.4 of the Agreement shall: (x) be deemed or construed to be an amendment or other modification of any Elan Benefit Plan or Bidder Benefit Plan; (y) create any third-party rights in any current or former service provider or employee of Elan, Holdco or any of their respective Affiliates (or any beneficiaries or dependents thereof); or (z) limit the rights of Holdco to amend, modify or terminate any Elan Benefit Plan, Bidder Benefit Plan or any other benefit plan, program, agreement or arrangement.

7.5.	Holdco Board of Directors

The Bidder and the Bidder Board and Holdco and the Holdco Board shall take all actions necessary so that, as of the Effective Time, the directors that comprise the full Holdco Board shall be the directors of Bidder Board.

7.6.	Financing

7.6.1.	From and after the date of the Agreement, the Bidder shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate, no later than the date the Completion is required to occur pursuant to the Agreement, the Financing. The Bidder shall keep Elan informed on a reasonably current basis of the status of their efforts to arrange the Financing, including providing copies of all executed credit agreements; provided that in no event will the Bidder be under any obligation to disclose any information that is subject to attorney−client or similar privilege if the Bidder shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege.

7.6.2.	Notwithstanding anything contained in the Agreement to the contrary, the Bidder expressly acknowledges and agrees that its obligations under the Agreement, including its obligation to consummate, or cause to be consummated, the Completion, are not conditioned in any manner upon the Bidder obtaining the Financing or any other financing.

7.7.	Rule 16b−3 Actions

Prior to the Effective Time, the Parties shall take all such steps as may be required to cause (a) any disposition of Elan Shares or Bidder Shares (including derivative securities with respect to Elan Shares or Bidder Shares) resulting from the Acquisition or the Merger and the other transactions contemplated by the Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Elan or the Bidder immediately prior to the Effective Time to be exempt under Rule 16b−3 promulgated under the Exchange Act and (b) any acquisitions of Holdco Shares, Bidder

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Shares or Elan Shares (including derivative securities with respect to Holdco Shares, Bidder Shares or Elan Shares) resulting from the Acquisition or the Merger and the other transactions contemplated by the Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Holdco to be exempt under Rule 16b−3 promulgated under the Exchange Act.

7.8.	Financing Cooperation

7.8.1.	Until the Completion, Elan shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, and shall cause its and their respective officers, employees and advisors and other Representatives, including legal and accounting, of Elan and its Subsidiaries to use their reasonable best efforts, to provide to the Bidder, Holdco and their respective Subsidiaries such assistance as may be reasonably requested by the Bidder or Holdco that is customary in connection with the arranging, obtaining and syndication of the Financing, including (i) participating in and assisting with the syndication or other marketing of the Financing, including, but not limited to, (A) the direct participation by the senior management, representatives and advisors of Elan in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and rating agencies, (B) assisting with the preparation of one or more preliminary and final prospectuses, registration statement, offering memoranda, private placement memoranda, bank information memoranda, customary information packages and any other materials for offering documents, including any amendments or supplements thereto (collectively, “Marketing Material”) and due diligence sessions related thereto, including the provision of “backup” support for any statements related to Elan in any of the foregoing, (C) assisting with the preparation of any schedules to any credit agreements or facilities to be entered into in connection with the Financing, and (D) the delivery of customary authorization letters, confirmations, and undertakings in connection with the Marketing Material; (ii) timely furnishing, and at the latest 30 calendar days following the date of the Agreement, the Bidder, Holdco or their respective Subsidiaries and their Financing Sources with financial and other information that is reasonably available to or readily obtainable by Elan with respect to business, operations, financial condition, projections and prospects regarding Elan and its Subsidiaries as may be reasonably requested by the Bidder, Holdco or their respective Subsidiaries or their Financing Sources and are customary to assist in preparation of Marketing Material, including all financial statements, business and other financial and other information in respect of Elan and its Subsidiaries of the type and form that would be required by Regulation S−X and Regulation S−K under the Securities Act if the Financing were registered on Form S−1 under the Securities Act, including audits thereof to the extent so required (which audits shall include an audit opinion for each period that is unqualified and has not been withdrawn and for which Elan has received no notice that withdrawal is under consideration) (collectively, the “Financing Information”) and promptly providing the Bidder with any supplements to the Financing Information reasonably requested by the Bidder, including to provide updated projections and to update “stale” financial statements; (iii) providing to legal counsel and its independent auditors such documents and other information relating to Elan and its Subsidiaries as may be reasonably required to enable the delivery of any customary legal opinions, negative assurance letters and customary comfort letters (including “negative assurance” comfort) relating to the Financing, including the provision of appropriate representations to accountants; (iv) causing its independent auditors to cooperate with the Financing and using reasonable best efforts to obtain the consents of its independent auditors for use of their reports on the audited financial statements of Elan and to references to such independent auditors as experts in any Marketing Material and registration statements and related government filings filed or used in connection with the Financing; (v) using reasonable best efforts to obtain Elan’s independent auditors’ customary comfort letters (including “negative assurance” comfort) and assistance with the due diligence activities of the Financing Sources; (vi) using reasonable best efforts to ensure that the Financing benefits from the existing lender

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and investment banking relationships of Elan and its Subsidiaries; (vii) participation by senior management of Elan in the execution and delivery of the definitive documentation in connection with the Financing to which any member of the Elan Group is a party; (viii) taking such actions that are reasonably requested by the Bidder, Holdco or their respective Subsidiaries or their Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Financing; (ix) providing documents reasonably requested by the Bidder, Holdco or the Financing Sources relating to the repayment, refinancing or amendment of any indebtedness or other obligations of Elan or any of its Subsidiaries to be repaid, refinanced or otherwise amended on the Completion Date and the release of related liens and/or guarantees effected thereby, including customary payoff letters and (to the extent required) evidence that notice of any such repayment has been timely delivered to the holders of such indebtedness, in each case in accordance with the terms of the definitive documents governing such indebtedness; (x) procuring consents to the reasonable use of all of Elan’s logos in connection with the Financing; and (xi) providing such documentation and other information about Elan and its Subsidiaries as is reasonably requested in writing by the Bidder or Holdco reasonably in advance of the Completion Date in connection with the Financing that relates to applicable “know your customer” and anti−money laundering rules and regulations, including without limitation, the USA PATRIOT ACT; provided that (A) none of Elan or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any liability (other than third−party costs and expenses that are to be promptly reimbursed by the Bidder upon request by Elan under sub-clause (b) below) in connection with the Financing prior to the Completion Date (or, without limitation of the foregoing, execute any definitive financing documents (except customary secretary and officer certificates or similar customary certificates, which will not be effective prior to the Completion Date, and the authorization letter delivered pursuant to the foregoing sub-clause (i)(C)) prior to the Completion Date or any other agreement, certificate, document or instrument that would be effective prior to the Completion), (B) the Elan Board and officers of Elan and the directors and officers of the Subsidiaries of Elan shall not be required prior to the Completion Date to (i) adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained or (ii) take any corporate actions to permit the consummation of the Financing, and (C) nothing in this Clause 7.8.1 shall (I) require cooperation to the extent that it would interfere unreasonably with the business or operations of Elan or its Subsidiaries or (II) require Elan or any of its Subsidiaries or Representatives to take any action that would cause a risk of loss of privilege, if Elan shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. The Bidder shall cause all non−public or other confidential information provided by or on behalf of Elan or any of its Subsidiaries or Representatives pursuant to this Clause 7.8 to be kept confidential in accordance with the Confidentiality Agreement.

7.8.2.	The Bidder shall, promptly upon request by Elan, reimburse the Bidder for all reasonable documented third−party out−of−pocket costs and expenses (including attorneys’ fees) incurred by Elan in connection with such cooperation and shall indemnify and hold harmless Elan, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, expenses (including attorneys’ fees), interest, judgments and penalties suffered or incurred by them in connection with this Clause 5 (other than to the extent resulting from (x) information provided by Elan or its Subsidiaries in accordance with the terms of the Agreement (including this Clause 7.8) or (y) Elan’s or its Subsidiaries’ or Representatives’ willful misconduct or gross negligence).

7.9.	Creation of Distributable Reserves

7.9.1.	Unless Bidder and Elan otherwise agree, (i) Bidder shall use all reasonable endeavours to submit to the vote of the Bidder Shareholders at the Bidder Shareholders Meeting a resolution (the “Bidder Distributable Reserves Resolution”) to approve the reduction of the share

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premium of Holdco to allow the creation of distributable reserves of Holdco (the “Holdco Distributable Reserves Creation”) and (ii) Elan shall use all reasonable endeavours to submit to the vote of the Elan Shareholders at the EGM a resolution to approve the reduction of share premium of Holdco to allow the Holdco Distributable Reserves Creation (the “Elan Distributable Reserves Resolution”).

7.9.2.	The Parties agree that none of the approval of the Bidder Distributable Reserves Resolution, the approval of the Elan Distributable Reserves Resolution or the implementation of the Holdco Distributable Reserves Creation shall be a condition to the Parties’ obligation to effect the Acquisition or the Merger.

7.9.3.	Subject to approval of the Elan Distributable Reserves Resolution by the Elan Shareholders and the Bidder Distributable Reserves Resolution by the Bidder Shareholders, Bidder and Holdco shall:

(1)	prior to Completion, procure the passing of a resolution of the shareholders of Holdco providing for the reduction of share capital of Holdco in order to allow an application to be made under section 72 of the Act to the High Court to allow for the Holdco Distributable Reserves Creation; and

(2)	as promptly as reasonably practicable following Completion, prepare and file an application to the High Court for an order pursuant to the Act approving the Holdco Distributable Reserves Creation.

7.10.	Certain Holdco Shareholder Resolutions

7.10.1.	Prior to Completion, Bidder and Holdco shall procure the passing of resolutions of the shareholders of Holdco providing for:

(1)	the reregistration of Holdco as a public limited company;

(2)	the creation of a new class of ordinary shares of Holdco denominated in US dollars;

(3)	the acquisition of ordinary shares of Holdco denominated in euro; and

(4)	the purchase of its own shares and reissue of treasury shares.

7.11.	Holdco’s Obligations

Bidder agrees that it will be responsible for any liability of Holdco under this Agreement.

7.12.	Transaction Challenges

7.12.1.	Elan shall consult and cooperate with Bidder in Elan’s defence or settlement of any actual or threatened shareholder litigation (other than any litigation or settlement between Elan or any of its Affiliates and the Bidder, any Bidder Merger Party or any of their respective Affiliates) against Elan or its directors or officers, and any actual or threatened complaints or challenges that may be brought in the High Court or any other court in Ireland or the United States in connection with the Scheme, relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement and Elan agrees that it will not settle or compromise (any such actual or threatened litigation, complaint or challenge, a “Transaction Challenge”) without the consent of Bidder (not to be unreasonably withheld, delayed or conditioned).

7.12.2.	Bidder shall consult and cooperate with Elan in Bidder's defence or settlement of any actual or threatened shareholder litigation (other than any litigation or settlement between the Bidder, any

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Bidder Merger Party or any of their respective Affiliates and Elan and any of its Affiliates) against the Bidder or its directors or officers, and any actual or threatened complaints or challenges that may be brought in the High Court of Ireland and/or in any court in the United States in connection with the Scheme, the Acquisition or the Merger, relating to the transactions contemplated by this Agreement, or the Expenses Reimbursement Agreement.

7.13.	Corporate Integrity Agreement

7.13.1.	The Parties agree that, prior to Completion:

(1)	Elan shall, and shall cause its Subsidiaries and shall direct its Representatives to, promptly, and in any event within one (1) Business Day of receipt, remit to the Bidder all significant mail, correspondence, notices, filings, records, documentation or other written (or descriptions of material oral) communications sent or received by them to or from the OIG or otherwise relating to the Corporate Integrity Agreement;

(2)	Elan shall keep the Bidder reasonably informed of all material changes or developments with respect to the Corporate Integrity Agreement;

(3)	Without limiting the generality of sub-clause (2) above, as promptly as practicable after becoming aware thereof, Elan shall notify the Bidder of any violation of, or any default or breach of any representation, warranty, covenant or obligation under (or any condition that, with the passage of time or the giving of notice, would cause such a violation of, or default or breach under, or give rise to any right to termination or indemnification under), the Corporate Integrity Agreement;

(4)	Elan shall, and shall cause each of the Covered Persons (as defined in the Corporate Integrity Agreement) to, comply with all of its obligations arising under the Corporate Integrity Agreement; provided, however, that notwithstanding anything herein to the contrary, Elan shall not, and it shall cause its Affiliates not to, provided any notices or reports to the OIG required to be provided pursuant to the Corporate Integrity Agreement unless it has provided the Bidder with a copy thereof, and the Bidder has had a reasonable period of time to review and comment on such proposed notice or report;

(5)	The Bidder shall be entitled to participate in and consult in good faith with respect to all significant actions and decisions of Elan and its Subsidiaries relating to the Corporate Integrity Agreement, and Elan shall, and shall cause its Subsidiaries and shall direct its Representatives to, reasonably cooperate and consult in good faith with the Bidder in connection with the foregoing, provided that to the extent (and solely to such extent) it is not practicable to comply with the foregoing due to exigent circumstances Elan shall instead promptly inform the Bidder of any such actions or decisions;

(6)	Without limiting the generality of the foregoing, as promptly as practicable on the date on which the Rule 2.5 Announcement is released pursuant to Clause 2.1.2, Elan shall provide notice to the OIG of this Agreement and the Transactions contemplated hereby, including the Acquisition and the Merger, pursuant to Section IV.C of the Corporate Integrity Agreement; provided that the Bidder has had a reasonable period of time to review and comment on such notice; provided, further, that the Bidder shall be entitled to participate in and consult in good faith with respect to all subsequent mail, correspondence, notices, filings, records, documentation or other written or oral communications with the OIG relating to this Agreement and the Transactions contemplated hereby;

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provided, that if so reasonably requested by either Party, the Parties or their Affiliates, as appropriate, shall enter into a customary joint defence agreement in a form and substance reasonably acceptable to the Parties with respect to any information to be provided to the Bidder pursuant to this Clause 7.13; provided, further, that nothing in this Clause 7.13 shall require Elan or any of its Subsidiaries or Representatives to share any information or take any action to the extent (but solely to such extent) in the opinion of outside counsel to Elan (following consultation with outside counsel for the Bidder) (x) the joint defence privilege is not reasonably likely to apply, and (y) such action is reasonably likely to cause a risk of a loss of the protections of the attorney client privilege, work−product doctrine or other similar privilege or could constitute a violation of any applicable Law.

8.	COMPLETION OF ACQUISITION AND MERGER

8.1.	Completion Date:

8.1.1.	Completion shall take place at 10:00 a.m., New York City time, on a date to be agreed by the Parties, being not more than 3 Business Days (or such shorter period of time as remains before 11:59 p.m., New York City time, on the End Date) after the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) with the exception of those that can only be satisfied at the Completion and Condition 2.4 (delivery and registration of the Court Order and a copy of the minute required by Section 75 of the Act) (but subject to the satisfaction of such Conditions).

8.1.2.	Completion shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10025.

8.2.	On or prior to Completion:

8.2.1.	Elan shall procure that a meeting of the Elan Board (or a duly authorised committee thereof) is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving: (A) the allotment and issue to Holdco (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of Elan provided for in the Scheme; (B) the removal of the directors of Elan as Holdco shall determine; and (C) the appointment of such persons as Holdco may nominate as the directors of Elan.

8.2.2.	The Bidder shall procure the consummation of the steps set out on Exhibit 8.2.2 in accordance therewith; provided, however, that the Bidder shall have the right to implement reasonable modifications to the steps set forth in such exhibit, subject to the consent of Elan which consent shall not be unreasonably delayed, conditioned or withheld.

8.3.	On Completion:

8.3.1.	Holdco shall, in respect of each Elan Share subject to the Scheme, within 14 days following the Effective Date:

(1)	pay the Cash Consideration to the applicable Elan Shareholder; and

(2)	issue the Share Consideration to the applicable Elan Shareholder (and/or their nominees), (together with the Cash Consideration, and any cash in lieu of Fractional Entitlements due to an Elan Shareholder, the “Scheme Consideration”), which Share Consideration shall be duly authorised, validly issued, fully paid and non-assessable and free of Liens and pre-emptive rights; provided, however, that no fractions of Holdco Shares (the “Fractional Entitlements”) shall be issued by Holdco to the Elan

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Shareholders, and all Fractional Entitlements that would otherwise have been due to any Elan Shareholders shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to such Elan Shareholders in accordance with the Fractional Entitlements to which they would otherwise have been entitled, in each case in accordance with the terms and conditions of the Scheme.

8.3.2.	The Bidder shall pay to the Depositary the aggregate of all cancellation fees (being $0.05 per Elan ADS) which may be incurred by holders of Elan ADSs upon the surrender of Elan ADSs to the Depositary for the purposes of receiving the Scheme Consideration.

8.3.3.	Elan shall deliver to the Bidder: (A) a certified copy of the resolutions referred to in Clause 8.2.1; (B) letters of resignation from the directors that are removed from Elan in accordance with Clause 8.2.1(B) (each such letter containing an acknowledgement that such resignation is without any claim or right of action of any nature whatsoever outstanding against Elan or the Elan Group or any of their officers or employees for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever in respect of the removal); and (C) share certificates in respect of the aggregate number of shares in the capital of Elan to be issued to Holdco (and/or its nominees) in accordance with the Scheme.

8.3.4.	Elan shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme.

8.3.5.	The Bidder and Holdco shall cause the Holdco Memorandum and Articles of Association to be amended and restated in their entirety in such form as the Parties, acting reasonably, mutually agree (including passing appropriate resolutions for this purpose).

8.4.	Exchange of Elan Shares

8.4.1.	Exchange Agent

On or immediately after Completion, Holdco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Elan Shareholders, (i) evidence of Holdco shares in book entry form representing the aggregate Share Consideration and (ii) cash in an amount equal to the aggregate amount of Cash Consideration. All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Elan Exchange Fund”.

8.4.2.	Exchange Procedures.

As soon as reasonably practicable after the Effective Time, and in any event within four (4) Business Days after the Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of an Elan Share, entitled at the Effective Time to a right to receive the Scheme Consideration pursuant to Clause 8.3.1 (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Elan Shares shall pass, only upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of the Elan Shares in exchange for payment of the Scheme Consideration therefor. Upon surrender of Elan Shares, which at the Effective Time were cancelled and converted into the right to receive the Scheme Consideration, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in

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accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Elan Shares shall be entitled to receive in exchange therefor: (a) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.4.5) equal to the aggregate Cash Consideration payable to such holder in respect thereof pursuant to Clause 8.3.1 and the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Clause 8.3.1 and (b) that number of Holdco Shares into which such holder’s properly surrendered Elan Shares were converted pursuant to Clause 8.3.1. No interest shall be paid or shall accrue for the benefit of holders of the Elan Shares on the Scheme Consideration payable in respect of the Elan Shares.

8.4.3.	Termination of Elan Exchange Fund

Any portion of the Elan Exchange Fund which has not been transferred to the holders of Elan Shares as of the one−year anniversary of the Effective Time shall be delivered to Holdco or its designee, upon demand. Any holder of Elan Shares who has not complied with this Clause 8.4 prior to the one−year anniversary of the Effective Time shall thereafter look only to Holdco for payment of such holder’s claim for the Scheme Consideration (subject to abandoned property, escheat or other similar applicable Laws).

8.4.4.	No Liability

None of the Bidder Merger Parties, Bidder or Elan or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Scheme Consideration (or dividends or distributions with respect thereto) from the Elan Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

8.4.5.	Withholding

Holdco and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of an Elan Share subject to the Scheme such amounts as Holdco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Holdco or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

8.5.	Merger

8.5.1.	Completion of Merger. The Merger shall be conditioned only upon the prior consummation and implementation of the Scheme and the Acquisition. On Completion, and in accordance with the MBCA and the DGCL, MergerSub shall be merged with and into the Bidder at the Merger Effective Time. Following the Merger, the separate corporate existence of MergerSub shall cease and the Bidder shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct, wholly-owned Subsidiary of Foreign Holdco.

8.5.2.	Merger Effective Time. Subject to the provisions of the Agreement, certificates of merger satisfying the applicable requirements of the MBCA and the DGCL shall be duly executed by the Bidder and MergerSub and as soon as practicable following the Completion shall be filed on the Completion Date with the State of Michigan Department of Licensing and Regulatory Affairs (“LARA”) and the Secretary of State of the State of Delaware, respectively (the “Certificates of

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Merger”) and the Bidder and MergerSub shall make such other filings or recordings as may be required under the MBCA and the DGCL in order to effect the Merger in the form required by the MBCA and the DGCL and otherwise conforming to the requirements of the MBCA and the DGCL. The Merger shall become effective on the later of the time of the filing of the Certificate of Merger with LARA and the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be designated jointly by the Bidder and Elan and specified in the Certificates of Merger; provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

8.5.3.	Effects of the Merger. At and after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger and the MBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate corporate existence of MergerSub shall cease and all the property, rights, privileges, powers and franchises of the Bidder and MergerSub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Bidder and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

8.5.4.	Governing Documents. The articles of incorporation and bylaws of the Surviving Corporation shall be amended as of the Merger Effective Time so as to read in their entirety as the articles of incorporation and bylaws of the Bidder as in effect immediately prior to the Merger Effective Time.

8.5.5.	Officers and Directors. From and after the Merger Effective Time, the officers of the Bidder immediately before the Merger Effective Time shall be the officers of the Surviving Corporation immediately after the Merger Effective Time, and the directors of MergerSub immediately before the Merger Effective Time shall be the directors of the Surviving Corporation immediately after the Merger Effective Time.

8.5.6.	Effect on Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

(1)	Conversion of Bidder Common Stock. Each Bidder Share (other than Bidder Shares to be cancelled in accordance with 8.5.6(4) below) issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive (x) one Holdco Share plus (y) $0.01 in cash (collectively, the “Merger Consideration”). As a result of the Merger, at the Merger Effective Time, each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Bidder Shares (the “Bidder Certificates”) and each holder of record of a non−certificated outstanding Bidder Share represented by book entry (“Bidder Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the Bidder Shares represented by such Bidder Certificate or Bidder Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be delivered in accordance with Clause 8.5.7.

(2)	MergerSub Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of common stock of MergerSub issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one hundred (100) fully paid and nonassessable shares of common stock of the Surviving Corporation, which shall

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constitute the only outstanding shares of capital stock of the Surviving Corporation and all of which shall be held by Foreign Holdco.

(3)	Cancellation of Holdco Shares. Each Holdco Subscriber Share in existence immediately prior to the Merger Effective Time shall immediately following the Effective Time be acquired by Holdco for nil consideration under the Companies (Amendment) Act 1983.

(4)	Bidder-Owned Shares. Each Bidder Share held by the Bidder as treasury stock or owned by the Bidder immediately prior to the Merger Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

8.5.7.	Exchange of Certificates and Book Entry Shares

(1)	Exchange Agent. At the Merger Effective Time, Holdco shall deposit with the Exchange Agent, certificates or, at Holdco’s option, evidence of shares in book entry form, representing all of the Holdco Shares in issue immediately prior to the Merger Effective Time (other than the Holdco Subscriber Shares) and an amount equal to the aggregate cash amount payable to holders of Bidder Shares pursuant to Clause 8.5.6(1). All certificates representing Holdco Shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Bidder Exchange Fund”.

(2)	Exchange Procedures. As soon as reasonably practicable after the Merger Effective Time, and in any event within four (4) Business Days after the Merger Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of a Bidder Certificate and to each holder of record of a Bidder Book Entry Share, which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Clause 8.5.6(1), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Bidder Certificates shall pass, only upon delivery of the Bidder Certificates to the Exchange Agent or, in the case of Bidder Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of the Bidder Certificates and Bidder Book Entry Shares, as applicable, in exchange for payment and issuance of the Merger Consideration therefor. Upon surrender of Bidder Certificates or Bidder Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Bidder Certificates or Bidder Book Entry Shares (as applicable) shall be entitled to receive in exchange therefor: (a) that number of Holdco Shares into which such holder’s Bidder Shares represented by such holder’s properly surrendered Bidder Certificates or Bidder Book Entry Shares (as applicable) were converted pursuant to Clause 8.5.6(1), and the Bidder Certificates or Bidder Book Entry Shares (as applicable) so surrendered shall forthwith be cancelled, and (b) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to sub-clause (h) below) equal to any cash dividends or other distributions that such holder has the right to receive pursuant to Clause 8.5.7(4) below and the amount of any cash payable in accordance with Clause 8.5.6.(1). No interest shall be paid or shall accrue for the benefit of holders of the Bidder Certificates or Bidder Book Entry Shares on the Merger Consideration payable in respect of the Bidder Certificates or Bidder Book Entry Shares.

(3)	Transferred Certificates; Lost, Stolen or Destroyed Certificates. If payment or issuance of the Merger Consideration is to be made to a person other than the person

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in whose name the surrendered Bidder Certificate is registered, it shall be a condition of payment or issuance that the Bidder Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other taxes required by reason of the payment or issuance of the Merger Consideration to a person other than the registered holder of the Bidder Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable. In the event that any Bidder Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Bidder Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Bidder Certificate the applicable Merger Consideration payable or issuable in respect of the Bidder Shares represented by the Bidder Certificate pursuant to this Clause 8.5.7.

(4)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Holdco Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Bidder Certificate or Bidder Book Entry Shares (as applicable) with respect to the Bidder Shares represented thereby until such Bidder Certificate or Bidder Book Entry Shares (as applicable) has been surrendered in accordance with this Clause 8.5.7. Subject to applicable Law and the provisions of this Clause 8.5.7, following surrender of any such Bidder Certificate or Bidder Book Entry Shares (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, (a) the number of Holdco Shares to which such record holder was entitled pursuant to this Clause 8.5.7 and the amount of any cash payable in accordance with Clause 8.5.6.(1), (b) at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (c) at the appropriate payment date, the dividends or other distributions payable with respect to those Holdco Shares with a record date on or after the date of the Merger Effective Time but on or prior to the date of this surrender and with a payment date subsequent to surrender.

(5)	No Further Ownership Rights in Bidder Shares. Until surrendered as contemplated hereby, each Bidder Certificate or Bidder Book Entry Share shall, after the Merger Effective Time, represent for all purposes only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Clause 8.5.7, the issuance or payment of which shall be deemed to be the satisfaction in full of all rights pertaining to the Bidder converted in the Merger. At the Merger Effective Time, the stock transfer books of the Bidder shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Bidder Shares which were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Bidder Certificates or Bidder Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Clause 8.5.7.

(6)	Termination of Bidder Exchange Fund. Any portion of the Bidder Exchange Fund which has not been transferred to the holders of Bidder Certificates or Bidder Book Entry Shares (as applicable) as of the one−year anniversary of the Merger Effective Time shall be delivered to Holdco or its designee, upon demand, and the Holdco Shares included therein shall be sold at the best price reasonably obtainable at that

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time. Any holder of Bidder Certificates or Bidder Book Entry Shares (as applicable) who has not complied with this Clause 8.5.7 prior to the one−year anniversary of the Merger Effective Time shall thereafter look only to Holdco for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(7)	No Liability. None of the Bidder Merger Parties, the Bidder, Elan or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Holdco Shares (or dividends or distributions with respect thereto) from the Bidder Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(8)	Withholding. Holdco and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to the Agreement to any Person who was a holder of Bidder Shares immediately prior to the Merger Effective Time such amounts as Holdco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non−U.S. Tax law. To the extent that amounts are so withheld by Holdco or the Exchange Agent, such withheld amounts shall be treated for all purposes of the Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

8.5.8.	Pursuant to Section 252(d) of the DGCL, the Surviving Corporation hereby irrevocably agrees that:

(1)	it may be served with process in the State of Delaware in any proceeding for the enforcement of any obligation of MergerSub, as well as for any enforcement of any obligation of the Surviving Corporation arising from the Merger, including any suit or other proceeding to enforce the right of any shareholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the DGCL;

(2)	the Secretary of State of Delaware as its agent may accept service of process in any such suit or other proceedings; and

(3)	the Secretary of State should mail a copy of such process to the Surviving Corporation at the following address:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808, New Castle County

and

Todd Kingma

Executive Vice President, General Counsel and Secretary

Perrigo Company

515 Eastern Avenue

Allegan, Michigan 49010

8.6.	Bidder Share Awards

(1)	The Bidder Board or the appropriate committee thereof shall take all action necessary so that:

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(a)	Each option to acquire Bidder Shares granted under any Bidder Share Plan (each, a “Bidder Option”) that is outstanding immediately prior to the Merger Effective Time shall, as of the Merger Effective Time, cease to represent an option or other right to acquire Bidder Shares and shall be converted, at the Merger Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Bidder Option, that number of Holdco Shares equal to the product (rounded down to the nearest whole number) of (x) the number of Bidder Shares subject to the Bidder Option immediately prior to the Merger Effective Time and (y) the Conversion Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such Bidder Option immediately prior to the Merger Effective Time divided by (B) the Conversion Ratio; provided, however, that the exercise price and the number of Holdco Shares purchasable pursuant to the Bidder Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided further that in the case of any Bidder Option to which Section 422 of the Code applies, the exercise price and the number of Holdco Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. For purposes of this Agreement, “Conversion Ratio” shall mean the sum of (i) 1 plus (ii) the quotient obtained by dividing (x) $0.01 (B) by (y) the Closing Price;

(b)	Each issued and outstanding Bidder Share subject to vesting or other lapse restrictions pursuant to the Bidder Share Plans immediately prior to the Merger Effective Time (each, a “Bidder Restricted Share”) shall, as of the Merger Effective Time, cease to represent a right to acquire a Bidder Share and shall be converted into the right to receive that number of Holdco Shares equal to the product (rounded to the nearest whole number) of (x) the number of Bidder Shares subject to the Bidder Restricted Share immediately prior to the Merger Effective Time and (y) the Conversion Ratio, subject to the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Bidder Restricted Share in respect of which it was issued; and

(c)	Each stock-based award, other than a Bidder Option or Bidder Restricted Share (each, a “Bidder Share-Based Award”), granted under any Bidder Share Plan and outstanding immediately prior to the Merger Effective Time shall, as of the Merger Effective Time, cease to represent an award based on Bidder Shares and shall be converted into an award based on that number of Holdco Shares equal to the product (rounded to the nearest whole number to the extent permissible under Section 409A of the Code) of (x) the number of Bidder Shares covered by such Bidder Share-Based Award and (y) the Conversion Ratio, provided that such converted stock-based right or award shall be subject to the same terms and conditions (including vesting terms) as were applicable to such Bidder Share-Based Award in respect of which it was issued.

(2)	As soon as practicable after the Merger Effective Time, Holdco shall deliver to the holders of Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards appropriate notices setting forth such holders’ rights pursuant to the Bidder Share Plans, and the agreements evidencing the grants of such Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Clause 8.6 after giving effect to the Merger and the assumption by Holdco as set forth above.

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(3)	Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards assumed by it in accordance with this Clause 8.6. As of the Merger Effective Time Holdco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Holdco Shares subject to such Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Holdco shall administer the Bidder Share Plans assumed pursuant to this Clause 8.5.8 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Bidder Share Plan complied with such rule prior to the Merger.

(4)	Holdco shall take all corporate action necessary to assume the Bidder Share Plans or to adopt share plans having terms substantially identical to the Bidder Shares Plans and covering the Holdco equity awards resulting from the application of this Clause 8.6.

9.	TERMINATION

9.1.	Termination

9.1.1.	This Agreement may be terminated at any time prior to the Effective Time:

(1)	by either Elan or the Bidder if:

(a)	the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; or

(b)	the Bidder Shareholders Meeting shall have been completed and the Bidder Shareholder Approval shall not have been obtained;

(2)	by either Elan or the Bidder if the Effective Time shall not have occurred by 11:59 p.m., Irish time, on the End Date, provided that the right to terminate this Agreement pursuant to this Clause 9.1.1(2) shall not be available to a Party whose breach of any provision of this Agreement shall have caused the failure of the Effective Time to have occurred by such time;

(3)	by either Elan or the Bidder if the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed;

(4)	by either Elan or the Bidder if any Law or injunction enacted, issued, promulgated, enforced or entered by a Relevant Authority shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition or the Merger and such Law or injunction shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this Clause 9.1.1(4) shall not be available to a Party whose breach of any provision of this Agreement shall have caused such injunction;

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(5)	by Elan, if any Bidder Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of Conditions 1, 2, 3 or 5 and (2) is not reasonably capable of being cured by the then applicable End Date or, if curable, is not cured within 30 days following Elan’s delivery of written notice to the Bidder of such breach or failure to perform (which notice shall state Elan’s intention to terminate this Agreement pursuant to this Clause 9.1.1(5) and the basis for such termination);

(6)	by Bidder, if Elan shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a Condition set forth in Conditions 1, 2, 3 or 4 and (2) is not reasonably capable of being cured by the then applicable End Date or, if curable, is not cured within 30 days following the Bidder’s delivery of written notice to Elan of such breach or failure to perform (which notice shall state the Bidder’s intention to terminate this Agreement pursuant to this Clause 9.1.1(6) and the basis for such termination);

(7)	by the Bidder, in the event that an Elan Change of Recommendation shall have occurred;

(8)	by Elan, in the event that a Bidder Change of Recommendation shall have occurred;

(9)	by Elan, pursuant to and in accordance with Clause 5.3.8; or

(10)	by mutual written consent of Elan and the Bidder.

9.1.2.	Termination of this Agreement in accordance with Clause 9.1.1 shall not give rise to any liability of the Parties or MergerSub except as provided in the Expenses Reimbursement Agreement, in the proviso to Clause 9.1.3 or in Clause 9.2. Clause 10 (other than Clauses 10.1 and 10.11) of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

9.1.3.	Upon:

(1)	Bidder receiving Bidder Reimbursement Payments up to the Cap (as defined in the Expenses Reimbursement Agreement), Elan shall have no further liability in connection with the termination of this Agreement, whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Bidder or its shareholders; or

(2)	Elan receiving a Reverse Termination Payment, Bidder and the Financing Sources in their capacities as such shall have no further liability in connection with the termination of this Agreement, whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Elan or its shareholders (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 9.1.3(2) and shall be entitled to the protections of the provisions contained in this Clause 9.1.3(2) as if they were a party to this Agreement);

provided, however, that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.

9.1.4.	For the avoidance of doubt, termination of this Agreement shall be without prejudice to the provisions of the Expenses Reimbursement Agreement.

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9.2.	Certain Effects of Termination

If this Agreement is terminated by Elan pursuant to Clause 9.1.1(8) (it being understood, for the avoidance of doubt, that for the purposes of this Clause 9.2, the provision by the Bidder to Elan of notice or information in connection with a Bidder Alternative Proposal or Bidder Superior Proposal as required or expressly permitted by the Transaction Agreement shall not, in and of itself, constitute a Bidder Change of Recommendation which gives rise to a payment obligation under this Clause) then the Bidder shall pay to Elan US$168,883,686 (One Hundred Sixty Eight Million, Eight Hundred Eighty Three Thousand, Six Hundred Eighty Six US dollars) (the “Reverse Termination Payment”) in cleared, immediately available funds as promptly as possible (but in any event within three (3) Business Days) thereafter.

10.	GENERAL

10.1.	Announcements

Subject to the requirements of applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Acquisition, the Scheme, the Merger or this Agreement. The Bidder and Elan shall give each other a reasonable opportunity to review and comment upon any such public announcement and shall not issue any such public announcement prior to such consultation, except as may be required by applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel). The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form of the Rule 2.5 Announcement. For the avoidance of doubt, the provisions of this Clause 10.1 do not apply to any announcement, document or publication in connection with an Elan Alternative Proposal or Elan Bidder Alternative Proposal, Bidder Superior Proposal or a change in the Scheme Recommendation or Bidder Recommendation or any amendment to the terms of the Scheme proposed by the Bidder that would effect an increase in the Scheme Consideration whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2.	Notices

10.2.1.	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:

(1)	if to Bidder or the Bidder Merger Parties, to:

Perrigo Company

515 Eastern Avenue

Allergan, MI 49010

Fax: +1 (269) 673-1386

Attention: Todd Kingma

with copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Fax: +1 (212) 558 3588

Attention: Matthew G. Hurd and Krishna Veeraraghavan

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with another copy to:

Dillon Eustace

33 Sir John Rogerson’s Quay

Dublin 2, Ireland

Fax: +353 1 667 0042

Attention: Lorcan Tiernan

(2)	if to Elan, to:

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

Fax: +353 1 709 4713

Attention: Company Secretary

with copy to: A&L Goodbody

International Financial Services Center

North Wall Quay

Dublin 1, Ireland

Attention: Cian McCourt and Alan Casey

with another copy to:

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 0281

Attention: Christopher T. Cox and Gregory P. Patti

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 10.2.

10.2.2.	Any notice or document shall be deemed to have been served:

(1)	if delivered by overnight delivery or by hand, at the time of delivery; or

(2)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

10.3.	Assignment

No Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other parties hereto, provided that the Bidder may assign any or all of its rights and interests hereunder to one or more of its Subsidiaries, provided that prior consent in writing has been obtained from the Panel in respect of such assignment, but no such assignment shall relieve the Bidder of its obligations hereunder.

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10.4.	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

10.5.	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that following approval by the Elan Shareholders or the Bidder Shareholders there shall be no amendment to the provisions hereof which by Law requires further approval by the Elan Shareholders or the Bidder Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law. Notwithstanding anything to the contrary herein, this Clause 10.5, Clause 10.13.3 and Clause 10.13.4 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Clauses) and the definition of “Elan Material Adverse Effect” may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.5 and shall be entitled to the protections of the provisions contained in this Clause 10.5 as if they were a party to this Agreement).

10.6.	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Expense Reimbursement Agreement, the Disclosure Schedules, and any documents delivered by the Bidder and Elan in connection herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Bidder and Elan with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement.

10.7.	Inadequacy of Damages

Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

10.8.	Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

10.8.1.	affect that right, power or remedy; or

10.8.2.	operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9.	Severability

If any term, provision, covenant or condition of this Agreement, the Acquisition or the Merger (including any such term, provision, covenant or condition that is expressly subject to the consent of a Relevant Authority) is held by a court of competent jurisdiction or other Relevant Authority to be invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement or, as appropriate, the terms and

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conditions of this Agreement, the Acquisition or the Merger, as applicable, so as to effect the original intent of the parties as closely as possible in an equitable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible in accordance with applicable Law.

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

10.9.1.	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

10.9.2.	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

10.10.	No Partnership and No Agency

10.10.1.	Nothing in this Agreement and no action taken by the parties hereto pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other co-operative entity between any of the parties hereto.

10.10.2.	Nothing in this Agreement and no action taken by the parties hereto pursuant to this Agreement shall constitute, or be deemed to constitute, any party hereto the agent of the other parties hereto for any purpose. No party hereto has, pursuant to this Agreement, any authority or power to bind or to contract in the name of the other parties hereto to this Agreement.

10.11.	Further Assurance

Without limitation to the provisions of this Agreement, the Parties will, and will procure that each member of their respective Groups will, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Acquisition or the Merger or carry out the purposes of this Agreement.

10.12.	Costs and Expenses

Save for:

10.12.1.	the Panel’s document review fees (which shall be borne and discharged 50% by the Bidder and 50% by Elan);

10.12.2.	the Depositary's cancellation fees in respect of Elan ADSs (which shall be borne and discharged by the Bidder as provided for in Clause 8.3.2; and

10.12.3.	the costs of, and associated with, the filing, printing, publication and posting of the Form S-4 and any other materials required to be posted to Elan Shareholders or the Bidder Shareholders pursuant to SEC rules or the Takeover Rules, and the filing fees incurred in connection with notifications with any Relevant Authorities under any Antitrust Laws (which shall be borne and discharged 50% by the Bidder and 50% by Elan);

each Party and MergerSub shall pay its own costs and expenses of and incidental to this Agreement, the Acquisition, the Merger, and all other transactions contemplated hereby, except as otherwise provided in this Agreement.

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10.13.	Governing Law and Jurisdiction

10.13.1.	This Agreement shall be governed by, and construed in accordance with, the Laws of Ireland; provided, however, that the Merger and matters related thereto (and the exercise of, and compliance by the Bidder’s directors with, their fiduciary duties to the Bidder and its shareholders) shall be governed by, and construed in accordance with, the Laws of the State of Michigan.

10.13.2.	Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

10.13.3.	Notwithstanding the provisions of Clause 10.13 of the Agreement, each of the Parties acknowledges and irrevocably agrees (i) that any Action (whether at law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, the Agreement, any of the transactions contemplated by the Agreement (including the Acquisition and the Merger), the Financing or the performance of services thereunder or related thereto against any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (v) that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to the conflicts of Law rules of such state that would result in the application of the Laws of any other state or jurisdiction (other than sections 5−1401 and 5−1402 of the New York General Obligations Law) (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13.3 and shall be entitled to enforce the provisions contained in this Clause 10.13.3 as if they were a party to the Agreement).

10.13.4.	Each Party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of the Agreement or the transactions contemplated by the Agreement (including the Acquisition and the Merger), the Financing, or the performance of services thereunder or related thereto (including any action, proceeding or counterclaim) against any Financing Source in its capacity as such, including but not limited to any Action described in Clause 10.13.3 in any such court described in Clause 10.13.3(i) (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13.4 and shall be entitled to enforce the provisions contained in this Clause 10.13.4 as if they were a party to the Agreement).

10.13.5.	Notwithstanding anything to the contrary contained herein, none of the Elan Parties or their Representatives or shareholders (other than Holdco, if applicable) shall have any rights or claims against any Financing Source in connection with the Agreement, the Scheme, the Acquisition, the Merger, the Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Acquisition and the Merger, the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13.5 and shall be entitled to

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enforce the provisions contained in this Clause 10.13.5 as if they were a party to the Agreement).

10.13.6.	Except:

(1)	as provided in Clause 7.3 of the Agreement;

(2)	as provided in Clause 7.8 of the Agreement;

(3)	as provided in Clause 9.1.3(2) of the Agreement;

(4)	as provided in Clause 10.5 of the Agreement;

(5)	as provided in Clauses 10.13.3, 10.13.4 and 10.13.5;

the Agreement is not intended to confer upon any person other than Elan and the Bidder any rights or remedies under or by reason of the Agreement (provided, however, that the Bidder shall be entitled to enforce the terms and conditions of the Agreement on behalf of Holdco).

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SCHEDULE 1

ELAN CONDUCT

At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by applicable Law, or as expressly contemplated or permitted elsewhere in this Agreement, or with the prior written consent of the Bidder, Elan undertakes to and covenants with the Bidder that it:

1.	shall not, and shall not permit any of its Subsidiaries to, authorise or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Elan or its Subsidiaries);

2.	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue, or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital;

3.	shall not, and shall not permit any of its Subsidiaries to (A) grant any Elan Options, Elan Share Awards or any other equity-based awards, (B) increase the compensation or other benefits payable or provided to Elan’s current or former directors, officers or employees, (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Elan, (D) terminate the employment of any Elan employees classified as "Band III" or above (including, but not limited to, any senior contributors or scientists other than for cause, (E) amend any performance targets with respect to any outstanding bonus or equity awards, (F) amend the funding obligation or contribution rate of any Elan Benefit Plan or change any underlying assumptions to calculate benefits payable under any Elan Benefit Plan, (G) establish, adopt, enter into, amend or terminate an Elan Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, (H) forgive any loans to any director, officer or employee of Elan or (I) make available to any Elan Employee an offering period under the Elan Corporation, plc Employee Equity Purchase Plan (except, in the case of each of sub-clauses (A) through (I) of this Section 3, as otherwise permitted pursuant to this Section 3 or as required by existing written agreements in effect as of the date of this Agreement or as otherwise required by applicable Law);

4.	shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS, US GAAP, applicable Law or SEC policy;

5.	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in, or portion of the assets of, any person or any business or division thereof (except for such acquisitions with a purchase price or value not exceeding, individually or in the aggregate, $10 million), or any mergers, consolidations, restructurings, reorganizations, liquidations or business combinations, except in respect of any mergers, consolidations or business combinations among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement);

6.	shall not amend the Elan Memorandum and Articles of Association as in effect as of the date hereof or permit any of its Subsidiaries to adopt any amendments to its Organisational Documents;

7.	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any

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shares in its capital, voting securities or other equity interest in Elan or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise un-exercisable Elan Option under any of the Employee Share Plans (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than (A) issuances of Elan Ordinary Shares in respect of any exercise of Elan Options or the vesting or settlement of Elan Share Awards outstanding on the date hereof pursuant to the Employee Share Plans as set forth in Section 6.1.2(2) of the Elan Disclosure Schedule, (B) withholding of Elan Shares to satisfy Tax obligations pertaining to the exercise of Elan Options or the vesting or settlement of Elan Share Awards or to satisfy the exercise price with respect to options or to effectuate an optionee direction upon exercise, and (C) transactions among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement);

8.	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Elan Shares pursuant to the Employee Share Plans in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement);

9.	shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Elan or any of its Subsidiaries, on terms substantially consistent with or more beneficial than the indebtedness being replaced, and (C) guarantees by Elan of indebtedness for borrowed money of Subsidiaries of Elan or guarantees by Elan’s Subsidiaries of indebtedness for borrowed money of Elan or any Subsidiary of Elan, which indebtedness is incurred in compliance with this Section 9; provided that nothing contained herein shall prohibit Elan and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

10.	shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person, except (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement) for loans among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries;

11.	shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien, any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect that are set forth on Section 5.1.2(11) of the Elan Disclosure Schedule and have been furnished to the Bidder prior to the execution of this Agreement (excluding, for the avoidance of doubt, the TYSABRI Agreement), (B) in the case of liens, as required in connection with any indebtedness permitted to be incurred pursuant to Section 9 of this Schedule, (unless such transaction would reasonably be expected to have material adverse Tax consequences with respect to the transactions contemplated by this Agreement) for transactions among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries;

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12.	shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding, in each case made or pending by or against Elan or any of its Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings where any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, $10 million and (y) does not impose any injunctive relief on Elan and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction; provided that this Clause 12 shall not apply to any shareholder litigation shareholder against Elan or its directors or executive officers relating to the transactions contemplated by the Agreement or the Expenses Reimbursement Agreement, which shall be governed by Clause 7.12 of the Agreement);

13.	shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any method of Tax accounting, file any amended Tax return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material amount of Tax refund;

14.	shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, in excess of $10 million in the aggregate, except as set forth in Section 5.1.2(14) of the Elan Disclosure Schedule;

15.	except in the ordinary course of business consistent with past practice (provided that such exception shall not apply to any action taken with respect to the TYSABRI Agreement), shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be an Elan Material Contract, or materially modify, materially amend or terminate any Elan Material Contract or waive, release or assign any material rights or claims thereunder;

16.	shall not, and shall not permit any of its Subsidiaries to, alter any intercompany arrangements or agreements or the ownership structure among Elan and its wholly owned Subsidiaries or among Elan’s wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have Tax consequences to Elan or any of its Subsidiaries or otherwise have effects upon the Elan Group that are material and adverse;

17.	shall ensure that Elan and each of its Subsidiaries shall remain solvent and able to pay its debts as they fall due at all times; and

18.	shall ensure that Elan and each of its Subsidiaries will not, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of Elan to (i) pay any dividends or make any distributions on its capital stock (or with respect to any other interest or participation in, or measured by, its profits) to Elan or any of its Subsidiaries, (ii) make loans or advances to Elan or any of its Subsidiaries, or (iii) transfer any of its property or assets to Elan or any of its Subsidiaries.

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SCHEDULE 2

BIDDER CONDUCT

At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by applicable Law, or as expressly contemplated or permitted elsewhere in this Agreement, or with the prior written consent of Elan, the Bidder undertakes to and covenants with Elan that it:

1.	shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Bidder or its Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Subsidiaries and cash dividends made in the ordinary course consistent with past practice;

2.	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its issued capital stock, or issue or sell (or authorise any of the foregoing) any capital stock (or other securities in respect of, in lieu of, in substitution for, convertible or exchangeable into, or exercisable for capital stock), other than (A) issuances of Bidder Shares in respect of any exercise of Bidder Options or the vesting or settlement of Bidder Restricted Shares or Bidder Share-Based Awards outstanding on the date hereof pursuant to the Bidder Share Plans as set forth in Section 6.2.2(2) of the Elan Disclosure Schedule, (B) grants of Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards in the ordinary course of business consistent with past practice, (C) withholding of Bidder Shares to satisfy Tax obligations pertaining to the exercise of options or the vesting or settlement of share awards or to satisfy the exercise price with respect to options or to effectuate an optionee direction upon exercise, and (D) transactions by a wholly owned Subsidiary of the Bidder which remains a wholly owned Subsidiary after consummation of such transaction;

3.	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Acquisition);

4.	shall not amend the Bidder Organisational Documents or permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents, in each case, in any manner that would materially delay or otherwise adversely affect the consummation of the transactions contemplated by this Agreement;

5.	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in the Bidder or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Bidder Option under any existing Bidder Share Plans (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than (A) issuances of Bidder Shares in respect of any exercise of Bidder Options or the vesting or settlement of Bidder Restricted Shares or Bidder Share-Based Awards outstanding on the date hereof or as may be granted after the date hereof in accordance with this Clause 5, (B) grants of Bidder Options, Bidder Restricted Shares and Bidder Share-Based Awards in the ordinary course of business consistent with past practice, (C) withholding of Bidder Shares to satisfy Tax obligations pertaining to the exercise of Bidder Options or the vesting or settlement of Bidder Restricted Shares or

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Bidder Share-Based Awards or to satisfy the exercise price with respect to Bidder Options or to effectuate an optionee direction upon exercise; and (D) transactions among the Bidder and its wholly owned Subsidiaries or among the Bidder’s wholly owned Subsidiaries; and

6.	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

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IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
ELAN CORPORATION, PLC

/s/ William Daniel
Signature

William Daniel
Print Name
Title: EVP, Company Secretary

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
PERRIGO COMPANY

/s/ Joseph C. Papa
Signature

Joseph C. Papa
Print Name
Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
LEOPARD COMPANY

/s/ Todd W. Kingma
Signature

Todd W. Kingma
Print Name
Title: President

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
HABSONT LIMITED

/s/ Judy L. Brown
Signature

Judy L. Brown
Print Name
Title: Director

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
BLISFONT LIMITED

/s/ Judy L. Brown
Signature

Judy L. Brown
Print Name
Title: Director

[Signature Page to Transaction Agreement]

ANNEX

RULE 2.5 ANNOUNCEMENT